  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1997.
                                           REGISTRATION STATEMENT NO. 333-21621
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                            FLAGSTAR BANCORP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       MICHIGAN                      6035                     38-3150651
    (STATE OR OTHER           (PRIMARY STANDARD            (I.R.S. EMPLOYER
    JURISDICTION OF               INDUSTRIAL            IDENTIFICATION NUMBER)
   INCORPORATION OR         CLASSIFICATION CODE NUMBER)
     ORGANIZATION)

                              2600 TELEGRAPH ROAD
                     BLOOMFIELD HILLS, MICHIGAN 48302-0953
                                (810) 338-7700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               THOMAS J. HAMMOND
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            FLAGSTAR BANCORP, INC.
                              2600 TELEGRAPH ROAD
                     BLOOMFIELD HILLS, MICHIGAN 48302-0953

                              (810) 338-7700
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATION TO:

         MATTHEW G. ASH, ESQ.                        LEE MEYERSON, ESQ.
     EDWARD B. CROSLAND, JR., ESQ.               SIMPSON THACHER & BARTLETT
          PAUL D. BORJA, ESQ.                       425 LEXINGTON AVENUE
                                                  NEW YORK, NY 10017-3955
     DOUGLAS D. TIMMER, ESQ.                       (212) 455-3675 (PHONE)
REINHART, BOERNER, VAN DEUREN, NORRIS &             (212) 455-2502 (FAX)
          RIESELBACH, P.C.
 601 PENNSYLVANIA AVENUE, N.W., SUITE
              750, NORTH
      WASHINGTON, D.C. 20004-2601
        (202) 393-3636 (PHONE)
         (202) 393-0796 (FAX)

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
===============================================================================

                                                        PROPOSED
                                          PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF     AMOUNT        MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE         TO BE     OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED        REGISTERED(1)  PER SHARE(2)    PRICE(2)      FEE(3)
-------------------------------------------------------------------------------
Common Stock, Par Value
 $.01 per share........                               $195,000,000   $60,000

===============================================================================
(1) Includes 1,207,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the Registration Fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) Of such Registration Fee, $54,000 was paid by the Company in connection with the filing of the initial Registration Statement and $6,000 is paid herewith.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
===============================================================================

                               EXPLANATORY NOTE

This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering of shares of Common Stock in the United States and Canada (the "U.S. Offering"). The second prospectus relates to a concurrent offering of shares of Common Stock outside the United States and Canada (the "International Offering"). The prospectuses for the U.S. Offering and the International Offering will be identical with the exception of the outside front cover and outside back cover pages of the prospectus for the International Offering. Such alternate pages appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering and are labeled "Alternate Pages for International Offering Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                Subject to Completion, dated April 2, 1997

PROSPECTUS
                                8,050,000 SHARES

                   [LOGO OF FLAGSTAR BANCORP APPEARS HERE]
                                  COMMON STOCK

  Of the shares of common stock, par value $0.01 per share (the "Common Stock"), of Flagstar Bancorp, Inc. (the "Company") offered hereby, 2,200,000 shares are being issued and sold by the Company and 5,850,000 shares are being sold by members of the Hammond family (collectively, the "Selling Stockholders"), who prior to this offering own 100% of the Company. The Selling Stockholders include Thomas J. Hammond, the Chairman of the Board and Chief Executive Officer of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. Of the 8,050,000 shares being offered hereby, shares are being offered initially in the United States and Canada by the U.S.
Underwriters (the "U.S. Offering") and    shares are being offered initially
outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offering"). The initial public offering price and underwriting discounts and commissions will be identical for both offerings. See "Underwriting." The Company was formerly known as FSSB Holding Corporation and is the holding company and sole stockholder of Flagstar Bank, FSB (the "Bank"), which was formerly known as First Security Savings Bank, FSB. Following the consummation of the Offering, the Selling Stockholders will own 5,400,000 shares of Common Stock representing 40.15% of the voting power of the Company, assuming no exercise of the U.S. Underwriters' and International Managers' over-allotment options. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price for the Common Stock will be between $19 and $21 per share. See "Underwriting" for information relating to the factors to be considered in determining the public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "FLGS." See "Market for the Common Stock."

  At the request of the Company, the U.S. Underwriters have reserved up to 800,000 shares of Common Stock for sale at the initial public offering price to certain employees and customers of the Company and its affiliates.

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A DEGREE OF RISK.

                 SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), THE OFFICE OF THRIFT SUPERVISION (THE "OTS") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, THE FDIC, THE OTS OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

THE SHARES  OF COMMON STOCK OFFERED  HEREBY ARE NOT SAVINGS  ACCOUNTS, DEPOSITS
 OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

================================================================================

                                     UNDERWRITING                  PROCEEDS TO
                           PRICE TO DISCOUNTS AND   PROCEEDS TO      SELLING
                            PUBLIC  COMMISSIONS(1) COMPANY(2)(3) STOCKHOLDERS(3)
--------------------------------------------------------------------------------
Per Share.................   $           $             $              $
--------------------------------------------------------------------------------
Total(4)..................  $           $             $              $

================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and International Managers (together, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company, estimated to be
    $   .
(3) Pursuant to an agreement among each of the Selling Stockholders and the Company, the Company has agreed to pay 50% of the Underwriting Discounts and Commissions in connection with the sale of shares of the Common Stock in the Offering as well as all other fees and expenses incurred in connection therewith. See "Selling Stockholders--Selling Stockholder Agreement."

(4) The Company and the Selling Stockholders have granted to the U.S.
    Underwriters a 30-day option to purchase up to an additional     and
    shares of Common Stock, respectively, on the same terms and conditions as set forth above to cover over-allotments, if any. The Company and the Selling Stockholders have granted the International Managers a similar
    option to purchase up to an additional     and     shares of Common Stock,
    respectively, to cover over-allotments, if any. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Stockholders will be $   , $   , $    and $   , respectively. See
    "Underwriting."

                                 ------------

  The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of certificates for the shares of Common Stock will be made at the offices of
Lehman Brothers Inc., New York, New York, on or about    , 1997.

                                 ------------

LEHMAN BROTHERS

                              PAINEWEBBER INCORPORATED
                                                                     RONEY & CO.

APRIL  , 1997

[LOGO OF FLAGSTAR BANCORP APPEARS HERE]


 [MAP OF UNITED STATES WITH EXPANDED MAP OF MICHIGAN AND WITH LOCATIONS SHOWN OF REGIONAL WHOLESALE/CORRESPONDENT LENDING OFFICES, RETAIL LOAN ORIGINATION
  OFFICES, BANK BRANCHES AND WHOLESALE/CORRESPONDENT SATELLITE OFFICES]

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment options granted to the U.S. Underwriters and the International Managers have not been exercised. Terms used but not defined herein are defined elsewhere in this Prospectus.

THE COMPANY

  Flagstar Bancorp, Inc., a Michigan-based thrift holding company, is one of the largest originators of conforming single-family mortgage loans in the United States. Formerly known as FSSB Holding Corporation, the Company is engaged, through its principal subsidiary, the Bank, in the business of providing a full range of retail banking services in southern Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Company ranked fourth in the United States among thrifts in mortgage loan originations and sixteenth in total mortgage loan production according to SMR Research Corp., and was the second largest privately-owned mortgage originator in the United States.

  Prior to this Offering, all of the Common Stock of the Company has been owned by the Hammond family, which includes Thomas J. Hammond, the Chairman, Chief Executive Officer and founder of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. At December 31, 1996, the Company had consolidated total assets of $1.3 billion, net loans of $1.1 billion, total deposits of $624.5 million and total stockholders' equity of $78.5 million. For the year ended December 31, 1996, the Company's net earnings were $17.0 million and its return on average assets and return on average equity were 1.53% and 24.68%, respectively ($19.2 million, 1.73% and 27.87%, respectively, excluding the special deposit insurance assessment imposed on September 30, 1996 on all depository institutions insured by the Savings Association Insurance Fund (the "SAIF")).

  The Company currently operates in both the retail banking and mortgage banking segments, with most of the Company's revenue (net interest income and non-interest income) and earnings before income taxes attributable to the mortgage banking segment. The Company believes that its retail banking business provides it with a strategic advantage because it affords the Company access to funding sources for its mortgage origination business which would not otherwise be available. These additional funding sources include low cost retail deposits, FHLB advances and escrowed funds. The Company benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds and is therefore able to generate greater net interest income. See "The Company" and "Business."

  RETAIL BANKING. Through the Bank (which was formerly known as First Security Savings Bank, FSB), the Company provides a full range of retail banking services to consumers and small businesses in southern Michigan. The Bank operates a network of 15 bank branches located in southern Michigan counties, including Jackson County where it had the third largest market share with 21.8% of total deposits as of June 1996. Beginning with the acquisition of Security Savings Bank, F.S.B. ("Security Savings") and its seven bank branches in 1994, the Company has focused on expanding its branch network in these markets in order to increase its access to retail deposit funding sources. The Company believes that this also provides a greater opportunity for cross-marketing of consumer banking services to the Company's mortgage customers in Michigan and for taking advantage of opportunities that the Company believes exist for community banks in Michigan as a result of the substantial consolidation that has occurred in the banking industry. See "Business."

  MORTGAGE BANKING. The Company's mortgage banking operations, which have historically generated substantially all of the Company's earnings, originate residential mortgages through 41 retail loan origination offices located in Michigan (30), California (9) and Ohio (2). In addition, the Company originates retail mortgage loans on a wholesale basis through a network of approximately 1,800 independent mortgage brokers nationwide (who originate such loans using the Company's underwriting systems and standards and close such loans using funds advanced by the Company). This network is serviced by sixty account executives, who are organized among 10 regional wholesale/correspondent lending offices and nine wholesale/correspondent satellite offices. The Company also purchases mortgage loans on a regular basis from independent mortgage lenders, commercial banks, savings and loan associations and other financial institutions with whom the Company has established a correspondent relationship. See "Business."

  During the years ended December 31, 1996 and 1995, the Company's mortgage loan production totaled $6.8 billion and $5.2 billion, respectively. Of these amounts, approximately $6.1 billion was produced during the year ended December 31, 1996 through the Company's wholesale and correspondent loan production network and $685.3 million was produced through the Company's retail network ($4.6 billion and $632.7 million, respectively, during 1995).

  The Company sells a substantial portion of its loan production into the secondary market, principally by securitizing pools of loans through programs offered by government-sponsored enterprises such as the Federal National Mortgage Association ("FNMA" or "Fannie Mae") and the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") and through sales to private investors. In addition, the Company originates and sells loans conforming to the underwriting criteria of the Federal Housing Authority ("FHA") and the Department of Veterans Affairs ("VA"). Generally, the Company retains a portion of the servicing rights to the loans that it sells, but also realizes additional income by selling servicing rights on an individual and a bulk basis to other mortgage servicers. At December 31, 1996 and 1995, the Company's loan servicing portfolio totaled $4.8 billion and $6.8 billion, respectively (net of loans subserviced for others), substantially all of which related to conventional loans.

  The Company makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Company was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Company began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop UnderwriterTM and Freddie Mac's Loan ProspectorTM (of which the Company is currently one of the largest users), and has combined the two technologies into its LIVESM video conferencing and underwriting system. The Company believes that the LIVESM system, which permits a loan underwriter to interview and complete a loan application and approve a loan for a prospective borrower in one session during a live video conference, provides it with a significant competitive edge in writing mortgage loans. The Company also expects that during 1997, substantially all of its mortgage loan production will be underwritten using automated systems, which it believes will further reduce overhead, enhance customer service and facilitate conformity of the Company's loan production with FHLMC and FNMA underwriting guidelines.

  BUSINESS STRATEGY. The Company's strategy consists of the following key elements:

  . continue to expand the Company's branch network into the demographically desirable communities adjacent to the Company's current markets (such as Grand Rapids and Kalamazoo, Michigan) in order to gain access to additional low cost retail funding sources;

  . cross-sell retail banking services to the Company's large Michigan base of existing mortgage customers;

  . benefit from economies of scale by increasing the size of its loan servicing portfolio through the continued origination and purchase of large volumes of mortgage loans on a diversified, nationwide basis;

  . use the additional capital received by the Company from this Offering to retain more of its mortgage loan production volume and mortgage servicing rights, thereby increasing net interest income and servicing income;

  . utilize advanced technology and automated processes throughout the Company's business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

  . outsource selected loan servicing and other functions when cost-effective.

  RECENT OPERATING RESULTS. The Company's operations have grown significantly over the past five years. Between year-end 1992 and year-end 1996, the Company's annual mortgage loan production volume grew from $3.0 billion to $6.8 billion, its assets grew from $304.8 million to $1.3 billion and its loan servicing portfolio (net of loans subserviced for others) grew from $3.1 billion to a peak of $6.8 billion at December 31, 1995 before decreasing to $4.8 billion at December 31, 1996 as a result of significant sales of servicing rights during 1996. Over this period, net earnings increased from $9.8 million in 1992 to $17.0 million in 1996 ($19.2 million before the special deposit insurance assessment imposed on September 30, 1996, on all SAIF-insured institutions). Net earnings decreased in 1994 and 1995 compared to 1993 as a result of several factors, including higher levels of compensation and expense relating to expansion that the Company undertook in 1993 in response to the record levels of refinancing activity and its acquisition of Security Savings in 1994. This resulted in a corresponding decrease in earnings per share from $1.65 in 1993 to $1.37 in 1995, before increasing to $1.51 in 1996. For the three years ended December 31, 1996, 1995 and 1994, the Company reported a return on average equity of 24.68%, 29.42% and 35.78%, respectively, and a return on average assets of 1.53%, 1.63% and 3.19%, respectively.

  Historically, the Company has incurred minimal losses from charge-offs in connection with its residential mortgage loan production. Net charge-offs as a percentage of average loans outstanding increased from 0.09% in 1992 to 0.13% in 1996. Over this period, non-performing assets as a percentage of total assets ranged from 0.94% in 1992 to a low of 0.42% in 1994 and increased to 1.25% at December 31, 1995 and to 3.16% at December 31, 1996 (down from 3.37% at September 30, 1996). As a result of the increase in non-performing assets during 1996, the Company increased its provision for losses from $238,000 in 1995 to $2.6 million in 1996. At December 31, 1996, the Company's allowance for losses was equal to 0.31% of total loans and 11.43% of non-performing loans compared to 0.23% and 19.67%, respectively, at December 31, 1995. The 1995 and 1996 increases in non-performing assets resulted primarily from increased repurchases of delinquent residential mortgage loans from secondary market investors. Although the Company generally does not sell loans with recourse, it typically is required to repurchase loans, including delinquent and defaulted loans, which were not underwritten strictly in compliance with the underwriting standards of secondary market investors. As the volume of the Company's new loan production has increased substantially over the past several years, the aggregate amount of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent loans on a much faster basis, thereby accelerating the process of returning to the Company loans originated in prior periods.

  It has been the Company's experience that non-performing loans do not necessarily result in an ultimate loss to the Company. Approximately 88% of the Company's non-performing loans at December 31, 1996 were single-family residential mortgage loans (94% at December 31, 1995), which generally represent minimal risk of ultimate loss because of the nature of the underlying collateral, private mortgage insurance for loans with over-80% loan-to-value ("LTV") ratios and insurance or guarantees on certain loans from the FHA and VA. In addition, the Company may also have the right to sell the repurchased loan back to the broker or correspondent which originated it, or to seek indemnity from the applicable mortgage insurance company in the case of loans which are underwritten on a contract basis for the Company by such insurers.

  The Company anticipates that its level of loan repurchases and non-performing assets may continue to be above historical levels during 1997 as a result of the factors described above. The Company believes, however, that several actions it has taken during 1996, including a tightening of credit standards and the implementation of automated underwriting systems (which the Company believes, in most cases, significantly reduce the ability of secondary market investors to require repurchases of loans absent material misrepresentation), should result in the level of loan repurchases declining over time. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Financial Condition--Allowance for Losses" and "Business--Asset Quality."

MANAGEMENT

  The Company's senior management team consists of four individuals with extensive experience in the financial services industry, particularly residential mortgage loan origination. The Chairman, Chief Executive Officer and founder, Thomas J. Hammond, has over 29 years of experience in various aspects of residential lending and has been the Chief Executive Officer of the Bank since its inception in 1987. Prior to organizing the Bank, Mr. Hammond organized, owned and managed a series of financial services related companies, including Hammond Mortgage Corporation, which was sold to Michigan National Bank in 1981. The President, Mark T. Hammond, has worked in various positions at the Bank for the past 10 years, including Senior Vice President of the Bank in charge of secondary marketing and loan production and Executive Vice President responsible for mortgage operations. Joan H. Anderson, who is Executive Vice President in charge of mortgage loan servicing, collections and real estate holdings, has 27 years of banking and mortgage-related experience and has managed numerous aspects of the Bank's mortgage banking operations since joining the Bank in 1987. Michael W. Carrie, who is Chief Financial Officer of the Bank, has 12 years of experience in banking and mortgage lending, both with the Bank and previously with a major regional federal savings bank.


THE OFFERING

Common Stock offered by the     2,200,000 shares of Common Stock(1)
 Company....................

Common Stock offered by the     5,850,000 shares of Common Stock(1)
 Selling Stockholders.......

Common Stock to be
 outstanding immediately        13,450,000 shares of Common Stock(1)(2)
 after the Offering.........

Use of Proceeds.............
                              Substantially all of the net proceeds received by the Company from the shares it is selling in the Offering will be contributed to the Bank to be used for general corporate purposes and to pro-vide additional capital to the Bank to retain more servicing rights and to grow and expand its banking operations through the acquisition or es-tablishment of new bank branches. The Company will receive none of the proceeds from the sale of shares of Common Stock by the Selling Stock-holders. See "Use of Proceeds."

Nasdaq National Market        FLGS
 Symbol.....................
--------

(1) Excludes up to an aggregate of 330,000 shares and 877,500 shares of Common Stock that the Underwriters have the option to purchase from the Company and the Selling Stockholders, respectively, to cover over-allotments, if any. See "Underwriting."

(2) Excludes shares issuable upon exercise of options to be issued to employees of the Company. See "Management--Certain Benefit Plans and Agreements-- Stock Option Plan."

DIVIDEND POLICY

  The Company intends, subject to its capital needs, regulatory restrictions and other factors that its Board of Directors may deem relevant, to declare and pay a regular quarterly dividend beginning in 1997. It is currently anticipated that the annual amount of such dividend will be equal to approximately 2% of the initial public offering price of the Common Stock in the Offering (which is equal to a quarterly dividend of $0.10 per share assuming an initial public offering price at the mid-point of the range set forth on the cover page of this Prospectus ($20 per share)). The declaration of dividends by the Company and the amount thereof, however, will be at the discretion of the Company's Board of Directors. See "Risk Factors--Company's Dependence on Bank for Funding of Dividend Payments" and "Dividend Policy."

RISK FACTORS

  See "Risk Factors" for a discussion of certain material factors that should be considered in connection with an investment in the Common Stock offered hereby.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table presents summary selected consolidated financial and other data as of and for each of the five years in the period ended December 31, 1996. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Statements of Financial Condition as of December 31, 1996 and 1995, and the Consolidated Statements of Earnings for the years ended December 31, 1996, 1995 and 1994 are included elsewhere in this Prospectus.

                               AT OR FOR THE YEARS ENDED DECEMBER 31,
                          -------------------------------------------------------
                             1996           1995       1994      1993      1992
                          ----------     ----------  --------  --------  --------
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income.........  $   76,179     $   71,304  $ 35,112  $ 29,760  $ 18,735
Interest expense........      45,967         41,443    14,486    12,052     9,227
                          ----------     ----------  --------  --------  --------
Net interest income.....      30,212         29,861    20,626    17,708     9,508
Provision for losses....       2,604            238       290       644       380
                          ----------     ----------  --------  --------  --------
Net interest income
 after provision for
 losses.................      27,608         29,623    20,336    17,064     9,128
Non-interest income:
 Loan administration
  income................      11,859         14,248    13,261     7,786     2,340
 Net gain on loan sales
  and sales of mortgage
  servicing rights......      39,640         16,228    27,357    20,400     9,921
 Other income...........       7,035          6,512     2,114     5,468     6,162
                          ----------     ----------  --------  --------  --------
 Total..................      58,534         36,988    42,732    33,654    18,423
                          ----------     ----------  --------  --------  --------
Non-interest expense:
 Compensation and
  benefits..............      25,553         19,665    18,609     7,984     5,184
 Other expense..........      33,267(1)      22,051    19,010    13,308     7,298
                          ----------     ----------  --------  --------  --------
 Total..................      58,820         41,716    37,619    21,292    12,482
                          ----------     ----------  --------  --------  --------
Earnings before federal
 income taxes...........      27,322         24,895    25,449    29,426    15,069
Provision for federal
 income taxes...........      10,299          9,419     9,318    10,405     5,275
                          ----------     ----------  --------  --------  --------
Net earnings............  $   17,023(1)  $   15,476  $ 16,131  $ 19,021  $  9,794
                          ----------     ----------  --------  --------  --------
PER SHARE DATA:
Earnings per share......  $     1.51     $     1.37  $   1.42  $  1. 65  $   0.85
Book value per share....  $     6.97     $     5.55  $   4.37  $   3.05  $   1.45
Weighted average number
 of shares outstanding..      11,250         11,274    11,389    11,527    11,527
SUMMARY OF FINANCIAL
 CONDITION:
Total assets............  $1,297,226     $1,045,094  $723,150  $467,629  $304,758
Loans receivable:
 Mortgage loans
  available for sale....     840,767        620,455   205,480   389,073   218,266
 Loans held for
  investment............     273,569        305,580   429,800    26,906    21,637
 Less: Allowance for
  losses................      (3,500)        (2,102)   (1,871)     (901)     (550)
                          ----------     ----------  --------  --------  --------
 Total loans, net.......   1,110,836        923,933   633,409   415,078   239,353
Mortgage servicing
 rights.................      30,064         27,957    18,179    17,563    11,108
Deposits................     624,485        526,974   307,624   190,761   181,171
FHLB advances...........     389,801        191,156   200,750    55,000       --
Stockholders' equity....      78,468         62,445    49,419    35,114    16,767
PERFORMANCE RATIOS:
Return on average
 assets.................        1.53%(1)       1.63%     3.19%     4.39%     3.72%
Return on average
 equity.................       24.68%(1)      29.42%    35.78%    69.56%    84.78%
Interest rate spread....        2.13%          2.36%     3.37%     3.39%     2.04%
Net interest margin.....        3.07%          3.46%     4.63%     4.55%     3.92%
Ratio of average
 interest-earning assets
 to average interest-
 bearing liabilities....         120%           123%      139%      137%      158%
Ratio of non-interest
 expense to average
 assets.................        5.28%(2)       4.39%     7.44%     4.92%     4.71%
Efficiency ratio (3)....        64.8%          60.4%     58.3%     41.5%     44.7%
Dividend payout ratio...        5.87%         12.92%     2.48%     4.21%     7.66%

                                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                          -------------------------------------------------------------
                             1996        1995           1994        1993        1992
                          ----------  ----------     ----------  ----------  ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSET QUALITY DATA:
Net charge-offs to
 average loans
 outstanding............        0.13%       0.00%          0.08%       0.08%       0.09%
Non-performing assets to
 total assets...........        3.16%       1.25%          0.42%       0.60%       0.94%
Non-performing loans to
 total loans............        2.75%       1.15%          0.27%       0.37%       0.85%
Allowance for losses to
 total loans............        0.31%       0.23%          0.29%       0.22%       0.23%
Allowance for losses to
 non-performing loans ..       11.43%      19.67%        107.59%      58.17%      26.84%
CAPITAL RATIOS:
Tangible capital........        5.58%       5.19%          5.54%       7.41%       5.35%
Core capital............        6.01%       5.84%          6.63%       7.41%       5.35%
Total risk-based
 capital................       10.91%      10.12%         12.08%      13.84%      13.40%
Average equity-to-
 average assets.........        6.19%       5.54%          8.91%       6.32%       5.14%
MORTGAGE ORIGINATION AND
 SERVICING DATA:
Mortgage loans
 originated or
 purchased..............  $6,791,665  $5,195,605     $3,720,173  $6,220,415  $2,984,076
Mortgage loans sold.....  $6,581,897  $4,760,806     $3,551,319  $6,034,828  $2,888,564
Mortgage loans serviced
 for others (4).........  $4,801,581  $6,788,530     $5,691,421  $6,198,311  $3,091,399
Capitalized value of
 mortgage servicing
 rights (5).............        0.63%       0.41%(6)       0.32%       0.28%       0.36%
OTHER DATA:
Full time equivalent
 employees..............       1,310       1,142            869         971         584
Number of bank
 branches...............          15          13              9           1           1
Number of regional
 wholesale/correspondent
 lending offices........          10           9              6           5           4

--------

(1) Includes the special deposit insurance assessment imposed during 1996 by the FDIC on all institutions whose deposits were insured by the SAIF on March 31, 1995. See "Regulation and Supervision of the Bank--Federal Deposit Insurance." The Bank's assessment was $2.2 million, net of taxes. If such assessment had not been imposed, the Company's net earnings would have been approximately $19.2 million for the year ended December 31, 1996 and its return on average assets and return on average equity for the period would have been 1.73% and 27.87%, respectively.

(2) Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 4.98%.

(3) Computed as non-interest expense (excluding amortization of core deposit premiums) divided by the sum of net interest income and non-interest income. Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 61.0% for the year ended December 31, 1996.

(4) Amount excludes loans being subserviced for others, which is servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery to the purchasers. Loans subserviced for others totalled $3.6 billion and $0.5 billion at December 31, 1996 and 1995, respectively. There was no subservicing in prior years.
(5) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).
(6) Increase from prior year arises in part from the Company's adoption in May 1995 of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," which required the capitalization of mortgage servicing rights arising from loans originated by the Bank as well as the continued capitalization of mortgage servicing rights purchased from third parties.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be carefully considered before investing in the Common Stock offered hereby.

  The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus, including the risk factors discussed below, should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents incorporated by reference herein.

EARNINGS AND ASSET VALUE DECLINES FROM INTEREST RATE FLUCTUATIONS

  Changes in interest rates can have a variety of effects on the Company's business. In particular, changes in interest rates may impact the volume of mortgage loan originations, the interest spread on mortgage loans held for sale, the amount of gain or loss on the sale of mortgage loans and mortgage servicing rights and the market value of the Company's mortgage servicing portfolio.

  During periods of declining interest rates, such as occurred during 1993, the Company typically experiences an increase in mortgage loan originations, particularly those due to the refinancing of existing mortgages. An increase in, or stabilization of, interest rates for an extended period of time would adversely affect refinancing demand which could have an adverse effect on the Company's loan origination volume.

  The Company's net interest income or loss is the difference between the interest income it earns on the loans it originates or purchases as well as on other interest-earning assets and the interest expense it pays on its interest-bearing liabilities to fund such interest-earning assets. The Company principally funds its interest-earning assets from deposits and borrowings from the FHLB. The profitability of the Company's mortgage loan originations is in part a function of the spread between long-term interest rates (the rates on the loans the Company holds, whether for investment or for sale in the secondary market) and short-term interest rates (the rates at which the Company funds such mortgage loans). Since 1994, the Company's interest rate spread has declined from 3.37% for the year ended December 31, 1994 to 2.13% for the year ended December 31, 1996 in large part because of the decrease in the prevailing spread between long-term and short-term interest rates. There can be no assurance that future changes in interest rates will not further decrease this spread, which may adversely affect the Company's level of net interest income.

  In its retail banking operations, the Company is subject to interest rate risk on loans held in its portfolio arising from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, which is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment. A liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. Although the Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, there can be no assurance that a sudden or significant change in prevailing interest rates will not have a material adverse effect on the Company's operating results. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Asset/Liability Management-- Interest Rate Sensitivity Analysis."

  In its mortgage banking operations, the Company is exposed to interest rate risk from the time the interest rate on a mortgage loan application is committed to by the Company through the time the Company sells or commits to sell the mortgage loan. On a daily basis, the Company analyzes various economic and market factors and, based upon these analyses, projects the amount of mortgage loans it expects to sell for delivery at a future date. The actual amount of loans sold will be a percentage of the number of mortgage loans on which the Company has issued binding commitments (and thereby locked in the interest rate) but has not yet closed ("pipeline loans") to actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resultant mismatching of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. For instance, a sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this is not anticipated, the Company will not have made commitments to sell these additional pipeline loans and may incur significant losses upon their sale as the market rate of interest will be higher than the mortgage interest rate committed to by the Company on such additional pipeline loans. To the extent that the hedging strategy utilized by the Company is not successful, the Company's profitability may be adversely affected. See "Business--Secondary Marketing."

  The market value of, and earnings from, the Company's mortgage loan servicing portfolio may be adversely affected by declines in interest rates. If mortgage interest rates decline and mortgage loan prepayments therefore increase due to refinancing activity, the income stream from the Company's current mortgage loan servicing portfolio may decline. In that case, the Company may be required to amortize the portfolio more quickly or reduce the carrying value of its mortgage loan servicing portfolio, which would adversely affect the Company's operating results and financial condition. See "Business--Loan Servicing."

POTENTIAL LOSS OF ACCESS TO AND INCREASED COST OF FUNDING SOURCES

  The Company's principal sources of funding for its operations have been deposits placed with the Company and, to a lesser extent, borrowings from the Federal Home Loan Bank of Indianapolis (the "FHLB") and funds held in escrow for mortgage loan servicing purposes. Historically, the Company's cost of funds associated with deposits has generally been lower than its cost to borrow from the FHLB. To the extent the Company is unable to fund its asset growth through the maintenance and growth of its deposit base, it may have to rely to a greater extent on borrowings from the FHLB or other sources. If the cost of non-deposit funds is higher than the cost of deposits placed with the Company, the Company's net interest income and profitability would be adversely affected. At December 31, 1996, the Company had a $425.0 million line of credit with the FHLB, of which $389.8 million had been drawn and was outstanding.

  There can be no assurance that the Company will be successful in retaining access to funds at the level or cost necessary to continue originations of single-family mortgage loans at their current volume and level of profitability. To the extent that the Company is not successful in maintaining the availability of its current funding sources, by retaining existing deposits and attracting new deposits and by maintaining its line of credit with the FHLB, it may have to curtail its origination of single-family mortgage loans. A reduction in the Company's origination of single-family mortgage loans could have a material effect on the Company's gain on mortgage loan sales and sales of mortgage servicing rights. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Funding Sources."

POSSIBLE LOSS OF ACCESS TO SECONDARY MORTGAGE MARKET

  The ability of the Company to continue the mortgage banking segment of its operations, which generated a significant portion of the Company's pre-tax earnings for the year ended December 31, 1996, and has historically generated substantially all of the Company's earnings, is dependent upon the Company's continued access to an active secondary market in which to sell its single-family mortgage loans.

  The Company currently sells substantially all of the mortgage loans that it originates through its mortgage banking operations. The Company's ability to readily sell mortgage loans is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in those laws could limit the activity of such government sponsored enterprises or change the terms on which they acquire loans, which in turn could adversely affect the Company's operations. The Company expects that it will continue to remain eligible to participate in such programs but any significant impairment of such eligibility could materially and adversely affect its operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity. The profitability of participating in specific programs may vary depending on a number of factors, including the administrative costs to the Company of originating and purchasing qualifying loans.

  There can be no assurance that the Company will continue to have ready access to an active secondary market for the sale of its single-family mortgage loans or that it can continue to originate the types of loans for which such a market exists. Any significant change in the secondary market level of activity or underwriting criteria of Fannie Mae, Freddie Mac or other institutional or non-institutional investors could have a material adverse effect on the Company's results of operations.

POTENTIAL LOSS FROM LOAN DELINQUENCIES AND DEFAULTS ON LOANS

  From the time that the Company funds the mortgage loans it originates to the time it sells such loans, generally 10 to 40 days, the Company is at risk for any loan defaults. Once the Company sells the mortgage loans it originates, the risk of loss from loan defaults and foreclosure generally passes to the purchaser or insurer of the loans. In connection with the sale, the Company typically makes certain representations and warranties to the purchasers and insurers of such loans. Such representations and warranties generally relate to the origination and servicing of loans in substantial conformance with the laws of the state of origination and applicable investor guidelines and program eligibility standards. The Company relies upon its underwriting department to ascertain compliance with individual investor standards prior to sale of the loans in the secondary market, and it relies upon its quality control department to test sold loans on a sample basis for compliance. See "Business--Underwriting" and "--Quality Control." The purchasers of such loans will typically conduct a more detailed review of such loans following acquisition to determine whether such loans were originated in compliance with the purchaser's underwriting guidelines and program eligibility standards.

  If a loan defaults and there has been a breach of the Company's representations and warranties, the Company becomes liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the loan. During 1996, the Company sold approximately $6.6 billion in single family mortgage loans in the secondary market, of which approximately $10.4 million (0.16% of loans sold) were repurchased during 1996. Total repurchases of single family mortgage loans by the Company during 1996 of $54.8 million also included $32.7 million related to loans sold in 1995 (0.69% of such loans) and $11.7 million related to loans sold prior to 1995. Of the $54.8 million of mortgage loans repurchased during 1996, $15.0 million were non-performing at the time of repurchase, $10.1 million were non-performing at December 31, 1996 and $3.7 million had been foreclosed and were held as other repossessed assets at such date. These amounts represented significant increases over 1995, when the Company repurchased an aggregate of $4.5 million of single family residential mortgage loans. Primarily as a result of these increases in repurchases of non-performing loans from secondary market investors, the Company's level of non-performing assets increased from 1.25% of total assets at December 31, 1995 to 3.16% at December 31, 1996. Although the Company increased its provision for losses from $238,000 in 1995 to $2.6 million in 1996, its ratio of allowance for losses to non-performing loans declined from 107.6% at December 31, 1994 to 19.7% at December 31, 1995 and to 11.4% at December 31, 1996.

  For the reasons discussed under "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations," the Company expects that the level of its loan repurchases may continue to be above historical levels during 1997. The Company has historically incurred minimal losses from charge-offs in connection with its residential mortgage loan production and does not expect that these increases in loan repurchases and non-performing assets will result in materially increased levels of losses in the future (see "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Financial Condition--Allowance for Losses"); however, there can be no assurance that this will continue to be the case.


  The Company is also affected by loan delinquencies and defaults on mortgage loans that it services. At December 31, 1996, approximately 4.16% of the loans being serviced by the Company were delinquent (including foreclosures). Under certain types of servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. Further, the servicer must bear the costs of attempting to collect on delinquent and defaulted loans. The Company also foregoes servicing income from the time a loan becomes delinquent until foreclosure, at which time such amounts, if any, may be recovered.

GEOGRAPHIC CONCENTRATIONS IN LOAN AND SERVICING PORTFOLIO

  Historically, the Company's single-family mortgage loan portfolio has been concentrated in certain geographic regions, particularly Michigan, based upon the location of the property collateralizing the mortgage loan. Because borrowers of single-family mortgage loans usually reside on the collateral property, changes in economic and business conditions in the area in which the property is located can affect the borrower and thus have an effect on the performance of the loan. As of December 31, 1996, approximately 38% of the Company's single-family mortgage loans held for investment and of the mortgage loans serviced by the Company (as measured by unpaid principal balance) were collateralized by property located in Michigan. As a result, unfavorable or worsened economic conditions in Michigan could have a material adverse effect on the Company's financial condition and results of operations. Although the Company continues to diversify its loan portfolio geographically to minimize this risk, there can be no assurance that the Company will be successful in this effort. See "Business--Lending."

  In addition to risks associated with a geographic concentration of its loan portfolio, the Company's results of operations can be affected by the Company's concentration of credit to particular borrowers. The Company currently provides warehouse lines of credit ranging up to $8.0 million to certain mortgage companies. At December 31, 1996, the Company had issued a total of $97.1 million in such lines of credit, under which $42.9 million in borrowings were outstanding. Repayment of such loans is primarily dependent upon the successful operation of the business involved and therefore could be subject to a greater extent to adverse conditions in the economy. The Company seeks to minimize these risks by granting warehouse lines of credit generally to borrowers with which the Company has had substantial favorable business experience, by monitoring each credit drawdown for prompt repayment and by requiring collateral with a value in excess of the amount of the outstanding borrowings. At December 31, 1996, none of these loans were non-performing or classified. See "Business--Mortgage Banking Operations--Commercial Lending."

SEASONAL NATURE OF MORTGAGE BANKING BUSINESS

  The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs. See Note 18 of Notes to the Consolidated Financial Statements.

EXPANSION OF RETAIL BANKING BRANCHES

  The Company intends to grow and expand its retail banking operations through the acquisition or establishment of additional bank branches. This expansion is expected to be in communities across lower Michigan. If the Company is unable to generate a customer base within these communities because of consumer loyalty to other financial institutions or for other reasons, the Company will have incurred construction or building acquisition costs and liabilities under lease agreements as well as related branch overhead expenses without an appropriate return on its investment. See "Business--Properties" regarding the Company's branch expansion plans.

DEPENDENCE ON KEY PERSONNEL

  The growth and development of the Company to date have been largely dependent on certain key employees, the loss of whom could have a material adverse effect. The key employees of the Company are Thomas J. Hammond, Chief Executive Officer; Mark T. Hammond, President; Michael W. Carrie, Executive Vice President and Chief Financial Officer; and Joan H. Anderson, Executive Vice President. In connection with the Offering, the Company will enter into employment agreements with such employees. The Company does not carry "key person" life insurance on the lives of its officers. See "Management."

HIGHLY COMPETITIVE NATURE OF RETAIL AND MORTGAGE BANKING BUSINESS

  The Company competes in the retail banking business primarily with commercial banks and thrift institutions, all of which have a substantial presence in the same markets as the Company. Competitors for deposits include thrift institutions, commercial banks, credit unions, full service and discount broker dealers, and other investment alternatives, such as mutual funds, money market funds, and savings bonds or other government securities. The Company and its peers compete primarily on price at which products are offered and on customer service, with the Company generally offering deposit rates above prevailing market rates. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Financial Condition." In addition, the Company offers extended hours in its bank branches to attract a retail base of deposits.

  The Company competes in the mortgage banking business for mortgage originations with thrift institutions, commercial banks, insurance companies, and mortgage companies, many of which operate nationwide mortgage origination networks similar to that of the Company. Primary competitive factors include service quality, relationships with builders, mortgage brokers, real estate brokers and investors, technology, product offerings and rates and fees. Many of the Company's competitors are, or are affiliated with, organizations with substantially larger asset and capital bases (including regional and multi-national banks and bank holding companies). The Company has positioned itself with a product mix that attracts business from mortgage companies, credit unions and thrifts which may not have sufficient loan origination volume to obtain preferential pricing directly in the secondary market.

COMPANY'S DEPENDENCE ON BANK FOR FUNDING OF DIVIDEND PAYMENTS

  As a holding company without significant assets other than the capital stock of the Bank, the Company's ability to pay dividends on the Common Stock and to meet its other obligations is dependent upon the receipt of dividends from the Bank on such capital stock. The declaration of dividends by the Bank on all classes of its capital stock is subject to the discretion of the Board of Directors of the Bank and to applicable regulatory limitations. At December 31, 1996, the Bank estimates that it would have at least $6.8 million available for the payment of dividends to the Company under current OTS regulations without prior OTS approval. See "Dividend Policy."

COMPANY'S EXPOSURE TO REGULATORY AND LEGISLATIVE CHANGES AND CIVIL LAWSUITS

  The Bank, as a federally chartered savings bank, is subject to extensive regulation, supervision and examination by the OTS and the FDIC. Such regulation and supervision establishes a comprehensive framework of activities in which a savings institution may engage and is intended primarily for the protection of depositors and the SAIF, which is administered by the FDIC. In addition, the Company, as a registered savings and loan holding company, is subject to the regulation and supervision of the OTS. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities. Any change in such regulation, whether by the OTS, the FDIC, the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") or the U.S. Congress, could have a significant impact on the Bank and its operations. See "Regulation."

  The Company's lending activities, including its mortgage banking operations, are subject to the rules and regulations of the FHA, VA, Fannie Mae, Freddie Mac, the Government National Mortgage Association ("GNMA") and other regulatory agencies with respect to originating, processing, underwriting, selling, and servicing mortgage loans. In addition, there are other federal and state statutes and regulations affecting such activities. These rules and regulations, among other things, impose licensing obligations on the Bank, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. Moreover, lenders such as the Company are required annually to submit audited financial statements to Fannie Mae, Freddie Mac, and GNMA and to comply with each regulatory entity's own financial requirements. The Company's business is also subject to examination by Fannie Mae, Freddie Mac and GNMA to assure compliance with applicable regulations, policies and procedures.

  Mortgage loan origination activities are subject to the provisions of various federal and state statutes including, among others, the Equal Credit Opportunity Act, the Federal Truth in Lending Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, and the regulations promulgated thereunder, which, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs, and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. Many of the aforementioned regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions.

  In addition, certain states require that interest be paid to mortgagors on funds deposited by them in escrow to cover mortgage-related payments such as property taxes and insurance premiums. Federal legislation has in the past been introduced that would, if enacted, revise current escrow regulations and establish a uniform escrow calculation methodology in all states. If such federal legislation were enacted or if other states enact legislation relating to payment of, or increases in the rate of, interest on escrow balances, or if such legislation were retroactively applied to loans in the Company's servicing portfolio, the Company's earnings would be adversely affected.

  In recent years, mortgage originators have been subject to class action lawsuits which allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Class action lawsuits may continue to be filed in the future against mortgage originators generally. There can be no assurance that the Company or the Bank will not be the subject of such lawsuits in the future. In the event of an unfavorable court judgment in such lawsuits, if any, the Company's results of operations could be adversely affected. See "Business--Legal Proceedings."

  There are various other state and local laws and regulations affecting the Company's operations. The Company is licensed in those states that require licensing to originate, purchase and/or service mortgage loans.

REGULATORY LIMITATION ON STOCK OWNERSHIP

  With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% of any class of voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of a savings institution, such as the Bank, without prior notice or application to and the approval of the OTS. See "Regulation--Regulation and Supervision of the Company."

CONCENTRATION OF STOCK OWNERSHIP IN SELLING STOCKHOLDERS

  Immediately following the Offering, the Selling Stockholders will own 40.15% of the outstanding shares of Common Stock, or approximately 32.8% if the Underwriters exercise the over-allotment options in full. Such ownership percentage is based upon the anticipated sale of 5,850,000 shares of Common Stock by the Selling Stockholders in the Offering (6,727,500 shares assuming full exercise of the over-allotment options). The Selling Stockholders will not purchase any shares in the Offering. Accordingly, following completion of the Offering, the Selling Stockholders will continue to hold, in the aggregate, a significant ownership interest in the Company and therefore will be able to control or substantially influence the election of the Board of Directors and thus be able to direct the Company's affairs, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of Common Stock and other securities, notwithstanding their ownership of less than a majority of the outstanding shares of Common Stock.

DILUTION OF NEW STOCKHOLDERS THROUGH OFFERING

  Purchasers of Common Stock in the Offering will experience immediate and substantial dilution, and present stockholders will receive a substantial increase in the book value of their shares of Common Stock. See "Dilution."

NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price, which was determined through negotiations between the Company and the representatives of the Underwriters and may not reflect the market price of the Common Stock after the Offering. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which none of the Company, the Bank or any market maker has any control. Accordingly, there can be no assurance that an established and liquid market for the Common Stock will develop or be maintained. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Market for the Common Stock" and "Underwriting."

POTENTIAL ADVERSE EFFECT ON STOCK PRICE OF FUTURE SALES BY SELLING
STOCKHOLDERS

  If the Underwriters do not exercise their over-allotment options, then the Company will have 13,450,000 shares of Common Stock outstanding immediately following consummation of the Offering, of which 5,400,000 shares, representing approximately 40.15% of the outstanding shares of Common Stock, will be owned by the Selling Stockholders, and will have reserved an additional 1,345,000 shares of Common Stock for issuance pursuant to employee stock option plans. Of the then-outstanding shares, the 8,050,000 shares of Common Stock offered hereby will be freely tradable by non-affiliates of the Company without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 5,400,000 shares of capital stock held by the Selling Stockholders are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. None of such securities will be eligible for sale under Rule 144 before April, 1998 and then will be available for sale subject to the volume and other restrictions generally applicable to unregistered securities; in addition, the holders thereof have registration rights which entitle them to require, under certain circumstances, that the Company register their shares for sale to the public at an earlier date. The Company and the Selling Stockholders have agreed not to sell any shares of such stock or any rights to acquire such stock for a period of at least 180 days following the date of this Prospectus without the consent of Lehman Brothers Inc. on behalf of the Representatives and Lead Managers. See "Selling Stockholders" and "Underwriting." Following this Offering, sales of substantial amounts of the Common Stock in the public market, whether under Rule 144 or otherwise, or the potential for such sales, could adversely affect the prevailing market prices for the Company's Common Stock and impair the Company's ability to raise capital through the sale of additional equity securities.

RESTRICTIONS ON FUTURE ACQUISITION OF COMPANY

  The Articles of Incorporation and Bylaws of the Company and applicable provisions of the Michigan Business Corporation Act ("MBCA"), contain several provisions that may make more difficult the acquisition of control of the Company without the approval of the Board of Directors. Certain provisions of the Articles of Incorporation, among other things, (i) authorize the issuance of additional shares of Common Stock and serial preferred stock; (ii) classify the Board of Directors into three classes, each of which will serve for staggered three year periods; (iii) provide that a director of the Company may be removed by the stockholders only for cause; (iv) provide that only the Board of Directors or Chairman of the Board of the Company may call special meetings of the stockholders; (v) provide that the stockholders may take action only at a meeting of the stockholders; (vi) provide that the stockholders must comply with certain advance notice procedures in order to nominate candidates for director to the Board of Directors or to place stockholders' proposals on the agenda for communication at stockholders meetings; and (vii) provide that the stockholders may amend or repeal any of the foregoing provisions of the Articles of Incorporation or Bylaws only by a vote of 80% of the stock entitled to vote generally in the election of directors. In addition, the Company is subject to various anti-takeover provisions under the MBCA. See "Restrictions on Acquisition of the Company and the Bank."

                                  THE COMPANY

  Flagstar Bancorp, Inc., a Michigan-based thrift holding company, is one of the largest originators of conforming single-family mortgage loans in the United States. Formerly known as FSSB Holding Corporation, the Company is engaged, through its principal subsidiary, the Bank, in the business of providing a full range of retail banking services in southern Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Company ranked fourth in the United States among thrifts in mortgage loan originations and sixteenth in total mortgage loan production, according to SMR Research Corp., and was the second largest privately-owned mortgage originator in the United States.

  Prior to the Offering, all of the Common Stock of the Company has been owned by the Hammond family, which includes Thomas J. Hammond, the Chairman, Chief Executive Officer and founder of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. At December 31, 1996, the Company had consolidated total assets of $1.3 billion, net loans of $1.1 billion, total deposits of $624.5 million and total stockholders' equity of $78.5 million.

  The principal executive offices of the Company and the Bank are located at 2600 Telegraph Road, Bloomfield Hills, Michigan, 48302 and their telephone number is (810) 338-7700.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering (after deduction of the underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $36.9 million, assuming an initial public offering price at the mid-point of the range set forth on the cover of this Prospectus ($20 per share) and assuming that the Underwriters' over-allotment options are not exercised. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Substantially all of the net proceeds received by the Company from the shares of Common Stock it is selling in the Offering will be contributed to the capital of the Bank to be used for general corporate purposes and to provide additional capital to the Bank to support growth in its businesses, including expansions in mortgage originations and in its loan servicing portfolio and expansions in its banking operations through the acquisition or establishment of new bank branches. See "Business--Properties" regarding the Company's branch expansion plans and "Business--General."

                                DIVIDEND POLICY

  The Company intends to declare and pay dividends on its Common Stock beginning in 1997. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors and will depend upon levels of indebtedness, future earnings, capital requirements, the operating and financial condition of the Company and its subsidiaries, and general business conditions, as well as other factors that the Board of Directors considers relevant. As a holding company, the Company's principal source of funds for the payment of dividends will be dividends received from the Bank, which are subject to certain regulatory restrictions. See "Regulation."

                          MARKET FOR THE COMMON STOCK

  The Company's outstanding shares of Common Stock are currently held solely by the Selling Stockholders and, prior to the Offering, there has been no market for its capital stock. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "FLGS." The Company will seek to encourage and will assist at least two market makers to establish and maintain a market in the Common Stock in order to fulfill the requirements for having the Common Stock quoted on the Nasdaq National Market. However, there can be no assurance that an active and liquid trading market for the Common Stock will develop or, if developed, will be sustained following the Offering.

                                CAPITALIZATION

  The following table sets forth (a) the historical capitalization of the Company at December 31, 1996 and (b) the adjusted capitalization of the Company at December 31, 1996 after giving effect to the Offering. The net proceeds to the Company from the Offering (after deduction of the underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $36.9 million, assuming an initial public offering price at the mid-point of the range set forth on the cover of this Prospectus ($20 per share) and assuming that the Underwriters' over-allotment options are not exercised. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                                                        AT DECEMBER 31, 1996
                                                       ----------------------
                                                       HISTORICAL AS ADJUSTED
                                                       ---------- -----------
                                                       (DOLLARS IN THOUSANDS)
Long-term debt (1)....................................  $ 2,500    $  2,500
                                                        -------    --------
Stockholders' Equity:
  Common Stock (40,000,000 shares authorized;
   11,250,000 shares issued and outstanding;
   13,450,000 shares issued and outstanding as
   adjusted)..........................................      112         134(2)
  Preferred Stock (10,000,000 shares authorized;
   no shares issued or outstanding)...................      --          --
  Additional paid in capital..........................    2,816      39,661(3)
  Retained earnings...................................   75,540      75,540
                                                        -------    --------
    Total stockholders' equity........................   78,468     115,335
                                                        -------    --------
      Total capitalization............................  $80,968    $117,835
                                                        =======    ========
Ratio of equity to assets.............................     6.05%       8.65%
Regulatory capital ratios of the Bank:
  Tangible Capital....................................     5.58%       8.21%
  Core Capital........................................     6.01%       8.61%
  Total Risk Based Capital............................    10.91%      15.49%(4)
Book value per common share...........................  $  6.97    $   8.58

--------

(1) Reflects FHLB advances maturing more than one year from December 31, 1996.

(2) The Company has reserved 1,345,000 shares of its Common Stock for issuance and to be available for grants under certain compensation plans. See "Management."

(3) Offering expenses to be paid by the Company are expected to be approximately $7.1 million.

(4) Reflects a risk-weighting of 50% for net proceeds received by the Company from the Offering because of an assumed investment in single-family mortgage loans.

                                   DILUTION

  The net tangible book value of the Company's Common Stock as of December 31, 1996 was approximately $72.7 million or $6.46 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding.

  Dilution per share to new investors purchasing Common Stock in the Offering represents the difference between the amount per share paid and the net tangible book value per share of Common Stock immediately after the Offering. Shares used in the computation of per share amounts below include 11,250,000 shares outstanding immediately prior to the Offering and 2,200,000 shares to be issued by the Company in the Offering. After giving effect to the sale of 2,200,000 shares of Common Stock offered by the Company hereby and assuming no exercise of the over-allotment options by the Underwriters and an initial public offering price at the mid-point of the range set forth on the cover of this Prospectus ($20 per share) (after deducting the underwriting discount and estimated Offering expenses), the pro forma net tangible book value of the Company as of December 31, 1996 would have been $109.5 million or $8.14 per share, representing an immediate increase in net tangible book value of $1.68 per share to existing stockholders and an immediate dilution of $11.86 per share to new investors purchasing shares at the estimated public offering price. The following table illustrates this per share dilution.

   Estimated public offering price per share (1).................       $20.00
     Net tangible book value per share before the Offering (2)... $6.46
     Increase in net tangible book value per share attributable to new investors...........................................  1.68
                                                                  -----
   Pro forma net tangible book value per share after the
    Offering.....................................................         8.14
                                                                        ------
   Dilution per share to new investors...........................       $11.86
                                                                        ======

--------
(1) Before deducting estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company.
(2) Includes mortgage servicing rights and excludes core deposit intangibles. See Notes 3 and 15 of Notes to Consolidated Financial Statements.

  The following table sets forth on a pro forma basis at December 31, 1996 the number of shares of Common Stock purchased from the Company (assuming no exercise of the Underwriters' over-allotment options), the total consideration paid to the Company and the average price per share paid by the existing stockholders in 1987 and new investors purchasing shares of Common Stock in the Offering, assuming a public offering price of $20 per share.

                          SHARES OWNED AFTER
                         THE PUBLIC OFFERING   TOTAL CONSIDERATION
                         ------------------------------------------  AVERAGE PRICE
                           NUMBER    PERCENT      AMOUNT    PERCENT    PER SHARE
                         ----------- ---------------------- -------  -------------
Existing stockholders..    5,400,000   40.15%  $  1,404,000   0.86%     $ 0.26
New investors..........    8,050,000   59.85%  $161,000,000  99.14%     $20.00
                         ----------- -------   ------------ ------
  Total................   13,450,000  100.00%  $162,404,000 100.00%
                         =========== =======   ============ ======

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following selected consolidated financial and other data as of and for each of the five years in the period ended December 31, 1996 are derived from the Company's audited consolidated financial statements. The information set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Statements of Financial Condition as of December 31, 1996 and 1995, and the Consolidated Statements of Earnings for the years ended December 31, 1996, 1995 and 1994 are included elsewhere in this Prospectus.

                                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                             -------------------------------------------------------
                                1996           1995       1994      1993      1992
                             ----------     ----------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income............  $   76,179     $   71,304  $ 35,112  $ 29,760  $ 18,735
Interest expense...........      45,967         41,443    14,486    12,052     9,227
                             ----------     ----------  --------  --------  --------
Net interest income........      30,212         29,861    20,626    17,708     9,508
Provision for losses.......       2,604            238       290       644       380
                             ----------     ----------  --------  --------  --------
Net interest income after
 provision for losses......      27,608         29,623    20,336    17,064     9,128
Non-interest income:
 Loan administration
  income...................      11,859         14,248    13,261     7,786     2,340
 Net gain on loan sales and
  sales of mortgage
  servicing rights.........      39,640         16,228    27,357    20,400     9,921
 Other income..............       7,035          6,512     2,114     5,468     6,162
                             ----------     ----------  --------  --------  --------
   Total...................      58,534         36,988    42,732    33,654    18,423
                             ----------     ----------  --------  --------  --------
Non-interest expense:
 Compensation and
  benefits.................      25,553         19,665    18,609     7,984     5,184
 Other expense.............      33,267(1)      22,051    19,010    13,308     7,298
                             ----------     ----------  --------  --------  --------
   Total...................      58,820         41,716    37,619    21,292    12,482
                             ----------     ----------  --------  --------  --------
Earnings before federal
 income taxes..............      27,322         24,895    25,449    29,426    15,069
Provision for federal
 income taxes..............      10,299          9,419     9,318    10,405     5,275
                             ----------     ----------  --------  --------  --------
Net earnings...............  $   17,023(1)  $   15,476  $ 16,131  $ 19,021  $  9,794
                             ----------     ----------  --------  --------  --------
PER SHARE DATA:
Earnings per share.........  $     1.51     $     1.37  $   1.42  $  1. 65  $   0.85
Book value per share.......  $     6.97     $     5.55  $   4.37  $   3.05  $   1.45
Weighted average number of
 shares outstanding........      11,250         11,274    11,389    11,527    11,527
SUMMARY OF FINANCIAL
 CONDITION:
Total assets...............  $1,297,266     $1,045,094  $723,150  $467,629  $304,758
Loans receivable:
 Mortgage loans available
  for sale.................     840,767        620,455   205,480   389,073   218,266
 Loans held for
  investment...............     273,569        305,580   429,800    26,906    21,637
 Less: Allowance for losses      (3,500)        (2,102)   (1,871)     (901)     (550)
                             ----------     ----------  --------  --------  --------
   Total loans, net........   1,110,836        923,933   633,409   415,078   239,353
Mortgage servicing rights..      30,064         27,957    18,179    17,563    11,108
Deposits...................     624,485        526,974   307,624   190,761   181,171
FHLB advances..............     389,801        191,156   200,750    55,000       --
Stockholders' equity.......      78,468         62,445    49,419    35,114    16,767
PERFORMANCE RATIOS:
Return on average assets...        1.53%(1)       1.63%     3.19%     4.39%     3.72%
Return on average equity...       24.68%(1)      29.42%    35.78%    69.56%    84.78%
Interest rate spread.......        2.13%          2.36%     3.37%     3.39%     2.04%
Net interest margin........        3.07%          3.46%     4.63%     4.55%     3.92%
Ratio of average interest-
 earning assets to average
 interest-bearing liabili-
 ties......................         120%           123%      139%      137%      158%
Ratio of non-interest ex-
 pense to average assets...        5.28%(2)       4.39%     7.44%     4.92%     4.71%
Efficiency ratio (3).......        64.8%          60.4%     58.3%     41.5%     44.7%
Dividend payout ratio......        5.87%         12.92%     2.48%     4.21%     7.66%

                                                               (continued)

                                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------
                             1996        1995          1994        1993        1992
                          ----------  ----------    ----------  ----------  ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSET QUALITY DATA:
Net charge-offs to aver-
 age loans outstanding..        0.13%       0.00%         0.08%       0.08%       0.09%
Non-performing assets to
 total assets...........        3.16%       1.25%         0.42%       0.60%       0.94%
Non-performing loans to
 total loans............        2.75%       1.15%         0.27%       0.37%       0.85%
Allowance for losses to
 total loans............        0.31%       0.23%         0.29%       0.22%       0.23%
Allowance for losses to
 non-performing loans...       11.43%      19.67%       107.59%      58.17%      26.84%
CAPITAL RATIOS:
Tangible capital........        5.58%       5.19%         5.54%       7.41%       5.35%
Core capital............        6.01%       5.84%         6.63%       7.41%       5.35%
Total risk-based capi-
 tal....................       10.91%      10.12%        12.08%      13.84%      13.40%
Average equity-to-aver-
 age assets.............        6.19%       5.54%         8.91%       6.32%       5.14%
MORTGAGE ORIGINATION AND
 SERVICING DATA:
Mortgage loans origi-
 nated or purchased.....  $6,791,665  $5,195,605    $3,720,173  $6,220,415  $2,984,076
Mortgage loans sold.....  $6,581,897  $4,760,806    $3,551,319  $6,034,828  $2,888,564
Mortgage loans serviced
 for others (4).........  $4,801,581  $6,788,530    $5,691,421  $6,198,311  $3,091,399
Capitalized value of
 mortgage servicing
 rights (5).............        0.63%      0.41%(6)       0.32%       0.28%       0.36%
OTHER DATA:
Full time equivalent em-
 ployees................       1,310       1,142           869         971         584
Number of bank branch-
 es.....................          15          13             9           1           1
Number of regional
 wholesale/correspondent
 lending offices........          10           9             6           5           4

--------

(1) Includes the special deposit insurance assessment imposed during 1996 by the FDIC on all institutions whose deposits were insured by the SAIF on March 31, 1995. See "Regulation and Supervision of the Bank--Federal Deposit Insurance." The Bank's assessment was $2.2 million, net of taxes. If such assessment had not been imposed, the Company's net earnings would have been approximately $19.2 million for the year ended December 31, 1996 and its return on average assets and return on average equity for the period would have been 1.73% and 27.87%, respectively.

(2) Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 4.98%.

(3) Computed as non-interest expense (excluding amortization of core deposit premiums) divided by the sum of net interest income and non-interest income. Excluding the special SAIF assessment of $3.4 million, before taxes, incurred during 1996, mentioned in footnote 1 above, such ratio would have been 61.0% for the year ended December 31, 1996.

(4) Amount excludes loans being subserviced for others, which is servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery to the purchaser. Loans subserviced for others totalled $3.6 billion and $0.5 billion at December 31, 1996 and 1995, respectively. There was no subservicing in prior years.
(5) Reflects percentage of book value of mortgage servicing rights to loans serviced for others (excluding subservicing).

(6) Increase from prior year arises in part from the Company's adoption in May 1995 of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," which required the capitalization of mortgage servicing rights arising from loans originated by the Bank as well as the continued capitalization of mortgage servicing rights purchased from third parties.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF CHANGES
               IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company serves as the holding company of the Bank and its other subsidiaries. The Company's operations involve both mortgage banking and retail banking. The mortgage banking segment involves the origination and purchase of single-family residential mortgage loans on a nationwide basis, the sale of such loans, usually on a pooled and securitized basis, in the secondary market, and the servicing of mortgage loans for investors as well as the Company's own loan portfolio. The retail banking segment involves attracting deposits from the general public and originating single-family residential mortgage loans and consumer, commercial, commercial real estate and residential construction loans, primarily through the Company's branch network. A significant portion of the deposits attracted by the Company through its branch network and from wholesale sources are used to support the mortgage banking operations.

  The tables below set forth certain information for the Company's business segments for the periods shown. Prior to June 30, 1994, the Company did not have significant retail banking operations.

                                 REVENUES

                                            RETAIL         MORTGAGE
                                        BANKING SEGMENT BANKING SEGMENT COMBINED
                                        --------------- --------------- --------
                                                     (IN THOUSANDS)
Year ended:
  December 31, 1996....................     $13,791         $74,955     $88,746
  December 31, 1995....................      12,390          54,459      66,849
  December 31, 1994....................       1,432          61,926      63,358

                      EARNINGS (LOSS) BEFORE INCOME TAXES

                                            RETAIL         MORTGAGE
                                        BANKING SEGMENT BANKING SEGMENT COMBINED
                                        --------------- --------------- --------
                                                     (IN THOUSANDS)
Year ended:
  December 31, 1996....................     $ 3,305 (1)     $24,017     $27,322
  December 31, 1995....................       3,549          21,346      24,895
  December 31, 1994....................      (2,127)(2)      27,576      25,449

--------

(1) The earnings before income taxes of the retail banking segment for the year ended December 31, 1996 were adversely affected by the one-time SAIF assessment of $3.4 million before taxes.

(2) The retail banking segment began with the acquisition of Security Savings on July 1, 1994. See "Business--Lending--Retail Banking Operations."

  The Company's earnings are primarily dependent upon three revenue sources: its net interest income, which is the difference between interest earned on interest-earning assets (including loans held for sale in the Company's mortgage banking operations as well as loans held for investment) and interest paid on interest-bearing liabilities; fee income from servicing mortgages held by investors; and gains realized on sales of mortgage loans and mortgage servicing rights. These revenues are in turn significantly affected by factors such as changes in prevailing interest rates and in the yield curve (that is, the difference between prevailing short-term and long-term interest rates), as well as changes in the volume of mortgage originations nationwide and prepayments of outstanding mortgages.

  Since 1993, there has been a gradual flattening of the yield curve which has had the effect of reducing the Company's net interest spread. In order to offset this change, the Company has pursued a strategy of expanding its retail banking branch network in order to gain greater access to lower-cost retail deposits and reduce its reliance on wholesale funding sources and other borrowings. The Company does not use warehouse loans from commercial lending sources.

  In addition, changes in prevailing interest rates have had a significant effect on the Company's loan production volume. The Company's mortgage loan production volume more than doubled between 1992 and 1993 (from $3.0 billion to $6.2 billion) principally as a result of the record level of refinancing activity that occurred in 1993 following the sudden decline in interest rates. Excluding 1993 due to the surge in refinancing activity which occurred in that year, the Company's mortgage loan origination volume has grown steadily and significantly each year, from $3.0 billion in 1992 to $6.8 billion in 1996. This in turn has contributed to the yearly growth in net interest income and (except for 1996, when the Company sold a significant volume of mortgage servicing rights) loan administration income, as well as the substantial gains on loan sales and sales of mortgage servicing rights, that the Company has been able to recognize during this period.

RESULTS OF OPERATIONS

  OVERVIEW OF OPERATING RESULTS. 1996 COMPARED TO 1995. Net earnings for 1996 were $17.0 million ($1.51 per share), a 9.7% increase from the $15.5 million ($1.37 per share) reported in 1995. Excluding the effect of the one-time SAIF assessment of $2.2 million (after-tax) in 1996, net earnings would have been $19.2 million ($1.71 per share), a 23.9% increase over 1995. The increase resulted from increases in net gains on loan sales and sales of mortgage servicing rights (up $23.4 million, or 144.4%), and a $0.3 million, or 1.0%, increase in net interest income. The increase in net interest income resulted primarily from a 14.0% increase in average interest-earning assets reflecting continued strong growth in the Company's loan production volume, offset in part by a decrease in the net interest spread caused by a continued flattening of the yield curve. These increases in net interest income and non-interest income were offset by increases in the provision for losses, higher compensation and benefits expenses, reflecting staff increases and merit raises, and an increase in general and administrative expenses resulting from increased loan production levels and expansion of the Company's branch network.

  1995 COMPARED TO 1994. Net earnings decreased by 3.7% to $15.5 million ($1.37 per share) in 1995 from $16.1 million ($1.42 per share) in 1994 as a result of an $11.2 million reduction in the level of gains on loan sales and sales of mortgage servicing rights ($16.2 million in 1995 compared to $27.4 million in 1994) and an increase in other non-interest expenses of $3.1 million (from $19.0 million in 1994 to $22.1 million in 1995), which more than offset a substantial increase in net interest income (from $20.6 million to $29.9 million) and a significant increase in loan administration income. The reduction in part resulted from a $300.0 million decrease in the unpaid principal balance of the mortgage loans underlying the mortgage servicing rights sold as well as the sale of currently originated higher coupon mortgage servicing rights sold during 1995. Mortgage loans serviced increased significantly from $5.7 billion at December 31, 1994 to $6.8 billion at December 31, 1995, reflecting a net retention of $1.1 billion, or 19.3%, as compared to a net reduction of $500 million, or 8.1%, for 1994.

  NET INTEREST INCOME. 1996 COMPARED TO 1995. Net interest income increased $0.3 million, or 1.0%, to $30.2 million for the year ended December 31, 1996, from $29.9 million for the year ended December 31, 1995. This increase was due primarily to a $121.3 million increase in average interest-earning assets between the comparable periods, offset in part by the related increase in interest-bearing liabilities necessary to fund such growth. At the same time, the Company's interest rate spread declined from 2.36% for the year ended December 31, 1995 to 2.13% for 1996, which resulted in a decrease in the Company's net yield on interest-earning assets to 3.07% for the year ended December 31, 1996 from 3.46% for 1995. This decrease was caused by a slight compression in the yield curve for interest-earning assets priced off of 10-year and 15-year U. S. Treasury securities as compared to funding sources priced off of the one-year U.S. Treasury security.

  1995 COMPARED TO 1994. Net interest income for the year ended December 31, 1995 increased $9.3 million, or 45.1%, to $29.9 million as compared to $20.6 million for the year ended December 31, 1994. This increase was caused primarily by substantial increases in interest-earning assets. Average interest-earning assets were $864.0 million and $445.6 million for the years ended December 31, 1995 and 1994, respectively. At the same time, the Company's interest rate spread declined from 3.37% for the year ended December 31, 1994 to

2.36% for 1995 and the net interest margin declined from 4.63% to 3.46% during such periods. These decreases resulted primarily from the substantial growth in the Company's average assets between 1994 and 1995. In order to fund such growth, the Company significantly increased its use of brokered deposits, which typically have a higher interest rate than retail deposits, and FHLB advances, which are subject to daily repricing. The average cost of such funding sources increased from 4.79% and 4.44%, respectively, in 1994 to 6.21% and 6.35%, respectively, in 1995. During the same periods, the average yield on the Company's loans increased by only 32 basis points, from 8.00% in 1994 to 8.32% in 1995. In addition, as a result of this asset growth, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 123% for the year ended December 31, 1995, as compared to 139% for the year ended December 31, 1994, and the ratio of non-interest bearing funding sources to interest-earning assets declined. The Company's interest rate spread and net interest margin were also adversely affected by a significant compression in the yield curve between short-term funding liabilities and longer-term assets.

  AVERAGE BALANCES, INTEREST RATES AND YIELDS. Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-bearing liabilities and interest-earning assets. When the total of interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets.

  The following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                                      FOR THE YEARS ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------------------
                                       1996                          1995                         1994
                          ------------------------------ ---------------------------- ----------------------------
                           AVERAGE             AVERAGE   AVERAGE            AVERAGE   AVERAGE            AVERAGE
                           BALANCE   INTEREST YIELD/COST BALANCE  INTEREST YIELD/COST BALANCE  INTEREST YIELD/COST
                          ---------- -------- ---------- -------- -------- ---------- -------- -------- ----------
                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net..  $  964,257 $74,588     7.74%   $835,600 $69,543     8.32%   $419,147 $33,533     8.00%
 FHLB stock.............      18,776   1,471     7.83%     16,304   1,285     7.88%      9,534     553     5.80%
 Other..................       2,230     120     5.38%     12,098     476     3.93%     16,871   1,026     6.08%
                          ---------- -------             -------- -------             -------- -------
 Total..................     985,263  76,179     7.73%    864,002  71,304     8.25%    445,552  35,112     7.88%
                                     -------
 Non-interest-earning
  assets................     129,005                       85,686                       60,254
                          ----------                     --------                     --------
   Total assets.........  $1,114,268                     $949,688                     $505,806
                          ==========                     ========                     ========
Interest-bearing
 liabilities:
 Demand deposits........  $   86,650   2,499     2.88%   $ 63,844   1,824     2.86%   $ 27,892     773     2.77%
 Savings deposits.......      18,933     428     2.26%     10,119     228     2.25%      5,385     127     2.36%
 Certificates of
  deposit...............     446,808  27,504     6.16%    371,756  23,071     6.21%    169,986   8,137     4.79%
 FHLB advances..........     247,204  14,291     5.78%    237,535  15,072     6.35%     83,912   3,726     4.44%
 Other..................      21,227   1,245     5.87%     19,703   1,248     6.33%     34,267   1,723     5.03%
                          ---------- -------             -------- -------             -------- -------
Total interest-bearing
 liabilities............     820,822  45,967     5.60%    702,957  41,443     5.89%    321,442  14,486     4.51%
Non-interest-bearing
 liabilities............     224,484                      194,128                      139,278
                          ----------                     --------                     --------
   Total liabilities....   1,045,306                      897,085                      460,720
 Equity.................      68,962                       52,603                       45,086
                          ----------                     --------                     --------
 Total Liabilities and
  Equity................  $1,114,268                     $949,688                     $505,806
                          ==========                     ========                     ========
Net interest-earning
 assets.................  $  164,441                     $161,045                     $124,110
                          ========== =======             ======== =======             ======== =======
Net interest income.....             $30,212                      $29,861                      $20,626
                                     =======                      =======                      =======
Interest rate spread....                         2.13%                        2.36%                        3.37%
Net interest margin.....                         3.07%                        3.46%                        4.63%
Ratio of average
 interest-earning assets
 to interest-bearing
 liabilities............                          120%                         123%                         139%

  RATE/VOLUME ANALYSIS. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                                   FOR THE YEAR ENDED DECEMBER 31,
                            --------------------------------------------------
                                1996 VS. 1995             1995 VS. 1994
                            -----------------------  -------------------------
                             RATE    VOLUME   NET     RATE    VOLUME     NET
                            -------  ------  ------  -------  -------  -------
                                           (IN THOUSANDS)
INTEREST INCOME:
  Loans receivable, net.... $(4,907) $9,952  $5,045  $ 1,351  $34,659  $36,010
  FHLB stock...............      (8)    194     186      136      437      573
  Other....................     175    (531)   (356)    (362)     (29)    (391)
                            -------  ------  ------  -------  -------  -------
    Total..................  (4,740)  9,615   4,875    1,125   35,067   36,192
                            -------  ------  ------  -------  -------  -------
INTEREST EXPENSE:
  Demand deposits..........      17     658     675       24    1,027    1,051
  Savings deposits.........       1     199     200       (6)     107      101
  Certificates of deposit..    (187)  4,620   4,433    2,412   12,522   14,934
  FHLB advances............  (1,654)    873    (781)   1,636    9,710   11,346
  Other....................     (92)     89      (3)     277     (752)    (475)
                            -------  ------  ------  -------  -------  -------
    Total..................  (1,915)  6,439   4,524    4,343   22,614   26,957
                            -------  ------  ------  -------  -------  -------
  Net change in net
   interest income......... $(2,825) $3,176  $  351  $(3,218) $12,453  $ 9,235
                            =======  ======  ======  =======  =======  =======

  PROVISION FOR LOSSES. 1996 COMPARED TO 1995. The provision for losses increased to $2.6 million for 1996 from $238,000 for 1995. The Company's determination of its provision for losses reflects its consideration of the potential loss that may arise from loans in its portfolio or which it services for others. See "Business--Asset Quality." The increase in the provision reflected the increase in the level of non-performing loans to $30.6 million at December 31, 1996, from $10.7 million at December 31, 1995, an increase of approximately $19.9 million, or 186%, and the increase in the level of net charge-offs to 0.13% of average loans in 1996 from 0.00% in 1995. Single family residential mortgage loans comprised approximately $27.0 million, or 88%, of non-performing loans at December 31, 1996 compared to 94% at December 31, 1995. See "--Financial Condition--Allowance for Losses" and "Business-- Asset Quality".

  1995 COMPARED TO 1994. The provision for losses decreased to $238,000 in 1995 from $290,000 in 1994. This decrease was not significant based on the minimal amount of net charge-offs during 1995.

  NON-INTEREST INCOME. 1996 COMPARED TO 1995. Non-interest income increased $21.5 million, or 58.1%, to $58.5 million for 1996, from $37.0 million for 1995. The majority of this increase resulted from increased net gains on loan sales and sales of mortgage servicing rights.

  Decisions to sell mortgage servicing rights are influenced in part by federal regulations and OTS supervision of the Bank. Such regulations, in part, limit the amount of mortgage servicing rights that the Bank may consider for purposes of satisfying its minimum regulatory capital requirements. See "Regulation--Regulation and Supervision of the Bank." Thus, sales of mortgage servicing rights may be undertaken for regulatory purposes. In addition, sales may also be undertaken to take advantage of market prices that exceed the Bank's internal valuation of such rights.

  1995 COMPARED TO 1994. For the year ended December 31, 1995, non-interest income decreased $5.7 million, or 13.4%, to $37.0 million from $42.7 million for the year ended December 31, 1994. The majority of the decrease was attributable to a decrease in the net gains on mortgage loan sales and sales of mortgage servicing rights, together with a slight decrease in the volume of mortgage servicing rights sold.

  LOAN ADMINISTRATION. 1996 COMPARED TO 1995. Loan administration income decreased $2.4 million or 16.8%, to $11.9 million for 1996, from $14.3 million for 1995. This decrease resulted primarily from a decrease in mortgage loans serviced. At December 31, 1996, the unpaid principal balance of loans serviced for others decreased $2.0 billion, or 29.4%, to $4.8 billion, from $6.8 billion at December 31, 1995. At December 31, 1996 and 1995, the weighted average servicing fee on loans serviced for others was 0.289% (i.e., 28.9 basis points) and 0.287%, respectively.

  1995 COMPARED TO 1994. For the year ended December 31, 1995, loan administration income increased $1.0 million, or 7.5%, to $14.3 million from $13.3 million for the year ended December 31, 1994. This increase was attributable to an increase in loans being serviced at December 31, 1995, of $1.1 billion, or 19.3%, from $5.7 billion at December 31, 1994. The weighted average servicing fee on loans serviced for others (excluding subserviced loans) was 0.287% at December 31, 1995 and 1994.

  Loans serviced for others excludes short-term subservicing, which is the servicing of loans subsequent to the sale of the related mortgage servicing rights but prior to their delivery to the purchaser. At December 31, 1996 and 1995, the amount of servicing for others excluded subservicing of $3.6 billion and $536.3 million, respectively.

  NET GAIN ON LOAN SALES AND SALES OF MORTGAGE SERVICING RIGHTS. 1996 COMPARED TO 1995. For 1996, net gain on loan sales and sales of mortgage servicing rights increased $23.4 million, or 144.4%, to $39.6 million, from $16.2 million for 1995. This increase primarily resulted from the increased amount of mortgage servicing rights sold. Specifically, this change resulted from a $21.7 million increase in the gain on sale of mortgage servicing rights and a $1.7 million increase on the gain on sale of loans. These higher levels of gains are attributable to increases in the amount of mortgage servicing rights and loans sold. For 1995 versus 1996, the principal balance of the loans underlying the mortgage servicing rights sold increased from $2.3 billion to $6.5 billion. Over the same time period, the amount of loans sold grew from $4.8 billion to $6.6 billion.

  1995 COMPARED TO 1994. For the year ended December 31, 1995, net gain on loan sales and sales of mortgage servicing rights decreased $11.2 million, or 40.9%, to $16.2 million, from $27.4 million for 1994. This decrease was a function of a $15.1 million decrease in the gain on sale of mortgage servicing rights and a $3.9 million increase in the gain on sale of mortgage loans. The decrease in the gain on sale of mortgage servicing rights was attributable to both a $300 million decrease in the principal balance of the loans underlying the mortgage servicing rights sold from $2.6 billion to $2.3 billion as well as the sale of currently originated lower coupon mortgage servicing rights during 1995. The increase in the gain on the mortgage loans sold was principally the result of the increase in the volume of loans sold for the year ended 1995 of $1.2 billion, from $3.6 billion in 1994 to $4.8 billion in 1995.

  Mortgage servicing rights originated or acquired by the Company are capitalized pursuant to Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights," which the Company adopted in May 1995. The value of mortgage servicing rights capitalized are periodically evaluated in relation to the estimated discounted net future servicing revenues. See Note 3 of Notes to Consolidated Financial Statements. At December 31, 1996 and 1995, the estimated fair value of the mortgage servicing rights in excess of their stated book value was approximately $23.9 million and $42.4 million, respectively. See Note 7 of Notes to Consolidated Financial Statements.

  OTHER FEES AND CHARGES. 1996 COMPARED TO 1995. For 1996, other fees and charges, which includes certain loan fees and charges, deposit-related fees and escrow waiver fees, increased $0.5 million, or 7.7%, to $7.0 million from $6.5 million for 1995. This increase was a result of an overall increase in mortgage loan originations in 1996 as compared to 1995.

  1995 COMPARED TO 1994. Other fees and charges increased $4.4 million, or 209.5%, to $6.5 million for 1995 from $2.1 million for 1994. This increase was attributable to an increase in underwriting fees in 1995 as compared to 1994 and an overall increase in mortgage loan originations in 1995.

  NON-INTEREST EXPENSE. The following table sets forth components of the Company's non-interest expense, prior to allocation of expenses related to loan originations that are deferred pursuant to SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." As required by SFAS No. 91, mortgage loan fees and certain direct origination costs (principally compensation and benefits) are capitalized and amortized rather than immediately expensed. Certain other expenses associated with loan production, however, are not required to be capitalized. These expense amounts are reflected on the Company's statement of earnings net of the portion that must be capitalized under SFAS No. 91. However, management believes that the analysis of non-interest expense on a "gross" basis (i.e., prior to the deferral of capitalized loan origination costs) more clearly reflects the changes in total overhead costs associated with increased loan production. See Note 3 of Notes to Consolidated Financial Statements for further information.

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           ----------------------------------
                                              1996        1995        1994
                                           ----------  ----------  ----------
                                                    (IN THOUSANDS)
Compensation and benefits................. $   40,524  $   30,809  $   25,424
Commissions...............................     12,367      11,102       9,340
Occupancy and equipment...................     12,125       8,873       7,339
Advertising...............................        943         597       1,110
Core deposit premium amortization.........      1,290       1,330         651
Federal deposit insurance premiums........      4,435       1,122         803
Other.....................................     20,474      15,536      11,978
                                           ----------  ----------  ----------
    Subtotal..............................     92,158      69,369      56,645
Less: deferral of capitalized loan
 origination costs........................    (33,338)    (27,653)    (19,026)
                                           ----------  ----------  ----------
    Total................................. $   58,820  $   41,716  $   37,619
                                           ==========  ==========  ==========

  1996 COMPARED TO 1995. Non-interest expense for 1996 increased $17.1 million, or 41.0%, to $58.8 million, from $41.7 million for 1995. The largest contributing factors to this increase were higher compensation and benefits and general and administrative expenses.

  Compensation and benefits, excluding the capitalization of direct loan origination costs, increased by $9.7 million, or 31.5%, to $40.5 million for 1996 from $30.8 million for 1995. The increase in compensation and benefits was attributable to an increase in the number of full-time equivalent employees and increased salaries of senior management and staff . The number of full-time equivalent employees of the Company increased to 1,310 persons at December 31, 1996 from 1,142 persons at December 31, 1995.

  Higher general and administrative expenses also contributed to the increased non-interest expense for 1996 as compared to 1995. The increase in general and administrative expenses reflected an increase in overall activity because of increased mortgage loan production recorded during 1996 of $6.8 billion compared to $5.2 billion for 1995. This increase in general and administrative expenses was also a result of an increase in the number of the Company's bank branches from 13 at December 31, 1995 to 15 at December 31, 1996.

  In addition, general and administrative expense for 1996 reflects the one-time special assessment imposed by the FDIC pursuant to federal legislation adopted on such date. See "Regulation--Regulation and Supervision of the Bank--Federal Deposit Insurance." Such assessment affected all thrifts, including the Bank, whose deposits were insured by the SAIF administered by the FDIC and was imposed to capitalize the SAIF to the same extent as the Bank Insurance Fund and thereby eliminate the disparity in related premiums charged by the two funds. Based upon notice received from the FDIC, the Bank's special assessment totaled $3.4 million, or $2.2 million, net of tax. In 1997, subsequent to such assessment, the Bank's annual premium expense for FDIC deposit insurance is expected to be approximately 6.5 basis points (charged against the Bank's insurable deposit base) as compared to 23 basis points prior to the assessment.

  1995 COMPARED TO 1994. Non-interest expense for the year ended December 31, 1995 increased $4.1 million, or 10.9%, to $41.7 million from $37.6 million for the year ended 1994. This increase was primarily a result of increased compensation and benefits and increased general and administrative expenses. Compensation and benefits totaled $30.8 million, and $25.4 million for the years ended December 31, 1995 and 1994, respectively. This increase was primarily a result of an increase in the number of full-time equivalent employees from 869 persons to 1,142 persons at December 31, 1994 and 1995, respectively. Increased general and administrative expenses for 1995 were attributable to an increase in the number of bank branches from 9 at December 31, 1994 to 13 at December 31, 1995. The increase in general and administrative expenses corresponded to an increase in mortgage loan originations of $1.5 billion, or 40.5%, from $3.7 billion for 1994 to $5.2 billion for 1995.

  FEDERAL INCOME TAXES. 1996 COMPARED TO 1995. Federal income tax expense for 1996 increased to $10.3 million from $9.4 million for 1995. The Company's effective rate for 1996 was 37.7% versus 37.8% for 1995. See Note 10 of Notes of Consolidated Financial Statements.

  1995 COMPARED TO 1994. Federal income tax expense totaled $9.4 million and $9.3 million for the years ended December 31, 1995 and 1994, respectively. The effective rate was 37.8% and 36.6% for 1995 and 1994, respectively. The increase in effective rate was due to a higher amount of non-deductible expenses. See Note 10 of Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

  ASSETS. The Company's assets totaled $1.30 billion at December 31, 1996, an increase of approximately $250.0 million, or 23.8%, as compared to $1.05 billion at December 31, 1995. This increase was primarily due to increases in mortgage loans held for sale, premises and equipment, mortgage servicing rights, and other assets, offset in part by decreases in loans held for investment.

  LOANS RECEIVABLE. Mortgage loans available for sale and mortgage loans held for investment increased, in the aggregate, $163.0 million from $798.7 million at December 31, 1995 to $961.7 million at December 31, 1996. Mortgage loans available for sale increased $220.3 million, or 35.5%, to $840.8 million at December 31, 1996, from $620.5 million at December 31, 1995. Mortgage loans held for investment decreased $57.3 million, or 32.2%, from $178.2 million at December 31, 1995 to $120.9 million at December 31, 1996. See "Business--

Lending." Loans held for investment decreased $32.0 million, or 10.5%, to $273.6 million at December 31, 1996, from $305.6 million at December 31, 1995. Loans held for investment include both loans originated for the Company's own portfolio through the retail banking operation and loans with characteristics that do not conform to underwriting standards for sale as conforming loans in the secondary market. See "Business--Lending."

  ALLOWANCE FOR LOSSES. The allowance for losses totaled $3.5 million at December 31, 1996, an increase of $1.4 million, or 66.7%, from $2.1 million at December 31, 1995. The allowance for losses as a percentage of non-performing loans was 11.43% and 19.67% at December 31, 1996 and 1995, respectively. The Company's non-performing loans totaled $30.6 million and $10.7 million at December 31, 1996 and 1995, respectively, and, as a percentage of total loans, were 2.75% and 1.15% at December 31, 1996 and 1995, respectively. The increase in the allowance for losses was based upon management's assessment of relevant factors, including the types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current and projected economic conditions. Management also considered the likelihood that the Company would be required to repurchase additional loans from secondary market investors over the next year at levels above the Company's historical experience, as discussed below.

  The increase in non-performing loans at December 31, 1996 resulted primarily from the repurchase of $54.8 million in mortgage loans from secondary market investors during 1996 (compared to $4.5 million during 1995). Such loans included approximately $10.3 million of loans sold during 1996, $32.7 million of loans sold in 1995 and $11.8 million of loans sold prior to 1995. Approximately $10.1 million of the loans repurchased in 1996 were non-performing at December 31, 1996 and $3.7 million had been foreclosed and were held as other repossessed assets. Loan repurchases are an ongoing part of the Company's operations since all loans sold in the secondary market are generally subject to detailed underwriting reviews by the ultimate purchaser. Although the Company generally does not sell loans with recourse, it typically is required to repurchase loans, including defaulted and delinquent loans, which were not underwritten in strict compliance with the underwriting standards of secondary market investors. As the volume of the Company's new loan production has increased substantially over the past several years, the aggregate amount of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent and other loans on a much faster basis, thereby accelerating the process of returning to the Company loans originated in prior periods.

  The Company believes that its risk of loss arising from its non-performing loans, including loans acquired through repurchase from individual investors after initial sale in the secondary market, has not materially increased as a result of either the increase in repurchased loans or the overall increase in non-performing loans. In most cases the repurchased loans were required to be repurchased for reasons (such as failure to meet all of the secondary market investor's criteria for mortgagor eligibility or failure to meet the investor's program eligibility requirements) that do not significantly affect the ultimate collectibility of such loans or significantly increase the Company's exposure to losses. A substantial majority of the repurchased loans are eligible for resale in the secondary market to other investors, and the Company does not believe that the remaining repurchased loans which are currently non-performing or which have been foreclosed present any risks of ultimate loss that are significantly different than the Company has historically experienced. Of the Company's $30.6 million of non-performing loans at December 31, 1996, $27.0 million, or 88%, were single family residential mortgage loans, which generally represent minimal risk of ultimate loss because of the nature of the collateral securing the loans, private mortgage insurance for loans with over-80% LTV ratios and insurance or guarantees on certain loans from the FHA or VA. At December 31, 1996, approximately $8.0 million of such loans were the subject of bankruptcy proceedings by the mortgagor; however, it has been the Company's experience that such proceedings usually result in full repayment to the Company and present minimal risk of loss because the imposition of judicial scrutiny and related enforcement powers supersede the less comprehensive collection methods normally available to the Company.

  For further information regarding the Company's asset quality, see "Business--Asset Quality".


  FHLB STOCK. Holdings of FHLB stock increased from $17.8 million at December 31, 1995 to $19.7 million at December 31, 1996 as the Company's total mortgage loan portfolio increased. As a member of the FHLB, the Bank is required to hold shares of FHLB stock in an amount at least equal to 1% of the aggregate unpaid principal balance of its home mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 1/20th of its FHLB advances, whichever is greater. See "Regulation--Regulation and Supervision of the Bank--Federal Home Loan Bank System."

  PREMISES AND EQUIPMENT. Premises and equipment, net of accumulated depreciation, totaled $20.9 million at December 31, 1996, an increase of $2.9 million, or 16.1%, from $18.0 million at December 31, 1995. This increase reflects the Company's investment in technology, along with the expansion of the retail deposit branch offices, and the increased national presence in the mortgage acquisition area. See "Business--Technology," "--Lending" and "-- Retail Loan Production."

  MORTGAGE SERVICING RIGHTS. Mortgage servicing rights totaled $30.1 million at December 31, 1996, an increase of $2.1 million, or 7.5%, from $28.0 million at December 31, 1995. For the year ended December 31, 1996, $5.6 billion of loans underlying mortgage servicing rights were originated and purchased, and $7.6 billion were reduced through sales, prepayments, and amortization (including a $3 billion sale of mortgage servicing rights in December 1996) resulting in a net decrease at year-end of $2 billion. However, because of sales during 1996 of servicing acquired during earlier periods, the mortgage servicing portfolio at December 31, 1996 contained a greater percentage of capitalized servicing rights which are reflected as assets on the Company's statement of financial condition (reflecting largely servicing rights originated after the Company's mid-1995 adoption of SFAS No. 122, "Accounting for Mortgage Servicing Rights") than it did at December 31, 1995. See "Business--Lending."

  OTHER ASSETS. Other assets increased $32.9 million, or 158.2%, to $53.7 million at December 31, 1996, from $20.8 million at December 31, 1995. The majority of this increase was attributable to receivables recorded in conjunction with a $700 million sale of mortgage servicing rights during September 1996 and a $3.0 billion sale of mortgage servicing rights in December 1996. Upon a sale of mortgage servicing rights, the Company receives a down payment from the purchaser equivalent to approximately 20% of the total purchase price and records a receivable account for the balance of the purchase price due. In connection with the sale of mortgage servicing rights during 1996, the Company had receivables of $35.7 million at December 31, 1996. The balance due is paid upon transfer by the Company of the related mortgage loan servicing documents, usually within 180 days after the initial closing. See "Business--Loan Servicing."

  LIABILITIES. The Company's total liabilities increased $237.3 million, or 24.1%, to $1.22 billion at December 31, 1996, from $982.7 million at December 31, 1995. This increase was primarily attributable to an increase in the Company's deposit portfolio as well as changes in the amount of escrows held on mortgage loans, and the amount of FHLB advances, offset in part by a decrease in the amount of undisbursed payments on loans serviced for others and the amount of liability for checks issued.

  DEPOSITS. Deposit accounts increased $97.5 million, or 18.5%, to $624.5 million at December 31, 1996, from $527.0 million at December 31, 1995. This increase reflects the Company's deposit growth strategy through its branch network and its pricing strategy. The number of bank branches has increased from 13 at December 31, 1995 to 15 at December 31, 1996. The Company's aggressive pricing strategy attracts one-year certificates of deposit and brokered funds. The Company relies upon both its retail customer base and nationwide advertising of its deposit rates to attract deposits through the pricing of deposits at up to 0.25% over the prevailing market rate. At December 31, 1996, the Company's certificates of deposit totaled $500.6 million, with an average balance of $26,235 and a weighted average cost of 5.95%. Of such amount, approximately $212.6 million were brokered deposits with a weighted average cost of 5.88%. See "Business--Funding Sources."

  FHLB ADVANCES. FHLB advances increased $198.6 million, or 103.9%, to $389.8 million at December 31, 1996, from $191.2 million at December 31, 1995. The Company relies upon such advances as a source of funding for the origination or purchase of loans for sale in the secondary market. See "Capitalization." The outstanding balance of FHLB advances fluctuates from time to time depending upon the Company's current inventory of loans held for sale and the availability of lower cost funding from its retail deposit base and its escrow accounts. The increase in the outstanding balance of FHLB advances from December 31, 1995 to December 31, 1996 was attributable to an increase in the amount of loans held for sale. See "--Liquidity and Capital Resources."

  UNDISBURSED PAYMENTS. Undisbursed payments on loans serviced for others increased $1.4 million, or 2.3%, to $61.4 million at December 31, 1996, from $60.0 million at December 31, 1995. The month-end average amount of these funds was $67.3 million and $49.6 million during 1996 and 1995, respectively. These amounts represent payments received from borrowers for interest, principal and related loan charges, which have not been remitted. These balances fluctuate with the size of the servicing portfolio and increase during a time of high payoff or refinance volume.

  ESCROW ACCOUNTS. The amount of funds in escrow accounts decreased $27.9 million, or 31.4%, to $61.0 million at December 31, 1996, from $88.9 million at December 31, 1995. The average of the month end balances in these accounts was $82.3 million and $86.5 million during 1996 and 1995, respectively. These accounts are maintained on behalf of mortgage customers and include funds earmarked for real estate taxes, homeowner's insurance, and other insurance product liabilities. These balances fluctuate with the size of the servicing for others portfolio and also depend upon the scheduled payment dates for the related expenses.

  LIABILITY FOR CHECKS ISSUED. The liability for checks issued decreased $46.0 million, or 53.6%, to $39.8 million at December 31, 1996, from $85.8 million at December 31, 1995. This liability reflects the outstanding amount of checks the Company has written in conjunction with acquiring mortgage loans. This account grows or contracts in conjunction with the amount of loans that are in the Company's mortgage pipeline.

  FEDERAL INCOME TAXES PAYABLE. Federal income taxes payable increased $7.8 million, or 53.1%, to $22.5 million at December 31, 1996, from $14.7 million at December 31, 1995. This increase was primarily attributable to the timing of payments and an increase in the current tax liability. See Note 10 of Notes to the Consolidated Financial Statements.

  OTHER LIABILITIES. Other liabilities increased $4.0 million, or 31.0%, to $16.9 million at December 31, 1996, from $12.9 million at December 31, 1995. This liability primarily reflects amounts received in conjunction with acquiring mortgage loans, but not yet applied. This account grows or contracts in conjunction with the amount of loans that are in the Company's mortgage pipeline.

LIQUIDITY AND CAPITAL RESOURCES

  LIQUIDITY. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations on a timely and cost-effective basis. The Company has no other significant business other than that of the Bank. The Company's primary source of liquidity is dividends paid by the Bank. Management of the Company believes that dividends that may be paid by the Bank to the Company following the Offering will provide sufficient funds for its operations and liquidity needs; however, no assurance can be given that the Company will not have a need for additional funds in the future.

Further, the Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company. See "Dividend Policy" and "Regulation--Regulation and Supervision of the Bank--Dividend Restrictions."

  The Bank is required by OTS regulations to maintain minimum levels of liquid assets. This requirement, which may be changed at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 5%. While the Bank's liquidity ratio varies from time to time, the Bank has generally maintained liquid assets substantially in excess of the minimum requirements. The Bank's average daily liquidity ratios were 21.5%, 11.4% and 42.4% for the months ended December 31, 1996, December 31, 1995 and December 31, 1994, respectively.

  A significant source of cash flow for the Company is the sale of mortgage loans held for sale. Additionally, the Company receives funds from net interest income, mortgage loan servicing fees, loan principal repayments, advances from the FHLB, deposits from customers and cash generated from operations. Mortgage loans sold during 1996 totaled $6.6 billion, an increase of $1.8 billion, or 37.5%, from $4.8 billion sold during 1995. This increase in mortgage loan sales was directly attributable to the 30.7% increase in mortgage loan originations. Mortgage loans sold during 1995 totaled $4.8 billion, compared to $3.5 billion during 1994. The fluctuation in this activity was directly related to the amount of mortgage loan originations. The Company sold 96.9%, 91.6% and 95.5% of its mortgage loan originations during 1996, 1995 and 1994, respectively.

  The Company typically uses FHLB advances to fund its daily operational liquidity needs and to assist in funding loan originations. The Company will continue to use this source of funds unless a more cost-effective source of funds becomes available. FHLB advances are used because of their flexibility. These funds are typically borrowed for 90-day terms with no prepayment penalty, of which $389.8 million was outstanding at December 31, 1996. Such advances are repaid with the proceeds from the sale of mortgage loans held for sale. The Company currently has an authorized line of credit equal to $425.0 million. This line is collateralized by non-delinquent mortgage loans. To the extent the amount of retail deposits or customer escrow accounts can be increased, the Company expects that they will eventually replace FHLB advances as a funding source.

  At December 31, 1996, the Company had outstanding rate-lock commitments to lend $585.0 million for mortgage loans, along with outstanding commitments to make other types of loans totaling $15.0 million. Because such commitments may expire without being drawn upon, they do not necessarily represent future cash commitments. Also, as of December 31, 1996, the Company had outstanding commitments to sell $665.0 million of mortgage loans. These commitments will be funded within 90 days. Total commercial and consumer unused collateralized lines of credit totaled $94.8 million at December 31, 1996. Such commitments include $97.1 million in warehouse lines of credit to various mortgage companies, of which $42.9 million was drawn upon as of December 31, 1996.

  CAPITAL RESOURCES. At December 31, 1996, the Bank exceeded all applicable regulatory minimum capital requirements. For a detailed discussion of the regulatory capital requirements to which the Bank is subject, and for a tabular presentation of compliance with such requirements, see "Regulation-- Regulation and Supervision of the Bank--Capital Requirements" and Note 13 of Notes to Financial Statements.

ASSET/LIABILITY MANAGEMENT

  The Company has sought to manage its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities. The matching of the Company's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net interest income.

  An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Company's assets mature or reprice more quickly or to a greater extent than its liabilities, the Company's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Company's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Because the Company sells a significant portion of its loan production in the secondary market, its interest rate risk is somewhat mitigated. The Company has pursued certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates in connection with its banking operations.

  As part of its overall interest rate risk policy, the Company has focused on the development of a long-term deposit base to support its asset growth as well as its ability to sell residential mortgage loans in the secondary market while retaining both the mortgage servicing rights and the generally non-interest bearing escrow accounts. In addition to its deposit base and funds from the escrow accounts, the Company also uses FHLB advances as a means to match efficiently maturities of funding sources with the expected selling time of the related loans. Management believes that this approach to loan originations allows the Company to respond to customer demand while minimizing interest rate and credit risk without significantly increasing operating expenses.

  INTEREST RATE SENSITIVITY ANALYSIS. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity "gap" is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income, while conversely during a period of declining interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. At December 31, 1996, the Company's cumulative one-year interest rate gap position was a negative $184.8 million, or 16.33% of total interest-earning assets. This is a one-day position which is continually changing and is not necessarily indicative of the Company's position at any other time. The Company's current one-year gap is within the guidelines established by management and approved by the Board of Directors. Management considers numerous factors when establishing these guidelines, including current interest rate margins, capital levels, and any guidelines provided by the OTS.

  Different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, and thus changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category. Additionally, the gap analysis does not consider the many factors accompanying interest rate moves. While the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. During periods of rising interest rates, the Company's assets tend to have prepayments that are slower than originally expected, thus increasing the negative gap position. Conversely, during a period of falling interest rates, the Company's assets would tend to prepay faster than originally expected thus decreasing the negative gap. In addition, some of the Company's assets, such as adjustable rate mortgages, have caps on the amount by which their interest rates can change in any single period, and therefore may not reprice as quickly as liabilities in the same maturity category.

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996 which are expected to mature or reprice in each of the time periods shown.

                                       OVER ONE     OVER FIVE
                          ONE YEAR     THROUGH     THROUGH TEN  OVER TEN
                           OR LESS    FIVE YEARS      YEARS       YEARS      TOTAL
                          ---------   ----------   -----------  ---------  ----------
                                         (DOLLARS IN THOUSANDS)
ASSETS (1):
Mortgage loans held for
 investment.............  $  53,454   $  12,486     $   8,721   $  25,635  $  100,296
Mortgage loans held for
 sale...................    282,092      63,603        40,557     454,515     840,767
Other mortgage loans....     17,128         --            --          --       17,128
Construction loans......     59,270         --            --          --       59,270
Commercial real estate
 loans..................      7,487       6,078           --          --       13,565
Commercial loans........     38,533       7,669           --          --       46,202
Consumer loans..........      8,292      14,480        10,836         --       33,608
FHLB stock..............     19,725         --            --          --       19,725
Other investments.......        387         500           --          --          887
                          ---------   ---------     ---------   ---------  ----------
    Total...............  $ 486,368   $ 104,816     $  60,114   $ 480,150  $1,131,448
                          ---------   ---------     ---------   ---------  ----------
LIABILITIES (2):
Passbook savings........  $   8,582   $  36,472     $  12,157   $     --   $   57,211
Savings certificates....    412,477      88,136           --          --      500,613
Demand deposits.........     66,661         --            --          --       66,661
                          ---------   ---------     ---------   ---------  ----------
Total deposits..........    487,720     124,608        12,157         --      624,485
Other borrowings........    387,301       2,500           --          --      389,801
                          ---------   ---------     ---------   ---------  ----------
    Total...............  $ 875,021   $ 127,108     $  12,157   $     --   $1,014,286
                          ---------   ---------     ---------   ---------  ----------
OFF-BALANCE SHEET:
Commitments to sell
 loans..................  $ 605,434   $ (56,649)    $ (59,408)  $(489,377) $      --
Commitments to originate
 loans..................   (401,588)     39,604        40,253     321,731         --
                          ---------   ---------     ---------   ---------  ----------
    Total...............  $ 203,846   $ (17,045)    $ (19,155)  $(167,646) $      --
                          ---------   ---------     ---------   ---------  ----------
Interest sensitivity
 gap....................  $(184,807)  $ (39,337)    $  28,802   $ 312,504  $  117,162
                          =========   =========     =========   =========  ==========
Cumulative gap..........  $(184,807)  $(224,144)    $(195,342)  $ 117,162
                          =========   =========     =========   =========
Cumulative gap as a
 percentage of total
 interest-earning
 assets.................     (16.33)%    (19.81)%      (17.26)%     10.36%
                          =========   =========     =========   =========

--------

(1) Fixed-rate loans are distributed based on their contractual maturity adjusted for projected or anticipated prepayments, and variable rate loans are distributed based on the interest rate reset date and contractual maturity adjusted for prepayments. Loan run-off and repricing assumes a constant prepayment rate based on coupon rate and maturity. Based on available published statistics, the average annual prepayment rate with respect to conventional fixed-rate single family mortgages has been 17.70%.

(2) Assumes a decay rate for passbook savings accounts of 15%. Demand deposits are presented in the earliest repricing period since amounts in these accounts are subject to withdrawal on demand. Savings certificates are distributed assuming no withdrawal prior to maturity.

EFFECT OF NEW ACCOUNTING STANDARDS

  In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages adoption of that method for all employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method currently being followed and make pro forma disclosures of net earnings and earnings per share under the fair value based method of accounting. This statement is effective for financial statements with fiscal years beginning after December 15, 1995, with earlier application encouraged. See "Management--Stock Option Plan" and "--Incentive Compensation Plan." Implementation of SFAS No. 123 is not expected to have a significant effect on the Company. See Note 20 of Notes to Consolidated Financial Statements.

  In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 requires that, after a transfer of financial assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. SFAS No. 125 is intended to provide consistent standards by which a company may distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Implementation of SFAS No. 125 is not expected to have a significant effect on the Company.

  In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which
(i) replaces the presentation of primary earnings per share ("EPS") with a presentation of basic EPS; (ii) requires dual presentation of basic and diluted EPS on the face of the consolidated statements of income regardless of whether basic and diluted EPS are the same; and (iii) requires a reconciliation of the numerator and denominator used in computing basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to Accounting Principles Board Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

IMPACT OF INFLATION AND CHANGING PRICES

  The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                                   BUSINESS

GENERAL

  Flagstar Bancorp, Inc., a Michigan-based thrift holding company, is one of the largest originators of conforming single-family mortgage loans in the United States. Formerly known as FSSB Holding Corporation, the Company is engaged, through its principal subsidiary, the Bank, in the business of providing a full range of retail banking services in southern Michigan and in originating, purchasing and servicing residential mortgage loans on a nationwide basis. For 1996, the Company ranked fourth in the United States among thrifts in mortgage loan originations and sixteenth in total mortgage loan production, according to SMR Research Corp., and was the second largest privately-owned mortgage originator in the United States.

  Prior to this Offering, all of the Common Stock of the Company has been owned by the Hammond family, which includes Thomas J. Hammond, the Chairman, Chief Executive Officer and founder of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. At December 31, 1996, the Company had consolidated total assets of $1.3 billion, net loans of $1.1 billion, total deposits of $624.5 million and total stockholders' equity of $78.5 million. For the year ended December 31, 1996, the Company's net earnings were $17.0 million and its return on average assets and return on average equity were 1.53% and 24.68%, respectively ($19.2 million, 1.73% and 27.87%, respectively, excluding the special deposit insurance assessment imposed on September 30, 1996 on all depositary institutions insured by the SAIF).

  The Company's operations involve both retail banking and mortgage banking. The Company believes that its operations in the retail banking business provide it with a strategic advantage in the mortgage origination business because it affords the Company access to funding sources which would not otherwise be available. These additional funding sources include low cost retail deposits, FHLB advances and escrowed funds. The Company benefits as compared to mortgage originators with no retail banking operations because it has access to a lower cost of funds and is therefore able to generate greater net interest income. See "The Company."

  The Company did not have any significant retail banking operations prior to 1994. See "--Retail Banking Operations." For further information, see Note 17 of Notes to Consolidated Financial Statements.

BUSINESS STRATEGY

  The Company's strategy consists of the following key elements:

  . continue to expand the Company's branch network into demographically desirable communities adjacent to the Company's current markets (such as Grand Rapids and Kalamazoo, Michigan) in order to gain access to additional low cost retail funding sources;

  . cross-sell retail banking services to the Company's large Michigan base of present mortgage customers;

  . benefit from economies of scale by increasing the size of the loan servicing portfolio through the continued origination and purchase of large volumes of mortgage loans on a diversified, nationwide basis;

  . use the additional capital received by the Company from this Offering to retain more mortgage loan production volume and mortgage servicing rights, thereby increasing net interest income and servicing income;

  . utilize advanced technology and automated processes throughout the Company's business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

  .outsource selected loan servicing and other functions when cost-effective.

TECHNOLOGY

  The Company makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Company was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Company began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop UnderwriterTM and Freddie Mac's Loan ProspectorTM (of which the Company is currently one of the largest users), and has combined the two technologies into its LIVESM video conferencing and underwriting system. The Company believes that this system, which permits a loan underwriter to interview and complete a loan application and approve a loan for a prospective borrower in one session during a live video conference, will give it a significant competitive edge in writing mortgage loans. The Company also expects that during 1997, substantially all of its mortgage loan production will be underwritten using automated systems, which it believes will further reduce overhead, increase customer service and facilitate conformity with underwriting guidelines.

LENDING

  The Company originates or acquires loans through its retail banking operations or through the wholesale, correspondent and retail loan production outlets of its mortgage banking operations. Loans are either held for investment in the Company's portfolio or held available for sale in the secondary market. Wholesale mortgage loan production involves the origination of loans by a nationwide network of independent mortgage brokers with funding provided directly by the Company (i.e., table funding) and the transfer of such loans to the Company upon closing. Correspondent mortgage loan production occurs through the purchase of loans by the Company from independent mortgage lenders, commercial banks, savings and loan associations and other financial intermediaries that originate loans in their own name using their own source of funds. Retail mortgage loan production for mortgage banking operations occurs through the Company's retail loan origination offices. For 1996, the Company's combined wholesale and correspondent loan production totaled $6.1 billion and its retail loan production totaled $685.3 million.

  In addition to mortgage loan production, the Company engages to a limited extent in the origination of commercial, commercial real estate, construction and consumer loans, primarily through its bank branches and retail loan origination offices.

  The following table sets forth selected data relating to the composition of the Company's loan portfolio by type of loan at the dates indicated. This table includes mortgage loans available for sale and mortgage loans held for investment. At December 31, 1996, the Company had no concentrations of loans exceeding 10% of total loans that are not otherwise disclosed below.

                                                           AT DECEMBER 31,
                          ------------------------------------------------------------------------------------------
                                1996               1995              1994              1993              1992
                          ------------------  ----------------  ----------------  ----------------  ----------------
                            AMOUNT      %      AMOUNT     %      AMOUNT     %      AMOUNT     %      AMOUNT     %
                          ----------  ------  --------  ------  --------  ------  --------  ------  --------  ------
                                                       (DOLLARS IN THOUSANDS)
Single-family...........  $  934,226   84.62% $784,980   85.68% $554,087   87.92% $384,819   93.36% $217,360   90.95%
Construction............      59,270    5.37%   48,933    5.34%   25,499    4.05%   19,864    4.82%   20,181    8.44%
Consumer loans..........      33,608    3.04%   39,331    4.29%   19,271    3.06%       11    0.00%       18    0.01%
Commercial real estate..      13,565    1.23%   30,504    3.33%   23,383    3.71%      864    0.21%    1,199    0.50%
Commercial..............      46,202    4.18%    8,566    0.93%    7,546    1.20%    6,167    1.50%      239    0.10%
Other mortgage..........      17,128    0.43%    3,877    0.43%      453    0.06%      478    0.11%      --     --  %
                          ----------  ------  --------  ------  --------  ------  --------  ------  --------  ------
   Total................   1,103,999  100.00%  916,191  100.00%  630,239  100.00%  412,203  100.00%  238,997  100.00%
                                      ======            ======            ======            ======            ======
Add (deduct):
Deferred loan fees......       3,179             1,621               970             1,243               680
Premiums (discounts)....       7,158             8,223             4,071             2,533               226
Allowance for losses....      (3,500)           (2,102)           (1,871)             (901)             (550)
                          ----------          --------          --------          --------          --------
   Total................  $1,110,836          $923,933          $633,409          $415,078          $239,353
                          ==========          ========          ========          ========          ========

  In its wholesale and correspondent lending, the Company competes nationwide by offering a wide variety of mortgage products designed to respond to consumer needs and tailored to address market competition. The

Company primarily originates conforming, fixed rate 30-year mortgage loans, which collectively represented 62.2% of its total loan production for 1996 and 65.8% for 1995. In addition, the Company offers other products, such as adjustable-rate, 5-year and 7-year balloons and jumbo mortgages as well as loans under various FHA and VA programs. Mortgage loans originated are primarily for the purchase of single-family residences, although such loans are also originated for refinancing of existing mortgages.

  Approximately 78% of the mortgage loans originated during 1993 were refinancings of outstanding mortgage loans. In 1994 and 1995, approximately 44% and 36% of loans originated, respectively, were refinancings. For the year ended December 31, 1996, approximately 46% of loans were refinancings. The Company's loan production has, since 1992, increased each successive year, after excluding the unusual level of refinancing in 1993 that occurred in response to a low level of interest rates available to consumers over an extended period of time. To achieve these increases, the Company has expanded its wholesale loan production division from 18 employees in 1993 to 97 employees at December 31, 1996.

  In addition to single-family mortgage loans, the Company relies upon its wholesale and correspondent loan production networks for the origination or purchase of single-family residential construction and consumer loans. Its retail loan production arises through its bank branches, which originate commercial, consumer, commercial real estate and construction loans, and its retail loan origination offices, which originate construction and home equity loans.

  Set forth below is a table summarizing the Company's loan production of single-family mortgage loans, which comprise the bulk of its loan production, and other loans for the periods noted.

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                   1996       1995       1994
                                                ---------- ---------- ----------
                                                         (IN THOUSANDS)
Single-family
  Retail....................................... $  685,288 $  632,696 $  705,723
  Wholesale....................................  5,435,701  4,562,909  3,014,450
  Correspondent................................    670,676        --         --
                                                ---------- ---------- ----------
    Total single-family........................  6,791,665  5,195,605  3,720,173
Construction...................................     79,022    101,532     68,383
Consumer.......................................     43,354     52,199     13,389
Commercial real estate.........................      5,648      6,725     10,319
Commercial.....................................      1,412      1,681      2,580
                                                ---------- ---------- ----------
    Total originations......................... $6,921,101 $5,357,742 $3,814,844
                                                ========== ========== ==========

  The following table sets forth the origination of single-family mortgage loans for the periods presented by the nature of loan:

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                   1996       1995       1994
                                                ---------- ---------- ----------
Government (GNMA).............................. $  425,137 $  285,293 $  222,794
Conventional (FNMA and FHLMC)..................  6,238,174  4,831,108  3,426,620
Jumbo/Non-Conforming...........................    128,354     79,204     70,759
                                                ---------- ---------- ----------
    Total originations during the period....... $6,791,665 $5,195,605 $3,720,173
                                                ========== ========== ==========

  The following table sets forth certain information at December 31, 1996 regarding the dollar amount of loans held for investment based on their contractual terms to maturity, including scheduled repayments of principal. The table does not include any estimate of prepayments which significantly shorten the average life of all mortgage loans and may cause the Company's repayment experience to differ from that shown below.

                                            DUE AFTER 1 THROUGH 5
                               DUE BY            YEARS AFTER         DUE AFTER 5 YEARS
                          DECEMBER 31, 1997   DECEMBER 31, 1997   AFTER DECEMBER 31, 1997  TOTAL
                          ----------------- --------------------- ----------------------- --------
                                                       (IN THOUSANDS)
Mortgage loans held for
 investment.............      $  3,331             $16,655               $ 83,810         $103,796
Construction............        59,270                 --                     --            59,270
Consumer................         3,115              15,578                 14,915           33,608
Commercial real estate..         2,680              10,885                    --            13,565
Commercial..............        44,032               2,170                    --            46,202
Other mortgage..........         2,076              10,381                  4,671           17,128
                              --------             -------               --------         --------
    Total...............      $114,504             $55,669               $103,396         $273,569
                              ========             =======               ========         ========

  The following table sets forth, at December 31, 1996, the dollar amount of all loans held for investment which are due one year or more after December 31, 1997 which have predetermined interest rates and have floating or adjustable interest rates.

                                        PREDETERMINED   FLOATING OR
                                            RATE      ADJUSTABLE RATES  TOTAL
                                        ------------- ---------------- --------
                                                    (IN THOUSANDS)
Mortgage loans held for investment.....   $ 59,724        $44,072      $103,796
Construction...........................     59,270            --         59,270
Consumer...............................     28,107          5,501        33,608
Commercial real estate.................      7,694          5,871        13,565
Commercial.............................     11,765         34,437        46,202
Other mortgage.........................     17,128            --         17,128
                                          --------        -------      --------
    Total..............................   $183,688        $89,881      $273,569
                                          ========        =======      ========

  RETAIL BANKING OPERATIONS. The Company's retail banking operations constitute a growing part of its overall operations. The principal aspects of retail banking include deposit-gathering and consumer, residential, and commercial lending. The Company began to emphasize its retail banking operations upon its acquisition in 1994 of Security Savings, a federal savings bank located in Jackson, Michigan. Security Savings was a long standing community institution which received its charter in 1936. At the time of acquisition, Security Savings had approximately $226 million in assets and seven bank branches in southern Michigan with deposits of $197.2 million.

  Security Savings was merged into the Bank on February 1, 1996. As of December 31, 1996, the Company's retail banking operations had expanded to include 15 bank branches in southern Michigan with deposits of $360.9 million.

  The Company generally has authority to originate and purchase loans collateralized by real estate located throughout the United States. Consistent with its emphasis on being a community-oriented financial institution, the Company concentrates the lending activities of its retail banking operations in the southern Michigan market areas of its bank branches.

  The Company's loan originations for its retail banking operations are derived from a number of sources, including referrals by realtors, depositors and borrowers and advertising, as well as walk-in customers. The Company's solicitation programs consist of advertisements in local media, in addition to occasional participation in various community organizations and events. The Company's loan personnel in its retail banking operations are salaried, and the Company does not compensate these loan personnel on a commission basis for loans originated. Loan applications are accepted at all of the Company's branch offices.

  Under applicable law, with certain limited exceptions, outstanding loans and extensions of credit by a savings institution to a person at one time shall not exceed 15% of the institution's unimpaired capital and surplus. Loans and extensions of credit fully secured by readily marketable collateral may compose an additional 10% of unimpaired capital and surplus. Applicable law additionally authorizes savings institutions to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided: (i) the purchase price of each single-family dwelling in the development does not exceed $500,000; (ii) the savings institution is and continues to be in compliance with its fully phased-in regulatory capital requirements; (iii) the loans comply with applicable LTV requirements; (iv) the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus; and (v) the Director of OTS, by order, permits the savings institution to avail itself of this higher limit. Under these limits, the Company's loans to one borrower were limited to $12.2 million at December 31, 1996. At that date, the Company had no lending relationships in excess of the loans-to-one-borrower limit.

  Interest rates charged by the Company on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

  SINGLE-FAMILY MORTGAGE LENDING. The Company's retail banking operations have historically focused on the origination of single-family residential real estate loans in its market area. At December 31, 1996, single-family mortgage loans held for investment totaled approximately $120.9 million, or 44.2% of the Company's loans held for investment.

  The Company acquired a majority of its fixed rate single-family mortgage loans held for investment through its 1994 acquisition of Security Savings. In each case, such loans are secured by first mortgages on single-family, owner-occupied residential real property located in the Company's market area. At December 31, 1996, $59.7 million, or 57.5%, of the Company's portfolio of mortgage loans held for investment consisted of fixed-rate mortgage loans.

  The Company also originates residential mortgage loans with adjustable rates ("ARMs"). As of December 31, 1996, 42.5% of single-family mortgage loans in the Company's portfolio of mortgage loans held for investment carried adjustable rates. Such loans are primarily for terms of 30 years, although the Company does occasionally originate ARMs for other terms, in each case amortized on a monthly basis with principal and interest due each month. The interest rates on a majority of mortgages are adjusted once a year, with a maximum adjustment of 2% per adjustment period and a maximum aggregate adjustment of 6% over the life of the loan. Rate adjustments on the Company's adjustable-rate loans are indexed to a rate which adjusts annually based upon changes in the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board, and the adjusted interest rate is equal to such Treasury rate plus a spread (currently approximately 3%). The adjustable-rate mortgage loans offered by the Company provide for initial rates of interest below the rates that would prevail when the index used for repricing is applied.

  The retention of adjustable-rate loans in the Company's portfolio helps reduce the Company's exposure to increases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate loans may increase due to increases in interest costs to borrowers. Further, although adjustable-rate loans allow the Company to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest sensitivity is limited by the initial fixed-rate period before the first adjustment and the lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Company's adjustable-rate loans will fully adjust to compensate for increases in the Company's cost of funds.

  COMMERCIAL AND COMMERCIAL REAL ESTATE LENDING. The Company originates commercial loans on a selected basis and in limited amounts for retention in its portfolio. At December 31, 1996, the Company had $3.3 million in commercial loans associated with its retail banking operations, which comprised 1.2% of its loans held for investment and which are primarily inventory and other business loans to small businesses in the Company's southern Michigan market area.

  Also as part of the Company's retail banking operations the Company makes commercial real estate loans in its southern Michigan market area. At December 31, 1996, there were $13.6 million in commercial real estate loans outstanding, which comprised 5.0% of total loans held for investment and 1.2% of total loans.

  Commercial real estate loans are generally underwritten in amounts of up to 75% of the appraised value of the underlying property. Appraisals on properties securing commercial real estate loans originated by the Company are performed by an independent fee appraiser designated by the Company before the loan is made. All appraisals for commercial real estate loans are reviewed by the Company's management.

  Underwriting procedures include an analysis of the property, borrower, market and levels of risks. Underwriting procedures require verification of the borrower's credit history, financial statements, references and income projections for the property. All commercial real estate loans in excess of $500,000 must be approved by the Company's Executive Loan Committee. The Company's commercial real estate loans are secured by the property and, in many circumstances, require the borrower to be personally liable for all or a portion of the loan. The Company's lending policy requires that commercial real estate properties securing loans be inspected at least annually. In addition, the Company reviews updated financial information regarding the borrower on a regular basis.

  Commercial and commercial real estate loans generally present a higher level of risk than do loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of large amounts of principal in a limited number of loans and borrowers, the effects of general economic conditions on commercial properties, and the difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project or business. If the cash flow from the project or business is reduced the borrower's ability to repay the loan may be impaired.

  CONSUMER LOANS. Consumer loans originated by the Company are predominantly loans secured by personal property, passbook loans and home equity loans. At December 31, 1996, the Company's consumer loans totaled $33.6 million, or 12.3%, of the Company's loans held for investment of which $16.8 million were home equity loans.

  Consumer loans tend to be originated at higher interest rates than mortgage loans and for shorter terms and, in the case of home equity loans, the Company tends to have a junior secured position. However, consumer loans generally involve more risk than single-family mortgage loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which may be recovered. In underwriting consumer loans, the Company considers the borrower's credit history, an analysis of the borrower's income and ability to repay the loan, and the value of the collateral.

  MORTGAGE BANKING OPERATIONS. The Company actively participates in the mortgage banking market, ranking sixteenth in the United States in total mortgage loan production for 1996. Mortgage banking generally involves the origination or purchase of single-family mortgage loans for sale in the secondary mortgage market. The secondary mortgage market and its evolution have been significantly influenced by two government-sponsored enterprises, Fannie Mae and Freddie Mac, and one government agency, GNMA. Through these entities, the United States government provides support and liquidity to the market for residential mortgage debt.

  Mortgage originators sell their loans directly to Fannie Mae and Freddie Mac either as whole loans or, more typically, as pools of loans used to collateralize mortgage-backed securities ("MBS") issued or guaranteed by these entities. Similarly, the originators can issue MBS collateralized by pools of loans that are guaranteed by GNMA. In order to arrange these sales or obtain these guarantees, the originator must underwrite its loans to conform with standards established by Fannie Mae and Freddie Mac or by the FHA or VA in the case of GNMA. All loans other than FHA and VA loans are considered conventional loans. Loans with principal balances exceeding agency guidelines, currently those in excess of $214,600, are sold to private investors.

  Mortgage bankers operate in a highly competitive market. The underwriting guidelines and servicing requirements set by the participants in the secondary markets are standardized. As a result, mortgage banking products (i.e., mortgage loans and the servicing of these loans) have become difficult to differentiate. Therefore, mortgage bankers compete primarily on the basis of price or service, making effective cost management essential. Mortgage bankers generally seek to develop cost efficiencies in one of two ways: economies of scale or specialization. Large, full-service national or regional mortgage bankers such as the Company have sought economies of scale through an emphasis on wholesale originations and the introduction of automated processing systems.

  The Company pursues its loan production strategy as part of its mortgage banking operations through the Company's wholesale, correspondent and retail loan production outlets and, to a limited extent, through direct solicitation of commercial banks, savings associations and credit unions.

  WHOLESALE LOAN PRODUCTION. Under its wholesale operations, the Company funds mortgage loans originated by a network of approximately 1,800 independent mortgage brokers nationwide. Approximately 1,200 of these brokers originate mortgage loans for the Company on a monthly basis and the remainder originate mortgage loans for the Company on a quarterly basis. This network is maintained by the Company's approximately sixty account executives, who are compensated through a salary and commission package, and are organized among 10 regional wholesale correspondent lending offices and nine wholesale/correspondent satellite offices. Many of the larger brokers are provided with loan data entry software by the Company for the entry of loan applicant data in a format familiar to the Company's underwriters and for transmission to the Company's automated underwriting systems for review. All loans originated through brokers are underwritten according to the Company's standards.

  The Company's underwriters or contract representatives review the loan data provided by the loan applicant, including the review of appropriate loan documentation, and request additional information as necessary from the broker. To speed the information gathering phase of underwriting and thus the loan approval process, the Company is utilizing an interview process referred to as LIVESM underwriting, which involves an interview of the potential borrower directly by a Company underwriter using its proprietary combination of computer video technology and automated underwriting technology. Currently, the Company believes that approximately 20% of the applications generated by its wholesale loan production network use the LIVESM technology. Loans originated by such brokers are typically funded directly by the Company through table funding arrangements. In most cases, the loan is closed in the broker's name and thereafter transferred to the Company together with related mortgage servicing rights for which the Company generally pays a servicing release premium which is included in the loan price paid to the broker by the Company. Broker participants in this program are prequalified on the basis of creditworthiness, mortgage lending experience and reputation. Each broker is subject to annual and ongoing reviews by the Company.

  CORRESPONDENT LOAN PRODUCTION. In addition, the Company acquires mortgage loans from mortgage lenders, commercial banks, savings and loan associations and other financial intermediaries. The Company's selection of correspondents is subject to a separate approval process with higher net worth requirements than wholesale brokers and correspondents must use their own source of funds to close loans. The prices of such loan acquisitions are separately negotiated. Warehouse lines of credit, obtained from either the Company or other parties, may be used by the mortgage lenders to finance their respective mortgage loan originations. At December 31, 1996, the aggregate amount of warehouse lines of credit granted by the Company to its correspondents was $97.1 million, of which $42.9 million was outstanding. Independent lenders who obtain warehouse lines of credit from the Company are not required by the terms of such lines to sell their loan production to the Company. All loans acquired from correspondents are expected to satisfy the Company's underwriting standards and may be subject to repurchase by the correspondent in the event of default of the loan due to fraud or misrepresentation in the origination process and for certain other reasons, including the failure to satisfy underwriting requirements imposed by the Company.

  RETAIL LOAN PRODUCTION. The Company's retail loan production involves the origination of loans through its branch network, which includes its bank branches and its retail loan origination offices. The Company has 41 retail loan origination offices located in southern Michigan, Ohio and California. These retail loan origination offices originate primarily single-family mortgage loans and, to a lesser extent, construction and home equity loans. Such retail loan origination offices generally provide the Company with a source of loan production at a lower cost per loan than loans acquired through brokers or correspondents because the cost of operating such branches is more than offset by cost savings through the Company's ability to avoid payment of the servicing release premium for the related mortgage servicing rights. Managers of retail loan origination offices and loan officers are compensated solely on a commission basis as measured by loan production.

  To encourage efficient loan production, the Company allows managers of retail loan origination offices to elect to operate their respective offices as "100% offices," subject to approval by the Company. Such offices are treated for incentive compensation purposes as free-standing operations where each office is responsible for its own operating expenses. Each office is required to satisfy minimum loan production levels. The manager receives compensation based on the office's profitability. As of December 31, 1996, 14 retail loan origination offices were operated as 100% offices.

  COMMERCIAL LENDING. Warehouse lines are granted under the Company's correspondent lending program and are a major component of the Company's commercial lending strategy. Warehouse lines of credit are used by correspondents to fund production of loans which for the most part are acquired by the Company. At December 31, 1996 the aggregate amount of warehouse lines of credit granted by the Company to its correspondents was $97.1 million of which $42.9 million was outstanding. The Company's selection of correspondents is subject to a separate approval process with higher net worth requirements than wholesale brokers. All loans acquired from correspondents are expected to satisfy the Company's underwriting standards and may be subject to repurchases by the correspondent in the event of default of the loan due to fraud or misrepresentation in the origination process and for certain other reasons, including the failure to satisfy underwriting requirements imposed by the Company.

  CONSTRUCTION LENDING. The Company also engages in construction lending involving loans to individuals for construction of one- to- four-family residential housing primarily located within the Company's southern Michigan market area, with such loans converting to permanent financing upon completion of construction. At December 31, 1996, the Company's portfolio of loans held for investment included $59.3 million of loans secured by properties under construction, or 21.7% of loans held for investment. These loans may be construction/permanent loans structured to become permanent loans upon the completion of construction, or may be interim construction loans structured to be repaid in full upon completion of construction and receipt of permanent financing. All construction loans are secured by a first lien on the property under construction. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans may have adjustable or fixed interest rates and are underwritten in accordance with the same terms and requirements as the Company's permanent mortgages, except the loans generally provide for disbursement in stages during a construction period of up to nine months, during which period the borrower is required to make interest-only monthly payments. Monthly payments of principal and interest commence one month from the date the loan is converted to permanent financing. Borrowers must satisfy all credit requirements that would apply to the Company's permanent mortgage loan financing prior to receiving construction financing for the subject property.

  Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Company may be required to advance funds beyond the amount originally committed to permit completion of the construction. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project having value which is insufficient to assure full repayment. The ability of the borrower to sell or complete the finished structure will depend on, among other things, demand, pricing, availability of comparable properties and economic conditions. The Company has sought to minimize this risk by concentrating construction lending to qualified borrowers in the Company's southern Michigan market area, by requiring the involvement of qualified builders, and by limiting the aggregate amount of outstanding construction loans.

SECONDARY MARKETING

  The Company sells a significant portion of the mortgage loans that it originates or purchases through its mortgage operations while retaining the servicing rights to such loans. During the years ended December 31, 1996 and 1995, the Company originated $6.8 billion and $5.2 billion in total mortgage loans, respectively, and sold $6.6 billion and $4.8 billion of mortgage loans, respectively, in the secondary market. Mortgage loans are aggregated into pools and sold, or are sold as individual mortgage loans, to investors principally at prices established at the time of sale or under forward sales commitments. Conforming conventional mortgage loans are generally pooled and exchanged under the purchase and guarantee programs sponsored by Fannie Mae and Freddie Mac and GNMA for Fannie Mae MBS, Freddie Mac MBS or GNMA MBS, respectively. A limited number of mortgage loans are sold to other institutional and non-institutional investors. For the year ended December 31, 1996, a significant portion of such loans were exchanged for Fannie Mae and Freddie Mac securities. The remainder were sold to other institutional and non-institutional investors.

  The Company exchanges and sells mortgage loans on a non-recourse basis. In connection with the Company's loan exchanges and sales, the Company makes representations and warranties customary in the industry relating to, among other things, compliance with laws, regulations and program standards, and to accuracy of information. In the event of a breach of those Company representations and warranties, the Company typically corrects such flaws. If the flaws cannot be corrected, the Company may be required to repurchase such loans. See "--Allowance for Losses." In cases where loans are acquired from a broker or correspondent and there have been material misrepresentations made to the Company, the Company has the right to resell the flawed loan back to the broker or correspondent. Otherwise, the Company is indemnified against loss on such loans by the broker. In addition, the Company relies upon contract underwriters for a portion of its loan production, and these underwriters must indemnify the Company against loss for loans which are eventually determined to have been flawed upon origination.

  The following table sets forth the activity in the Company's mortgage loans available for sale and its loans held for investment in its portfolio.

                                         FOR THE YEARS ENDED DECEMBER 31,
                                        -------------------------------------
                                           1996         1995         1994
                                        -----------  -----------  -----------
                                                  (IN THOUSANDS)
AVAILABLE FOR SALE:
Beginning balance...................... $   620,455  $   205,480  $   389,073
Originations(1)........................   6,850,277    5,251,510    3,752,650
Repurchases............................      54,788        4,477        2,683
Sales(1)...............................  (6,599,568)  (4,780,198)  (3,670,002)
Amortization...........................     (74,683)    (244,144)    (161,225)
Transfers to repossessed assets or
 mortgage-backed securities............     (10,502)      (1,781)      (1,438)
Transfers (to) from held for
 investment............................         --       185,111     (106,261)
                                        -----------  -----------  -----------
Ending balance......................... $   840,767  $   620,455  $   205,480
                                        ===========  ===========  ===========
HELD FOR INVESTMENT:
Beginning balance...................... $   305,580  $   429,800  $    26,906
Originations(1)........................     129,436      162,137      236,700
Amortization...........................    (161,372)    (101,246)     (79,002)
Transfers to repossessed assets........         (75)         --        (1,367)
Acquired through acquisition...........         --           --       140,302
Transfers (to) from available for
 sale..................................         --      (185,111)     106,261
                                        -----------  -----------  -----------
Ending balance......................... $   273,569  $   305,580  $   429,800
                                        ===========  ===========  ===========

--------

(1) Originations and sales are presented at cost, including deferred loan origination fees and costs, premiums and discounts.

  The Company assesses the interest rate risk associated with outstanding commitments that it has extended to fund loans and hedges the interest rate risk of these commitments based upon a number of factors, including the remaining term of the commitment, the interest rate at which the commitment was provided, current interest rates and interest rate volatility. These factors are monitored on a daily basis, and the Company adjusts its hedging on a daily basis as needed. The Company hedges its "available for sale" mortgage loan portfolio and its interest rate risk inherent in its unfunded mortgage commitments primarily through the use of forward sale commitments. Under such commitments, the Company enters into commitments with terms of not more than 90 days to sell these loans to Freddie Mac, Fannie Mae and GNMA. In addition, the Company occasionally establishes futures positions in U.S. Treasury bonds under which the Company contracts to sell notional principal contracts. At December 31, 1996, the Company did not have any open futures positions. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations--Results of Operations--Net Gain on Loan Sales and Sales of Mortgage Servicing Rights."

ASSET QUALITY

  The Company is exposed to certain credit risks related to the value of the collateral that secures loans held in its portfolio and the ability of borrowers to repay their loans during the term thereof. The Company has an asset classification committee, which is comprised of senior officers of the Company, that closely monitors the loan and real estate owned portfolios for potential problems on a continuing basis and reports to the Board of Directors of the Company at regularly scheduled meetings. This committee reviews the classification of loans and reviews the allowance for losses. The Company also has a quality control department, the function of which is to provide the Board of Directors of the Company with an independent ongoing review and evaluation of the quality of the process by which lending assets are generated.

  Non-performing assets consist of non-accrual loans and real estate owned. Loans are usually placed on non-accrual status when the loan is past due 90 days or more, or the ability of a borrower to repay principal and interest is in doubt. Real estate acquired by the Company as a result of foreclosure is classified as real estate owned until such time as it is sold. The Company generally tries to sell the property at a price no less than its net book value, but will consider discounts where appropriate to expedite the return of the funds to an earning status. When such property is acquired, it is recorded at its fair value less estimated costs of sale. Any required write-down of the loan to its appraised fair market value upon foreclosure is charged against the allowance for losses.

  The Company establishes an allowance for losses based upon a quarterly or more frequent evaluation by management of various factors including the estimated market value of the underlying collateral, the growth and composition of the loan portfolio, current delinquency trends and prevailing and prospective economic conditions, including property values, employment and occupancy rates, interest rates and other conditions that may affect borrowers' abilities to comply with repayment terms. If actual losses exceed the amount of the allowance for losses, earnings could be adversely affected. As the Company's provision for losses is based on management's assessment of the general risk inherent in the loan portfolio based on all relevant factors and conditions, the allowance for losses represents general, rather than specific, reserves.

  The following table sets forth information with respect to the Company's non-performing assets at the dates indicated. No loans were recorded as restructured loans within the meaning of SFAS No. 15 at the dates indicated. The increase in the mortgage loan category in 1995 and 1996 is attributable primarily to the Company's required repurchase of non-performing loans from secondary market investors. See "Management's Discussion and Analysis of Changes in Financial Condition and Results of Operation--Financial Condition-- Allowance for Losses."

                                                    AT DECEMBER 31,
                                          ------------------------------------
                                           1996    1995    1994   1993   1992
                                          ------- ------- ------ ------ ------
                                                 (DOLLARS IN THOUSANDS)
Loans accounted for on a non-accrual
 basis:
  Mortgage............................... $27,017 $10,096 $1,477 $1,314 $1,179
  Construction...........................   2,801     --     140    140    650
  Commercial.............................     476     464     57     88    210
  Consumer...............................     327     126     65      7     10
                                          ------- ------- ------ ------ ------
  Total non-performing loans.............  30,621  10,686  1,739  1,549  2,049
Real estate owned........................  10,363   2,359  1,271  1,249    802
                                          ------- ------- ------ ------ ------
  Total non-performing assets............ $40,984 $13,045 $3,010 $2,798 $2,851
                                          ======= ======= ====== ====== ======

  If non-accrual loans at December 31, 1996 had been current according to their original terms and had been outstanding throughout 1996, or since origination if originated during the year, interest income on these loans for 1996 would have been $2.7 million. Interest actually recognized on these loans during 1996 was not significant.

  At December 31, 1996, the Company did not have any loans which were not then classified as non-accrual, and where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with existing loan repayment terms. At December 31, 1996, the Company had $3.9 million of impaired loans pursuant to SFAS No. 114, as amended by SFAS No. 118.

  Historically, the Company has incurred minimal losses from charge-offs in connection with its residential mortgage loan production. Net charge-offs as a percentage of average loans outstanding declined from 0.09% in

1992 to 0.00% in 1995, and rose in 1996 to 0.13%. Over this period non-performing assets as a percentage of total assets ranged from 0.94% in 1992 to a low of 0.42% in 1994 and increased to 3.16% at December 31, 1996. The 1995 and 1996 increases resulted primarily from increased repurchases of delinquent residential mortgage loans from secondary market investors. Although the Company generally does not sell loans with recourse, it typically is required to repurchase loans, including delinquent and defaulted loans, which were not underwritten strictly in compliance with the underwriting standards of secondary market investors. As the volume of the Company's new loan production has increased over the past several years, the aggregate amount of loan delinquencies and foreclosures has also increased, thereby increasing the number of loans potentially subject to repurchase. In addition, during 1996 two of the largest secondary market purchasers of loans implemented automated underwriting review systems which enabled them to review delinquent loans on a much faster basis, thereby accelerating the process of returning to the Company loans originated in prior periods.

  The Company relies upon its underwriting department to ascertain compliance with individual investor standards prior to sale of the loans in the secondary market, and it relies upon its quality control department to test sold loans on a sample basis for compliance. See "--Underwriting" and "--Quality Control." During 1996, the Company sold approximately $6.6 billion in single family mortgage loans in the secondary market, of which approximately $10.4 million (0.16% of loans sold) were repurchased during 1996. Total repurchases of single family mortgage loans by the Company during 1996 of $54.8 million also included $32.7 million related to loans sold in 1995 (0.69% of such loans) and $11.7 million related to loans sold prior to 1995. The Company views loan repurchases as an inherent risk of originating loans for sale in the secondary market notwithstanding the ongoing reviews by its quality control department. A majority of loans repurchased during 1996 were and continue to be performing. Losses arising from repurchases depend upon whether repurchased loans are or become non-performing and, if so, whether the Company is able to recover all of the loan principal and interest otherwise due.

  It has been the Company's experience that non-performing loans do not necessarily result in an ultimate loss to the Company. Approximately 88% of the Company's non-performing loans at December 31, 1996 were residential mortgage loans (approximately 94% at December 31, 1995), which generally represent minimal risk of ultimate loss because of the nature of the underlying collateral, private mortgage insurance for loans with over-80% LTV ratios and insurance or guarantees on certain loans from the FHA and VA. In addition, the Company may also have the right to sell the repurchased loan back to the broker or correspondent which originated it, or to seek indemnity from the applicable mortgage insurance company in the case of loans which are underwritten on a contract basis for the Company by such insurers.

  The Company anticipates that its level of loan repurchases and non-performing assets may continue to be above historical levels during 1997 as a result of the factors described above. The Company believes, however, that several actions it has taken during 1996, including a tightening of credit standards and the implementation of automated underwriting systems (which the Company believes, in most cases, significantly reduce the ability of secondary market investors to require repurchase of loans absent material misrepresentation), should result in the level of loan repurchases declining over time.

  The Company experienced an increase in its non-performing construction loans from December 31, 1995 to December 31, 1996 from zero to $2.8 million. This increase was related to a significant increase in the single family residential construction loans originated in the period subsequent to December 31, 1994. During the years ended December 31, 1994 and 1995 the origination of such loans increased from $68.4 million to $101.5 million, respectively. Approximately two-thirds of the non-performing construction loans resulted from one particular construction lending program. The Company has discontinued its participation in this program and substantially all loans originated under the program, other than those which are currently classified as non-performing, have been paid off.

  The Company's repossessed assets were $10.4 million at December 31, 1996, compared with $2.4 million and $1.3 million at December 31, 1995 and 1994, respectively, representing an increase of 84.6% from December 31, 1994 to December 31, 1995, and 333.3% from December 31, 1995 to December 31, 1996. The increases resulted primarily from the Company's foreclosure on non-performing loans as part of the collection process and reflects the increased levels of non-performing loans during such periods.

  The Company's allowance for losses increased to $3.5 million at December 31, 1996 from $2.1 million at December 31, 1995. The Company's ratio of allowance for losses to non-accrual loans, however, declined to 11.43% at December 31, 1996 from 19.67% at December 31, 1995. Approximately 88.2% of the non-accrual loans at December 31, 1996 were single-family mortgages. Historically, the Company's experience with loan losses on single family loans held in portfolio or repurchased from investors has been low. Management believes that the allowance for losses is adequate to cover the losses currently inherent in the loan portfolio. Future changes in economic conditions or interest rates, however, could require additional reserves.

  The Company's allowance for losses increased to $2.1 million at December 31, 1995 from $1.9 million at December 31, 1994. The Company's ratio of allowance for losses to non-accrual loans, however, declined to 19.67% at December 31, 1995 from 107.59% at December 31, 1994.

  The following table sets forth an analysis of the Company's consolidated allowance for losses and ratio of net charge-offs for the periods indicated.

                                        FOR THE YEARS ENDED DECEMBER 31,
                                        -------------------------------------
                                         1996     1995    1994   1993   1992
                                        -------  ------  ------  -----  -----
                                                 (IN THOUSANDS)
Balance at beginning of period......... $ 2,102  $1,871  $  901  $ 550  $ 345
Charge offs, net of recoveries(1)......  (1,206)     (7)   (321)  (293)  (175)
Provision..............................   2,604     238     290    644    380
Provision acquired in acquisition......     --      --    1,001    --     --
                                        -------  ------  ------  -----  -----
Balance at end of period............... $ 3,500  $2,102  $1,871  $ 901  $ 550
                                        =======  ======  ======  =====  =====
Ratio of net charge offs to average
 loans outstanding during the period...    0.13%   0.00%   0.08%  0.08%  0.09%
                                        =======  ======  ======  =====  =====

--------

(1) Reflects primarily charge-offs related to single-family mortgage loans.

  The following table sets forth the breakdown of the allowance for losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis, and therefore allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category. The unallocated portion of the allowance represents an amount that is not specifically allocable to one of the loan portfolios. In addition to being utilizable for future losses in the loan portfolio, such unallocated amount may be utilized for potential losses arising from loans serviced for others.

                                                                AT DECEMBER 31,
                         ----------------------------------------------------------------------------------------------
                                1996               1995               1994               1993               1992
                         ------------------ ------------------ ------------------ ------------------ ------------------
                                PERCENT OF         PERCENT OF         PERCENT OF         PERCENT OF         PERCENT OF
                                   LOANS              LOANS              LOANS              LOANS              LOANS
                                  IN EACH            IN EACH            IN EACH            IN EACH            IN EACH
                                CATEGORY TO        CATEGORY TO        CATEGORY TO        CATEGORY TO        CATEGORY TO
                         AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS
                         ------ ----------- ------ ----------- ------ ----------- ------ ----------- ------ -----------
                                                             (DOLLARS IN THOUSANDS)
Mortgage(1)............  $1,200    86.30%   $  326    86.25%   $  820    88.08%    $356     93.53%    $135     90.98%
Construction...........     400     5.32%      367     5.28%      191     4.01%     149      4.78%      96      8.41%
Consumer...............     300     3.02%      393     4.25%      193     3.03%     --        -- %       2      0.01%
Commercial.............     200     4.15%       43     0.93%       38     1.19%      31      1.48%       1      0.10%
Commercial real
 estate................     100     1.21%      305     3.29%      234     3.69%       9      0.21%     181      0.50%
Unallocated............   1,300      -- %      668      -- %      395      -- %     356       -- %     135       -- %
                         ------   ------    ------   ------    ------   ------     ----    ------     ----    ------
 Total allowance for
  losses...............  $3,500   100.00%   $2,102   100.00%   $1,871   100.00%    $901    100.00%    $550    100.00%
                         ======   ======    ======   ======    ======   ======     ====    ======     ====    ======

--------

(1)Reflects allowance attributable to mortgage loans held for sale and held for investment.

UNDERWRITING

  The Company's mortgage loans are underwritten either in accordance with applicable Fannie Mae, Freddie Mac or FHA/VA guidelines or with requirements set by other investors.

  All mortgage loans originated or acquired by the Company, whether through its retail loan origination offices or through its wholesale or correspondent networks, must satisfy the Company's underwriting standards. The Company permits a few originating correspondent lenders operating under the Company's delegated underwriting program to perform initial underwriting reviews. The Company employs an automated underwriting process on most loans that is based upon data provided through the Company's initial loan data entry software and is available from Fannie Mae through its Desktop Underwriter(TM) software and from Freddie Mac through its Loan Prospector(TM) software. This process incorporates credit scoring and an appraisal evaluation system, which in turn employs rules-based and statistical technologies to evaluate the borrower, property and the sale of the loan in the secondary market. This process is intended to reduce processing and underwriting time, to improve overall loan approval productivity, to improve credit quality and to reduce potential investor repurchase requests. Approximately one-third of loans underwritten by the Company are initially underwritten on a contractual basis by mortgage insurance companies, in their capacity as contract underwriters. The contract underwriter may be required to repurchase loans that are determined not to be in compliance with such underwriting criteria.

  Loans underwritten directly by the Company are subject to a complete review of all information prior to loan approval. This process involves the transfer of loan data to the Company by wholesalers or correspondents using loan data entry software provided by the Company plus certain other physical documentation or through the physical transfer of loan files to the Company. Further, the Company has introduced the use of video-based computer technology, known as LIVESM, to expedite the loan approval process by allowing its underwriters to conduct face-to-face interviews with loan applicants using personal computers with cameras mounted on them. This equipment is installed and can be used on an as-needed or pre-scheduled basis in the offices of certain mortgage brokers. See "--Technology."

  To a limited extent, the Company delegates underwriting authority to select correspondent lenders who meet financial strength, delinquency, underwriting and quality control standards. The lenders may be required to agree to repurchase loans that later become delinquent or to indemnify the Company from loss.

QUALITY CONTROL

  The Company maintains a quality control department that, among other things, reviews compliance and quality assurance issues relating to loan production and underwriting. For its production compliance process, the Company randomly selects a statistical sample of generally at least 5% of all loans closed each month. This review includes a credit scoring and re-underwriting of such loans; ordering second appraisals on 10% of the sample; reverifying funds, employment and final applications; and reordering credit reports on the entire sample. In addition, a full underwriting review is conducted on loans that go into default during the first twelve months from the date of origination. Document and file reviews are also undertaken to ensure regulatory compliance.

  The Company also monitors the performance of delegated underwriters through quality assurance reports prepared by its quality control department, FHA/VA reports and audits, reviews and audits by regulatory agencies, investor reports and mortgage insurance company audits. Deficiencies in loans are generally corrected; otherwise, the Company may exercise its option to require that the loan be repurchased by the originating broker or correspondent, or the Company may insist that the broker who originated the loan indemnify the Company against any losses.

MORTGAGE LOAN SERVICING

  The Company derives a significant portion of its revenues from the servicing of mortgage loans for others. For the years ended December 31, 1996 and 1995, the Company realized net servicing fee revenue from its mortgage loan servicing operations of $11.9 million and $14.3 million, respectively, which represented 20.3% and 38.6% of the Company's non-interest income for the respective periods. Servicing arises in connection with mortgage loans originated or purchased and then sold in the secondary market with mortgage servicing rights retained.

  Mortgage loan servicing includes collecting payments of principal and interest from borrowers, remitting aggregate mortgage loan payments to investors, accounting for principal and interest payments, holding escrow funds for payment of mortgage related expenses such as taxes and insurance, making advances to cover delinquent payments, inspecting the mortgaged premises as required, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, and other miscellaneous duties related to loan administration. The Company collects servicing fees from monthly mortgage payments generally ranging from 0.25% (i.e., 25 basis points) to 0.75% (i.e., 75 basis points) of the declining principal balances of the loans per annum. At December 31, 1996 and December 31, 1995, the weighted average servicing fee on the servicing for others portfolio was 0.289% and 0.287%, respectively.

  The Company services mortgage loans nationwide. The geographic distribution of the Company's servicing portfolio reflects the national scope of the Company's originations and loan acquisitions. The Company actively monitors the geographic distribution of its servicing portfolio to maintain a mix that it deems appropriate to balance its risks and makes adjustments as it deems necessary. At December 31, 1996, the Company's servicing portfolio consisted of $6.5 million of FHA/VA servicing and $4.7 billion of conventional servicing (excluding sub servicing). Such amounts were in addition to loans serviced by the Company which were recorded on its books as loans receivable (i.e., available for sale and held for investment).

  The value of the Company's mortgage servicing rights ("MSRs"), is subject to prepayment risk in the event that declining interest rates provide borrowers with refinancing opportunities. At December 31, 1996 and December 31, 1995, the amounts of the MSRs recorded on the Company's books were $30.1 million and $28.0 million, respectively, and their estimated fair values were $54.0 million and $70.4 million, respectively. For further information, see Note 7 of Notes to Consolidated Financial Statements. During the year ended December

31,1996, the Company sold MSRs for gains amounting to $35.1 million. Also, the Company occasionally enters into forward sale commitments of its MSRs. During the year ended December 31, 1996, the Company sold $1.4 billion in MSRs to a single purchaser, pursuant to a $2.0 billion commitment entered into on October 31, 1995. In June 1996, the Company entered into a separate agreement with another purchaser for the sale of $2.0 billion to $3.0 billion in MSRs. Such agreement has a term through June 1997 and provides that the MSRs will be sold at the end of each quarter in which the underlying loans are originated (i.e., sold on a "flow basis"). In December 1996, the Company sold an additional $2.3 billion in mortgage servicing rights that was not related to any flow arrangement.

  Gains on the sale of MSRs are affected by changes in interest rates as well as the amount of MSRs capitalized at the time of the loan origination or acquisition of MSRs. Purchasers of MSRs analyze a variety of factors, including prepayment sensitivity, to assess the purchase price they are willing to pay. Lower market interest rates prompt an increase in prepayments as consumers refinance their mortgages at lower rates of interest. As prepayments increase, the life of the servicing portfolio is reduced, decreasing the servicing fee revenue that will be earned over the life of that portfolio and the price third party purchasers are willing to pay. The fair value of servicing is also influenced by the supply and demand of servicing available for purchase at any point in time. Conversely, as interest rates rise, prepayments generally decrease, resulting in an increase in the value of the servicing portfolio as well as the gains on sales of MSRs.

  The following table sets forth information regarding the mortgage loan servicing portfolio.

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             ---------------------------------
                                                   1996             1995
                                             ---------------- ----------------
                                                        (IN THOUSANDS)
Balance at beginning of period.............. $      6,788,530 $      5,691,421
Add: Servicing acquisitions
  Originated................................          563,355           87,370
  Purchased.................................        5,070,190        4,133,015
                                             ---------------- ----------------
    Total additions.........................        5,633,545        4,220,385
                                             ---------------- ----------------
Less: Prepayments/amortizations.............        1,146,564          851,188
  Sales(1)..................................        6,473,930        2,272,088
                                             ---------------- ----------------
    Total reductions........................        7,620,494        3,123,276
                                             ---------------- ----------------
Balance at end of period.................... $      4,801,581 $      6,788,530
                                             ================ ================
Composition at end of period:
  GNMA...................................... $          6,458 $          7,217
  Fannie Mae/Freddie Mac....................        4,658,056        6,638,435
  Other Private.............................          137,067          142,878
                                             ---------------- ----------------
    Subtotal................................        4,801,581        6,788,530
Subservicing on sold servicing rights(2)....        3,619,373          536,324
                                             ---------------- ----------------
    Total servicing for others.............. $      8,420,954 $      7,324,854
                                             ================ ================
    Loans receivable, net(3)................ $      1,110,836 $        923,933
                                             ================ ================

--------

(1) The actual release or transfer of servicing does not necessarily take place during the same period as the related sale of MSRs.

(2) Reflects mortgage servicing rights sold by the Company but as to which the purchaser has not yet taken delivery. The Company's costs of subservicing are generally equivalent to the fees charged by the Company for this service.

(3) Represents loans which the Company also services, including loans available for sale.

  The Company originates and purchases MSRs nationwide. The geographic distribution of the Company's MSR portfolio reflects the national scope of the Company's mortgage loan originations and acquisitions. The ten largest states accounted for 79.57% of the total number of mortgage loans serviced and 79.17% of the dollar value of the mortgage loans serviced, at December 31, 1996, while the largest volume by state was Michigan with 42.76% and 38.11% of the mortgage loans serviced by number and value, respectively.

  The Company's mortgage servicing portfolio includes servicing for adjustable rate, balloon payment and fixed rate fully amortizing loans. At December 31, 1996, 13.5% of the mortgage servicing rights related to adjustable rate loans, which had a weighted average coupon rate of 8.078%; 21.5% related to fixed rate balloon payment loans, which had a weighted average coupon rate of 7.120%; and the remaining 65.0% related to fixed rate fully amortizing loans, which had a weighted average coupon rate of 8.381%. At that date, the Company's mortgage servicing portfolio had an aggregate weighted average coupon rate of 8.069%. The following table sets forth, as of December 31, 1996, the percentage of fixed-rate, single-family mortgage loans being serviced for others by the Company, by interest rate category.

        COUPON RANGE                                     PERCENTAGE OF PORTFOLIO
        ------------                                     -----------------------
        Less than 7.00%.................................           4.88%
         7.00--8.00%....................................          18.16%
         8.01--9.00%....................................          61.55%
         9.01--10.00%...................................          13.77%
        10.01--11.00%...................................           1.39%
        11.01--12.00%...................................           0.18%
        12.01% & above..................................           0.07%
                                                                 ------
                                                                 100.00%
                                                                 ======

  The following table sets forth information regarding the mortgage loan servicing portfolio, broken down by state.

                                       AT DECEMBER 31, 1996
                    -----------------------------------------------------------
                      NUMBER OF    PERCENTAGE OF TOTAL            PERCENTAGE OF
                    MORTGAGE LOANS NUMBER OF MORTGAGE             TOTAL DOLLAR
                       SERVICED      LOANS SERVICED      AMOUNT      AMOUNT
                    -------------- ------------------- ---------- -------------
                                      (DOLLARS IN THOUSANDS)
Michigan...........     24,842            42.76%       $1,829,500     38.11%
California.........      2,346             4.04%          334,500      6.97%
Ohio...............      4,210             7.25%          296,000      6.17%
Illinois...........      2,887             4.97%          286,700      5.97%
Florida............      3,210             5.53%          232,600      4.84%
Texas..............      2,872             4.94%          224,700      4.68%
Colorado...........      1,946             3.35%          201,300      4.19%
Maryland...........      1,449             2.49%          156,400      3.26%
Georgia............      1,547             2.66%          126,200      2.63%
Washington.........        921             1.58%          112,900      2.35%
Virginia...........        872             1.50%           97,600      2.03%
New York...........        658             1.13%           68,200      1.42%
Oregon.............        582             1.00%           63,500      1.32%
Minnesota..........        849             1.46%           63,500      1.32%
Indiana............        815             1.40%           62,700      1.31%
Missouri...........        794             1.37%           53,900      1.12%
New Jersey.........        501             0.86%           53,100      1.11%
Utah...............        498             0.86%           50,000      1.04%
Wisconsin..........        494             0.85%           39,300      0.82%
Tennessee..........        567             0.98%           38,700      0.81%
Other..............      5,239             9.02%          409,700      8.53%
                        ------           ------        ----------    ------
  Total............     58,099           100.00%       $4,801,000    100.00%
                        ======           ======        ==========    ======

  At December 31, 1996, the Company was servicing 58,099 loans with an aggregate unpaid principal balance of $4.8 billion (excluding subservicing). Of such loans, 3.28% were delinquent and an additional 0.88% were in foreclosure. The following table presents certain information regarding the percentage of delinquent single family mortgage loans as of the dates indicated.

                                                             AT DECEMBER 31,
                                                            -------------------
                                                            1996   1995   1994
                                                            -----  -----  -----
30--59 Days Past Due.......................................  2.52%  1.77%  0.81%
60--89 Days Past Due.......................................  0.51%  0.24%  0.09%
90+ days Past Due..........................................  0.25%  0.14%  0.02%
Loans in foreclosure.......................................  0.88%  0.40%  0.23%
                                                            -----  -----  -----
    Total..................................................  4.16%  2.55%  1.15%
                                                            =====  =====  =====

  The Company is materially affected by loan delinquencies and defaults on loans that it services for others. Under a portion of its servicing contracts, the Company must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. At December 31, 1996, the Company's delinquency rates on loans serviced for Freddie Mac and Fannie Mae were 3.46% and 4.88%, respectively. Also, to protect their liens on mortgage properties, owners of loans usually require a servicer to advance scheduled mortgage and hazard insurance and tax payments even if sufficient escrow funds are not available. The Company is generally reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the Company absorbs the cost of funds advanced during the time the advance is outstanding. Further, the Company bears the costs of collection activities on delinquent and defaulted loans.

FUNDING SOURCES

  The Company funds its operations through its retail deposit base, brokered deposits, the funds available in escrow accounts held in connection with its mortgage loan servicing operations, and FHLB advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." Following the Offering, the Company intends to continue to rely upon these sources of funds, in addition to the net proceeds received by it from the Offering, to finance its operations.

  Deposits are a significant source of the Company's funds for lending, investment activities and general operational purposes. In addition to deposits, the Company derives funds from loan principal and interest repayments, sales of loans, mortgage loan servicing income and sales of mortgage servicing rights.

  The Company attracts deposits principally from its primary market area in southern Michigan by offering a variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts and certificates of deposit. Deposit terms vary according to the minimum balance required and the interest rate. Maturities, terms, service fees and withdrawal fees are established on a periodic basis. Management of the Company generally reviews its deposit mix and pricing on a daily basis. In determining the characteristics of its deposit accounts, the Company considers the rates offered by competing institutions in the Company's market areas, the acquisition of brokered funds, liquidity requirements, growth goals and federal regulations.

  The Company competes for deposits with other institutions in its market area and nationwide (through print advertisements and a commercial wire service) by offering deposit instruments that are competitively priced and by providing customer service through convenient and attractive offices, knowledgeable and efficient staff and hours of service that meet customers' needs. Most of the Company's depositors are Michigan residents.

  Among deposits which the Company attracts and retains are brokered deposits, which are pools of deposits purchased from a broker acting as an agent for depositors seeking the highest certificate of deposit rates offered by insured financial institutions. At December 31, 1996, the Company had $500.6 million in certificates of deposit, of which $212.6 million, or 42.5%, were brokered deposits. Because brokered deposits are inherently interest-rate sensitive, the Company is subject to the risk of a significant outflow of funds in the event of a sudden increase in interest rates. Further, the Company's net earnings may be adversely affected by attempts by the Company to match interest rates to stem any such outflow of funds. The Company believes that this risk is appropriately mitigated by the availability of its $425.0 million FHLB line of credit at December 31, 1996 (increased to $650 million as of February 1997), as to which its maximum outstanding month-end balance for the year ended December 31, 1996 was $389.8 million. A FHLB line of credit is adjusted quarterly and is generally computed as 50% of an institution's total assets, less outstanding FHLB advances. Based upon the Company's current cost of its funds, the Company does not believe that reliance on the FHLB as a short-term replacement funding source would have a significant adverse effect on its financial condition. For the year ended December 31, 1996, the average cost of funds for the Company's deposits, including brokered deposits, and its FHLB advances were 5.51% and 5.78%, respectively. Further, the Company believes its reliance on brokered funds will diminish as the Company develops its retail deposit base through its existing and future branch network.

  The following table sets forth by account types the aggregate amount and weighted average rate of the Company's deposits.

                                              AT DECEMBER 31,
                           -----------------------------------------------------
                                 1996              1995              1994
                           ----------------- ----------------- -----------------
                                    WEIGHTED          WEIGHTED          WEIGHTED
                                    AVERAGE           AVERAGE           AVERAGE
                            AMOUNT    RATE    AMOUNT    RATE    AMOUNT    RATE
                           -------- -------- -------- -------- -------- --------
                                          (DOLLARS IN THOUSANDS)
Transaction Accounts:
  Non-interest-bearing
   deposits..............  $ 36,688     --%  $ 10,927     --%  $ 12,818     --%
  Interest-bearing depos-
   its...................    29,973   3.56%    29,239   3.05%    49,226   2.96%
                           --------          --------          --------
    Subtotal.............    66,661   1.60%    40,166   2.22%    62,044   2.35%
Savings accounts.........    57,211   4.30%    38,094   2.25%     9,744   2.25%
Certificates of deposit..   500,613   5.95%   448,714   6.27%   235,836   5.47%
                           --------          --------          --------
    Total deposits.......  $624,485   5.34%  $526,974   5.73%  $307,624   4.74%
                           ========   ====   ========   ====   ========   ====

  The following table indicates the amount of the Company's certificates of deposit by time remaining until maturity as of December 31, 1996.

     MATURITY PERIOD                                     CERTIFICATES OF DEPOSIT
     ---------------                                     -----------------------
                                                             (IN THOUSANDS)
     Three months or less...............................        $142,516
     Over three through six months......................         128,583
     Over six through 12 months.........................         141,378
     Over 12 months.....................................          88,136
                                                                --------
       Total............................................        $500,613
                                                                ========

  The Company considers all its certificates of deposit to be highly interest-rate sensitive regardless of amount.

  Deposits have historically been the primary source of funds for the Company's lending and general operating activities. However, the Company also utilizes the FHLB to provide both short-term and long-term borrowings and also relies to a limited extent on short-term reverse repurchases of pools of single-family mortgage loans for advance funding of securitized loans.

  The Company's principal source of borrowings has been FHLB advances. The Company is authorized to use advances from the FHLB to supplement its supply of funds and to satisfy deposit withdrawal requirements. The Federal Home Loan Bank System functions as a twelve-bank central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the Federal Home Loan Bank System, the Company is required to own stock in the FHLB and is authorized to apply for advances, which are made pursuant to several different programs with their own interest rates and range of maturities. Advances from the FHLB are secured by the Company's stock in the FHLB and a portion of the Company's mortgage loan portfolio.

  The following table sets forth certain information regarding the borrowings of the Company as of or for the period indicated.

                                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1996          1995          1994
                                      ------------  ------------  ------------
                                              (DOLLARS IN THOUSANDS)
FHLB Advances
  Balance outstanding at period-end.. $    389,801  $    191,156      $200,750
  Maximum outstanding at any month-
   end............................... $    389,801  $    315,000      $200,750
  Monthly average balance............ $    247,204  $    237,535  $     83,912
  Average interest rate..............         5.78%         6.35%         4.44%

  See Note 9 of Notes to Consolidated Financial Statements for additional information.

EMPLOYEES

  As of December 31, 1996, the Company and its subsidiaries had 1,310 full-time equivalent employees, none of whom were represented by a collective bargaining agreement. Management of the Company and the Bank considers their relationship with such employees to be satisfactory.

PROPERTIES

  The Company's principal executive offices are located at 2600 Telegraph Road, Bloomfield Hills, Michigan 48302 in leased facilities. At December 31, 1996, the Company maintained 15 bank branches, 41 retail loan origination offices, 10 regional wholesale/correspondent lending offices, nine wholesale/correspondent satellite offices, a mortgage loan servicing center, and three corporate operations offices. Other than six of the bank branches and one of the retail loan origination offices, the Company or the Bank leased their operating premises. In January 1997, the Company acquired one of the leased premises which was serving at the time as its retail banking headquarters and as a bank branch. See Note 6 of Notes to Consolidated Financial Statements. From December 1996 through March 1997, the Company entered into eleven agreements to lease or acquire property to be used for future bank branch locations in Michigan in connection with the Company's overall plan for expansion of its retail banking operations. See "Business-- Business Strategy."

SUBSIDIARY ACTIVITIES

  The Company conducts business through a number of wholly-owned subsidiaries in addition to the Bank. The additional subsidiaries of the Company include Douglas Insurance Agency, Inc. ("DIA"), FSSB Real Estate Development Corporation ("REDC"), Mortgage Video Network, Inc. ("Video") and First Security Investment Group, Inc. ("Investment"). Of the additional subsidiaries, DIA, REDC and Investment are presently active. DIA acts as an agent for life insurance and property and casualty insurance companies. REDC owns a single parcel of undeveloped commercial real estate in northern Oakland County, Michigan which it currently has a contract to sell. REDC does not conduct any other business.

  The Bank, the Company's primary subsidiary, is a federally chartered, stock savings bank headquartered in Bloomfield Hills, Michigan. The Bank owns five subsidiaries: FSSB Mortgage Corporation ("Mortgage"), Boston Credit Corporation ("BCC"), Mortgage Affiliated Services, Inc. ("MAS"), Mid-Michigan Service

Corporation ("Mid-Michigan") and SSB Funding Corporation ("Funding"). Mortgage, BCC and Funding are currently inactive subsidiaries. MAS provides appraisal and document preparation services, primarily in conjunction with the Bank's loan closings. Mid-Michigan is engaged in the business of leasing and sub-leasing commercial real estate. Mid-Michigan leases the premises of the Bank's regional headquarters located in Jackson, Michigan from a third party and subleases the premises to the Bank.

LEGAL PROCEEDINGS

  From time to time, the Company and its subsidiaries are parties to various legal proceedings incident to its business. At December 31, 1996, there were no legal proceedings which management anticipates would have a material adverse effect on the Company. See Note 12 of Notes to Consolidated Financial Statements.

                                  REGULATION

GENERAL

  The Bank is chartered as a federal savings bank under the Home Owners' Loan Act, as amended (the "HOLA"), which is implemented by regulations adopted and administered by the OTS. As a federal savings bank, the Bank is subject to regulation, supervision and regular examination by the OTS. Federal banking laws and regulations control, among other things, the Bank's required reserves, investments, loans, mergers and consolidations, payment of dividends and other aspects of the Bank's operations. The deposits of the Bank are insured by the SAIF administered by the FDIC to the maximum extent provided by law ($100,000 for each depositor). In addition, the FDIC has certain regulatory and examination authority over OTS-regulated savings institutions and may recommend enforcement actions against savings institutions to the OTS. The supervision and regulation of the Bank is intended primarily for the protection of the deposit insurance fund and the Bank's depositors rather than for holders of the Company's stock or for the Company as the holder of the stock of the Bank.

  As a savings and loan holding company, the Company is registered with and is subject to OTS regulation and supervision under the HOLA. The Company also is required to file certain reports with, and otherwise comply with the rules and regulations of, the Commission under the federal securities laws.

  The following discussion is intended to be a summary of certain statutes, rules and regulations affecting the Bank and the Company. A number of other statutes and regulations have an impact on their operations. The following summary of applicable statutes and regulations does not purport to be complete and is qualified in its entirety by reference to such statutes and regulations.

REGULATION AND SUPERVISION OF THE BANK

  PROPOSED LEGISLATION. Legislation introduced in the United States Congress in 1997 would, if enacted, require all federal savings institutions (such as the Bank) to convert to a national bank or a state commercial bank, savings bank or savings association charter and would require all savings and loan holding companies (such as the Company) to become bank holding companies or "financial services" holding companies. The proposed legislation includes limited grandfather provisions for business activities of federal savings institutions that do not conform to applicable banking regulations. Holding companies that were formerly savings and loan holding companies would not be subject to any additional activity restrictions so long as their subsidiaries continued to comply with certain lending restrictions currently applicable to federal thrifts and were not acquired by another company.

  In addition, the Deposit Insurance Funds Act of 1996, enacted on September 30, 1996, requires the Secretary of the Treasury to submit a report to the Congress by March 31, 1997, providing a detailed analysis of the issues related to and recommendations for a common charter for savings institutions and banks. It is anticipated that further legislation affecting the federal thrift charter will be introduced simultaneously with or shortly after submission of the Treasury report.

  Based upon an analysis of the current provisions of the legislation proposed to date, the management of the Company does not believe that the enactment of such legislation would have a material adverse effect on its financial condition or results of operations.

  BUSINESS ACTIVITIES. The Bank derives its lending and investment powers from the HOLA and the regulations of the OTS thereunder. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of commercial paper and debt securities, and certain other assets. The Bank may also establish service corporations that may engage in activities not otherwise permissible for the Bank, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to various limitations.

  REGULATORY CAPITAL AND RESERVE REQUIREMENTS. The OTS has adopted capital adequacy regulations that require savings institutions such as the Bank to meet three minimum capital standards: a "core" capital requirement of 3% of adjusted total assets, a "tangible" capital requirement of 1.5% of adjusted total assets, and a "risk-based" capital requirement of 8% of total risk-based capital to total risk-weighted assets. In addition, the OTS has adopted regulations imposing certain restrictions on savings institutions that have a total risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total assets of less than 4% (or 3% if the institution is rated Composite 1 under the CAMEL examination rating system). See "--Prompt Corrective Regulatory Action."

  Certain MSRs need not be deducted in computing core and tangible capital. Generally, the lower of 90% of the fair market value of readily marketable MSRs, or the current unamortized book value as determined under GAAP may be included in core and tangible capital up to a maximum of 50% of core capital computed before the deduction of any disallowed qualifying intangible assets. At December 31, 1996, the Bank's core capital included $35.9 million of core deposit intangibles and MSRs, which comprised 46.1% of its core capital.

  The risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight, which range from 0% to 100% as assigned by the OTS capital regulations based on the risks the OTS believes are inherent in the type of asset. Comparable risk weights are assigned to off-balance sheet assets.

  The OTS risk-based capital regulation also includes an IRR component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements.

  The table below sets forth the Bank's compliance with its regulatory capital requirements at December 31, 1996.

                         THE BANK'S CAPITAL    CAPITAL REQUIREMENTS    EXCESS CAPITAL
                         --------------------  ----------------------  ---------------
                          AMOUNT     PERCENT     AMOUNT     PERCENT    AMOUNT  PERCENT
                         ---------- ---------  ----------- ----------  ------- -------
Tangible capital........ $   72,094      5.58% $    19,365      1.50%  $52,729  4.08%
Core capital............     77,899      6.01%      38,904      3.00%   38,995  3.01%
Total risk-based
 capital................     81,086     10.91%      59,458      8.00%   21,628  2.91%

  Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.3 million of transaction accounts, and reserves equal to 3% must be maintained on the next $52.0 million of transaction accounts, plus reserves equal to 10% on the remainder. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of December 31, 1996, the Bank met its reserve requirements.

  FEDERAL DEPOSIT INSURANCE. The Bank is required to pay assessments based on a percentage of its insured deposits to the FDIC for insurance of its deposits by the SAIF.

  Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC established a risk-based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. The assessment rate depends on the capital category and supervisory category to which an institution is assigned. For the first nine months of 1996, the assessment rate for SAIF-insured institutions ranged from 0.23% of deposits for well-capitalized institutions in the highest supervisory subgroup, to 0.31% of deposits for undercapitalized institutions in the lowest supervisory subgroup. The Bank was a "well-capitalized" institution as of December 31, 1996.

  In late 1995, the FDIC amended the risk-based assessment schedule for depository institutions with deposits insured by the Bank Insurance Fund ("BIF"), resulting in a significant reduction in FDIC assessments for BIF-insured but not SAIF-insured institutions. In response to this assessment disparity, the Deposit Insurance Funds Act of 1996 (the "1996 Act"), enacted on September 30, 1996, amended the Federal Deposit Insurance Act (the "FDI Act") in several ways to recapitalize the SAIF and reduce the disparity between the assessment rates for the BIF and the SAIF. The 1996 Act authorized the FDIC to impose a special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF to the required reserve ratio of 1.25%. SAIF-insured institutions on November 27, 1996 paid a special assessment equal to 65.7 basis points per $100 of each institution's SAIF-assessable deposits as of March 31, 1995. The 1996 Act provides the amount of the special assessment that will be deductible for federal income tax purposes for the taxable year in which the special assessment is paid. Based on the foregoing, the Bank recorded an expense for the special assessment in 1996 of $3.4 million, or $2.2 million net of tax. In view of the recapitalization of the SAIF, in December 1996 the FDIC reduced the assessment rate for SAIF-assessable deposits for periods beginning on October 1, 1996. As a result, the insurance assessment rates for SAIF-insured institutions, like the Bank, were set at 18 to 27 basis points for the last quarter of 1996 and zero to 27 basis points for the first half of 1997. In addition, SAIF-insured institutions will be required, until December 31, 1999, to pay assessments to the FDIC at the annual rate of 6.6 basis points to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to recapitalize the predecessor to the SAIF. During this period, BIF member banks will be assessed for payment of the FICO obligations at the annual rate of 1.3 basis points. After December 31, 1999, BIF and SAIF members will be assessed at the same rate for FICO obligations.

  The 1996 Act also provides that the FDIC cannot assess regular insurance assessments for the SAIF or the BIF unless required to maintain or to achieve the designated reserve ratio of 1.25%, except for such assessments on those institutions that are not classified as "well-capitalized" or that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. The Bank is classified as "well-capitalized" and has not been found by the OTS to have such supervisory weaknesses. Accordingly, assuming that the designated reserve ratio is maintained by the SAIF after the collection of the special SAIF assessment, the Bank, as long as it maintains its capital and supervisory status, will pay substantially lower FDIC assessments compared to those paid by the Bank in recent years.

  QUALIFIED THRIFT LENDER TEST. The HOLA and OTS regulations require all savings institutions to meet a Qualified Thrift Lender ("QTL") test. Under the HOLA's QTL test, a savings institution is required to maintain at least 65% of its "portfolio assets" in certain "Qualified Thrift Investments" in at least nine months of the most recent 12-month period. Under OTS implementing regulations, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments consist of (i) loans, equity positions or securities related to domestic, residential real estate or manufactured housing and (ii) 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small business in "credit needy" areas.

  A savings institution that fails the QTL test must either operate under certain restrictions on its activities or convert to a bank charter. An initial failure to qualify as a QTL results in a number of sanctions, including the imposition of certain operating restrictions and a restriction on obtaining additional advances from its Federal Home Loan Bank. If a savings institution does not requalify under the QTL test within the three-year period after it fails the QTL test, it would be required to terminate any activity not permissible for a national bank and repay as promptly as possible any outstanding advances from its Federal Home Loan Bank. In addition, the holding company of such an institution, such as the Company, would similarly be required to register as a bank holding company with the Federal Reserve Board. See "--Regulation and Supervision of the Company." At December 31, 1996, the Bank qualified as a QTL.

  Legislation enacted into law on September 30, 1996 made certain amendments to the HOLA that significantly liberalize the QTL test. First, the new law permits loans to small businesses, student loans and credit card loans to be counted as Qualified Thrift Investments without percentage limits. The current 10% limit on all other loans to households is eliminated by the new law, and such loans may now be counted toward the QTL test within the 20% of portfolio assets limit. Second, the statute amends the QTL test to provide that a savings institution may be considered a QTL either (i) by satisfying the HOLA's QTL requirements or (ii) by qualifying as a "domestic building and loan association" as defined under the Internal Revenue Code of 1986, as amended (the "Code"). In order for a savings institution to be defined as a domestic building and loan association under the Code, at least 60% of its total assets must consist of: (a) cash; (b) obligations of the United States, a state or a political subdivision thereof or obligations of a corporation that is an instrumentality of any of the foregoing, except for certain obligations the interest on which is excludable from gross income; (c) obligations of a state-chartered deposit insurance corporation; (d) loans secured by deposits in the institution; (e) loans secured by, or for the improvement of, residential real property or real property used for church purposes; (f) loans secured by, or for the improvement of, urban real property qualifying under specified federal government programs; (g) loans secured by an interest in educational, health or welfare institutions or facilities; (h) property acquired through the liquidation of defaulted loans described in clauses (e), (f) or (g); (i) educational loans; (j) property used by the institution in the conduct of its business and (k) most interests in real estate mortgage investment conduits.

  STANDARDS FOR SAFETY AND SOUNDNESS. The FDI Act, as amended by FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the OTS, together with the other federal bank regulatory agencies, to prescribe standards, by regulation or guideline, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation, and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The OTS and the federal bank regulatory agencies adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to the statute. The safety and soundness guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

  In addition, on July 10, 1995, the OTS and the federal bank regulatory agencies proposed guidelines for asset quality and earnings standards. Under the proposed standards, a savings institution would be required to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Management believes that the asset quality and earnings standards, in the form proposed by banking agencies, would not have a material effect on the operations of the Bank.

  PROMPT CORRECTIVE REGULATORY ACTION. Under FDICIA, the federal banking regulators are required to take prompt corrective action in respect of depository institutions that do not meet certain minimum capital requirements, including a leverage limit and a risk-based capital requirement. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized. As required by FDICIA, banking regulators, including the OTS, have issued regulations that classify insured depository institutions by capital levels and provide that the applicable agency will take various prompt corrective actions to resolve the problems of any institution that fails to satisfy the capital standards.

  LIMITATIONS ON CAPITAL DISTRIBUTIONS. OTS regulations currently impose limitations upon capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. A savings institution must give notice to the OTS at least 30 days before payment of a proposed capital distribution, and capital distributions in excess of specified earnings or by certain institutions are subject to approval by the OTS. A savings institution that has capital in excess of all regulatory capital requirements before and after a proposed capital distribution and that is not otherwise restricted in making capital distributions, may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (a) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (b) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval. The OTS has proposed regulations that would simplify the existing procedures governing capital distributions by savings institutions.

  In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of dividends or other distributions to the Company without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions.

  REAL ESTATE LENDING STANDARDS. Under joint regulations of the federal banking agencies, including the OTS, savings institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits, that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. An institution's real estate lending policy must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators. The Interagency Guidelines, among other things, call upon depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the loan-to-value limits specified in the Interagency Guidelines for the various types of real estate loans. The Interagency Guidelines state that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits.

  FEDERAL CONSUMER CREDIT AND NON-DISCRIMINATION REGULATION. The Company's mortgage lending activities are subject to the provisions of various federal and state statutes, including, among others, the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, the Fair Housing Act and the regulations promulgated thereunder. These statutes and regulations, among other things, prohibit discrimination on the basis of race, gender or other designated characteristics, prohibit unfair and deceptive trade practices, require the disclosure of certain basic information to mortgage borrowers concerning credit terms and settlement costs, and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. Each of the foregoing statutes provides for various administrative, civil and, in limited circumstances, criminal enforcement procedures, and violations thereof may also lead to class actions seeking actual and/or punitive damages.

  The Bank attempts in good faith to comply with the provisions of these statutes and their implementing regulations, however, the provisions are complex and even inadvertent non-compliance could result in liability to the Bank. The Bank currently has a staff of 40 persons in the consumer compliance area, including many with extensive experience and/or training, and has devoted significant resources to attempt to assure that the lending activities continue to demonstrate material compliance with all applicable statutes, regulations and rules. During the past several years numerous individual claims, purported class actions and federal enforcement proceedings have been commenced against a number of financial institutions alleging that one or more of these provisions have been violated. While the Bank has incurred no material detriment as a result of these actions, there can be no assurance that one or more aspects of its lending program will not be found to have been in violation of these statutes.

  TRANSACTIONS WITH AFFILIATES. The Bank is subject to restrictions imposed by federal law on extensions of credit to, and certain other transactions with, the Company and other affiliates, and on investments in the stock or other securities thereof. Such restrictions prevent the Company and such other affiliates from borrowing from the Bank unless the loans are secured by specified collateral, and require such transactions to have terms comparable to terms of arms-length transactions with third persons. Further, such secured loans and other transactions and investments by the Bank are generally limited in amount as to the Company and as to any other affiliate to 10% of the Bank's capital and surplus and as to the Company and all other affiliates to an aggregate of 20% of the Bank's capital and surplus. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. The Bank's ability to extend credit to its directors, executive officers, and 10% stockholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board thereunder.

  LIQUIDITY REQUIREMENTS. The Bank is required by OTS regulation to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, and specified United States government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. The average daily liquidity ratio of the Bank for the month ended December 31, 1996 was 21.5%. The Bank is also required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. The Bank was in compliance with the 1% requirement at December 31, 1996. Monetary penalties may be imposed for failure to meet liquidity requirements.

  BRANCHING. Subject to certain limitations, the HOLA and the OTS regulations currently permit federally chartered savings institutions such as the Bank to establish branches in any state of the United States. The authority to establish such branches is available (a) in states that expressly authorize branches of savings institutions located in another state or (b) to a federal savings institution that qualifies as a "domestic building and loan association" under the Code. See "--Qualified Thrift Lender Test." The authority for a federal savings institution to establish an interstate branch network would facilitate a geographic diversification of the institution's activities. This authority under the HOLA and the OTS regulations preempts any state law purporting to regulate branching by federal savings institutions. However, recently proposed federal legislation could, if enacted, restrict the Bank's ability to open branches in states other than Michigan.

  FEDERAL HOME LOAN BANK SYSTEM. The Federal Home Loan Bank System consists of 12 district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement, with an investment in FHLB stock at December 31, 1996 of $19.7 million. Long-term FHLB advances may only be made for the purpose of providing funds for residential housing finance. At December 31, 1996, the Bank had total advances of $389.8 million outstanding from the FHLB.

REGULATION AND SUPERVISION OF THE COMPANY

  The Company is a savings and loan holding company under the HOLA and, as such, is subject to OTS regulation, supervision and examination. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries and may restrict or prohibit activities that are determined to represent a serious risk to the safety, soundness or stability of the Bank or any other subsidiary savings institution.

  Under the HOLA, a savings and loan holding company may not (i) acquire, with certain exceptions, more than 5% of a non-subsidiary savings institution or a non-subsidiary savings and loan holding company; or (ii) acquire or retain control of a depository institution that is not insured by the FDIC.

  As a unitary savings and loan holding company, the Company generally is not subject to any restriction as to the types of business activities in which it may engage, provided that the Bank continues to satisfy the QTL test. See "-- Regulation and Supervision of the Bank--Qualified Thrift Lender Test." Upon any non-supervisory acquisition by the Company of another savings institution that is held as a separate subsidiary, the Company would become a multiple savings and loan holding company and would be subject to limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under the Bank Holding Company Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The Board of Directors of the Company currently consists of the same individuals who serve as directors of the Bank. The Board of Directors of the Company is divided into three classes. Directors of the Company each serve for three year terms or until their successors are elected and qualified, with one-third of the directors being elected at each annual meeting of shareholders. The term of each director of the Company expires at the same time as such person's term as a director of the Bank. Messrs. Bortels, Ellman, Nichols and Bazzy and Ms. McGuire have submitted their resignations as members of the Board of Directors of the Company effective upon consummation of the Offering. They will remain directors of the Bank. Messrs. Elsea, Isbister, Kersten, Kojaian and Carrie have been elected to replace such resigning directors, effective upon consummation of the Offering. See "--Newly Elected Directors."

  The executive officers of the Company also serve as executive officers of the Bank. Since the formation of the Company, none of the Company's executive officers or directors have received compensation from the Company in their capacity as such.

  The following table sets forth the name, age and position with the Company of each person who is an executive officer or director of the Company or a newly elected director and also sets forth the expiration of each director's term.

                                                                      DIRECTOR TERM
NAME                      AGE(1) POSITION WITH THE COMPANY              TO EXPIRE
----                      ------ -------------------------            -------------
Thomas J. Hammond.......    53   Chairman and Chief Executive Officer     1999
Mark T. Hammond.........    31   Vice Chairman and President              1998
Joan H. Anderson........    46   Director and Executive Vice
                                  President                               1999
Mary Kay McGuire........    40   Director, Senior Vice President and      2000
                                  Secretary
Ronald I. Nichols,          62   Director
 Sr. ...................                                                  2000
James D. Coleman........    49   Director                                 2000
Charles Bazzy...........    67   Director                                 1998
William B. Bortels......    62   Director                                 1998
Harry S. Ellman.........    49   Director                                 1999
NEWLY ELECTED DIRECTORS:
Richard S. Elsea........    67   Director                                 2000
James D. Isbister.......    59   Director                                 1998
John Kersten............    55   Director                                 1998
C. Michael Kojaian......    35   Director                                 1999
Michael W. Carrie.......    42   Director, Executive Vice President       2000
                                  and
                                  Chief Financial Officer

--------
(1) As of December 31, 1996

  The following sets forth the business experience and other information for each of the current directors of the Company.

  THOMAS J. HAMMOND has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its formation in 1993 and served as President from 1993 to January 1997. He has served as Chairman of the Board of Directors and Chief Executive Officer of the Bank since the Bank's formation in 1987 and served as President of the Bank from 1987 to September 1995. Mr. Hammond has over 29 years of experience in the mortgage lending industry. After earning a BSBA and an MBA in finance, Mr. Hammond began his career as a Staff Financial Analyst for Ford Motor Company in 1966. Prior to founding the Bank in 1987, Mr. Hammond formed and managed a series of companies in the financial services industry, including Hammond Mortgage Corporation, Seller's & Homeowner's Uniform Receipt of Equity, Inc. and First Security Mortgage Corporation (formerly known as Oak Hills Mortgage Corporation) dating back to 1969. Mr. Hammond founded Hammond Mortgage Corporation, a residential mortgage brokerage firm, in 1969. This company did business nationwide and operated branches in eight different states and was one of the country's largest FHA mortgage lenders prior to being sold to Michigan National Bank in 1981. It eventually became known as Independence One and is now part of Norwest Mortgage, Inc. Mr. Hammond is the father of Mark T. Hammond, the Vice Chairman and President of the Company and the Bank.

  MARK T. HAMMOND has been Vice-Chairman of the Board of Directors and President of the Company since January 1997. Previously, Mr. Hammond served as the Company's Vice President from its formation in 1993 through April 1994 and then as its Executive Vice President from April 1994 through January 1997. He has also served as President of the Bank since September 1995. He has served as a member of the Bank's Board of Directors since 1991 and as its Vice Chairman since 1993. He has also served as Executive Vice President of the Bank from 1991 to September 1995 in charge of mortgage operations, wholesale lending and construction lending. From 1989 to 1991, he served as the Bank's Senior Vice President in charge of secondary marketing and mortgage production. Mr. Hammond was a loan officer in 1987 for the Bank, worked part-time in the financial services industry from 1982 to 1986 and is a graduate of Wharton Business School. Mr. Hammond was responsible for the national expansion of the Bank's loan production offices and has played a lead role in the development and implementation of new technology for the Bank. Mr. Hammond recently served on one of Fannie Mae's regional advisory councils. Mr. Hammond is the son of Thomas J. Hammond, the Chairman and Chief Executive Officer of the Company and the Bank.

  JOAN H. ANDERSON has been Executive Vice President of the Company since 1994. She has been a Director of the Company since January 1997 and a Director of the Bank since 1987. She also serves as the Bank's Executive Vice President in charge of mortgage loan servicing, collections and real estate holdings, a position she has occupied since 1988. Ms. Anderson served as a Senior Vice President of the Bank from 1987 to 1988. Prior to that time, she held various positions with mortgage lending companies owned by Thomas J. Hammond and has worked in the financial services industry since 1970.

  MARY KAY MCGUIRE has been Secretary of the Company since its formation in 1993 and has been a Senior Vice President of the Company since 1994. She has been a Director of the Company since January 1997 and a Director of the Bank since September 1987. She has also served as the Bank's Secretary since its formation in 1987, and Senior Vice President of the Bank in charge of human resources, purchasing and facilities management since 1988 and advertising since 1996. She also served as a Vice President of the Bank from 1987 to 1988. Prior to that time, Ms. McGuire served with Mr. Thomas Hammond since 1977 and has worked in the financial services industry since 1974.

  RONALD I. NICHOLS, SR. has served as a Director of the Company since its formation in 1993 and as a Director of the Bank since 1988. He has been President of Nichols Sales Associates, Inc. located in Bloomfield Hills, Michigan since 1969.

  DR. JAMES D. COLEMAN has been a Director of the Company since its formation in 1993 and a Director of the Bank since its formation in 1987. He has served as Director of Emergency Services of Emergicare Physicians since 1979, which provides emergency room staffing for Oakwood Hospital on a contract basis. He also serves as Vice-Chief of the Foundation Board of Directors of Oakwood Hospital located in Dearborn, Michigan.

  CHARLES BAZZY has served as a Director of the Company since its formation in 1993 and as a Director of the Bank since 1988. He has been a manufacturer's sales representative for and principal of Charles Bazzy & Associates located in Bloomfield Hills, Michigan. Prior to 1988, he was a planning and development manager for Ford Motor Company and was with Ford Motor Company for 33 years.

  WILLIAM B. BORTELS has been a Director of the Company since January 1997 and a Director of the Bank since 1991. He has been a self-employed single-family home builder in Brighton, Michigan since 1964.

  HARRY S. ELLMAN has served as a Director of the Company since January 1997 and a Director of the Bank since 1990. He has been a title insurance agent and attorney with Fidelity Title Co. located in Bingham Farms, Michigan since 1987. He is also a member of the State Bar of Michigan, the Building Industry Association of Southeast Michigan and is a past chairman of the Income Producing Committee of the Mortgage Bankers' Association.

NEWLY ELECTED DIRECTORS

  Upon consummation of the Offering, the resignations of Messrs. Bortels, Ellman, Nichols and Bazzy and Ms. McGuire will be effective and the election of Messrs. Elsea, Isbister, Kersten, Kojaian and Carrie to replace them as members of the Board of Directors of the Company will also be effective. The following sets forth the business experience and other information for each of the newly elected directors of the Company.

  RICHARD S. ELSEA has been affiliated with Real Estate One, Inc., a residential brokerage company based in Detroit, Michigan since 1954. Mr. Elsea currently owns and is President of Real Estate One, which is one of Michigan's largest real estate brokerage companies. Mr. Elsea has over 40 years experience in the family real estate brokerage business and has held various positions on local and Michigan boards of Realtors as well as with other real estate related organizations. Mr. Elsea also serves on the board of The Realty Alliance, a national real estate organization consisting of many of the nation's largest real estate companies.

  JAMES D. ISBISTER has been Vice Chairman of Shire Laboratories since March 1997. Prior to assuming his current position, Mr. Isbister was Chief Executive Officer and Chairman of Pharmavene, Inc. since 1990 and 1995, respectively. Mr. Isbister has been Senior Vice President of the National Blue Cross and Blue Shield Association and Deputy Director of the National Institute of Mental Health. Mr. Isbister was appointed by President Ford to the position of Associate Director for Management of the U.S. International Communication Agency and was appointed by President Carter as the First Director of the U.S. Alcohol, Drug Abuse and Mental Health Administration. Mr. Isbister is the father-in-law of Mark T. Hammond.

  JOHN KERSTEN has owned and been President of Century 21 Town and Country Real Estate since 1980. Century 21 Town and Country Real Estate, which is based in Sterling Heights, Michigan, is one of Michigan's largest real estate brokerage companies. Mr. Kersten has also served as President of several local and Michigan real estate associations, the Michigan Multiple Listing Service and is the current President of the Detroit Metro Brokers Council.

  C. MICHAEL KOJAIAN has served as the Executive Vice President from 1989 to 1996 and as President and as a Director since January 1, 1997 of the Kojaian Companies, a midwestern based real estate development and asset management organization which owns and operates several million square feet of office, industrial and retail properties. Mr. Kojaian has also been a Director of Grubb & Ellis, a publicly traded full-service commercial real estate firm, since December 1996. Grubb & Ellis completed over 13,000 real estate transactions and managed over 84 million square feet of commercial office space throughout the nation during 1996. Mr. Kojaian has also been a director of DOTT Industries, a specialized manufacturer of automotive components with domestic and international operations since 1991.

  MICHAEL W. CARRIE has served as the Company's Executive Vice President and Chief Financial Officer since January 1997. He served as Treasurer of the Company from 1993 to 1997. He has also served as Chief Financial Officer of the Bank since 1993, and as its Executive Vice President in charge of financial planning, financial accounting, cash management, investor reporting, regulatory accounting, loan funding and information services since 1995. From 1993 to 1995 he served as Senior Vice President of the Bank. From 1985 until 1993, he served as Vice President and Manager of Financial Analysis of a major regional federal savings bank. From July 1994 to February 1996, Mr. Carrie also served as a director of Security Savings after its acquisition by the Company.

KEY EMPLOYEES OF THE BANK

  The Bank has 14 Senior Vice Presidents or First Vice Presidents, many of which have been with the Bank since its formation in 1987. The Senior Vice Presidents in charge of treasury management, administration, risk management and underwriting previously worked for Hammond Mortgage Company, Thomas Hammond's prior company, during the 1970's. Only one senior officer has resigned from the Bank in the last ten years.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company generally meets on a monthly basis, as needed. The Board of Directors of the Bank holds regular monthly meetings and special meetings as needed. During the year ended December 31, 1996, the Company's and the Bank's Boards each met 12 times. No director attended fewer than 75% in the aggregate of the total number of such Board meetings held while such director was a member during the year ended December 31, 1996 and the total number of meetings held by committees on which such director served during such year.

  The Company's full Board of Directors acts as a nominating committee for the annual selection of its nominees for election as directors of the Company. While the Board of Directors will consider nominees recommended by stockholders, it has not actively solicited recommendations from the Company's stockholders for nominees nor, subject to the procedural requirements set forth in the Company's Restated Articles and Bylaws, established any procedures for this purpose. The Company's Board of Directors met once in its capacity as the nominating committee during 1996.

  The Bank's full Board of Directors acts as a compensation committee for both the Company and the Bank and met 12 times in this capacity during 1996 to examine the performance and approve the compensation of the officers.

  The Bank's Audit Committee consists of directors Coleman (Chairman), Bazzy and Bortels and performs the functions of the Company's and the Bank's respective audit committees. The Audit Committee is responsible for reviewing the Company's and the Bank's auditing programs, overseeing the quarterly regulatory reporting process, overseeing internal compliance audits as necessary, receiving and reviewing the results of each external audit, reviewing management's response to auditors' recommendations, and reviewing management's reports on cases of financial misconduct by employees, officers or directors. The Audit Committee met four times in 1996.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE. The following table sets forth the cash and noncash compensation for each of the last three years awarded to or earned by certain executive officers of the Company for services rendered in all capacities to the Company and its subsidiaries.

                                                         OTHER ANNUAL
                                                         COMPENSATION  ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY       BONUS       (1)      COMPENSATION
---------------------------  ---- ----------    -------- ------------ ------------
Thomas J. Hammond........    1996 $1,000,000(2) $793,580     --         $49,300(5)
 Chairman of the Board       1995    529,600     737,102     --          56,340(6)
  and Chief Executive        1994    529,600     616,301     --          43,580(7)
  Officer
Mark T. Hammond(3).......    1996 $  405,002    $ 12,600     --         $23,418(5)
 Vice Chairman of the
  Board and President        1995    298,369      12,779     --          32,491(6)
                             1994    276,694      17,450     --          23,683(7)
Michael W. Carrie(4).....    1996 $  204,314    $  8,568     --         $11,700(5)
 Executive Vice President
  and Chief Financial        1995    160,640       8,042     --          18,900(6)
  Officer                    1994    147,577       5,143     --           8,477(7)
Joan H. Anderson.........    1996 $  149,450    $ 10,080     --         $27,300(5)
 Executive Vice President
  and Director               1995    137,169      10,989     --          23,978(6)
                             1994    120,738      27,450     --          20,988(7)

--------
(1) Executive officers of the Company receive certain perquisites and other personal benefits. In each case, the amount of such benefits received by each executive officer in each of the years 1996, 1995 and 1994 did not exceed $50,000 or 10% of such executive officer's salary and bonus.

(2) In conjunction with the adoption of the 1997 Incentive Compensation Plan, Thomas J. Hammond's salary will be at an annual rate of $600,000 following the Offering. See "Certain Benefit Plans and Agreements--Incentive Compensation Plan."

(3) Mark T. Hammond was elected President of the Company and the Bank in September 1995.

(4) Michael W. Carrie joined the Company and the Bank in January 1993 as Chief Financial Officer. He assumed his current position as Executive Vice President in November 1995.

(5) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $13,200, $14,400, $0 and $14,400, respectively, for Board fees, $4,500, $3,219, $4,500 and $4,500, respectively, in 401(k)
    contributions, and $31,600, $5,799, $7,200 and $8,400, respectively, in term life insurance premium equivalent payments.

(6) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $25,200, $25,200, $9,600 and $15,600,
    respectively, for Board fees, $4,500, $3,500, $4,500 and $2,378, respectively, in 401(k) contributions and $26,640, $3,791, $4,800 and $6,000, respectively, in term life insurance premium equivalent payments for such persons.

(7) Includes payments to Thomas J. Hammond, Mark T. Hammond, Michael W. Carrie and Joan H. Anderson of $17,400, $17,400, $4,000 and $13,400,
    respectively, for Board fees, $4,500, $4,500, $2,077 and $3,988, respectively, in 401(k) contributions, and $21,680, $1,783, $2,400 and $3,600, respectively, in term life insurance premium equivalent payments.

DIRECTOR COMPENSATION

  Directors of the Company presently do not receive compensation in their capacities as such. Following the Offering, directors of the Company who are not also directors of the Bank are expected to be compensated to the same extent as Bank directors. In addition, they will be eligible to participate in the Stock Option Plan. See "--Certain Benefit Plans and Agreements--Stock Option Plan." Directors of the Bank receive fees of $1,200 for each meeting attended. During 1996, directors' fees for each director of the Bank totaled $14,400 plus a $1,200 bonus. The directors do not receive any additional compensation for serving on committees.

CERTAIN BENEFIT PLANS AND AGREEMENTS

  In connection with the Offering and subject to its successful completion, the Boards of Directors of the Company and the Bank have approved various incentive or other plans and several employment agreements.

  BASIS FOR AWARDS OF BENEFITS AND COMPENSATION. The Company's and the Bank's Boards of Directors have evaluated and approved the terms of the employment agreements and other benefits described below. In their review of the benefits and compensation of the executive officers and the terms of the employment agreements and severance agreements, the Boards of Directors considered a number of factors, including the experience, tenure and ability of the executive officers, their performance during their tenure and the various legal and regulatory requirements regarding the levels of compensation which may be paid to employees of savings associations. Where appropriate, these plans have been approved by the Company's stockholders.

  STOCK OPTION PLAN. The 1997 Employees and Directors Stock Option Plan (the "Option Plan") will be effective upon the successful completion of the Offering. The purpose of the Option Plan is to provide an additional incentive to directors and employees by facilitating their purchase of Common Stock. The Option Plan has a term of 10 years from the date of its approval by the Company's stockholders, after which no awards may be made. Pursuant to the Option Plan, a number of shares equal to 10% of the shares of Common Stock that are to be outstanding immediately following the Offering (without giving effect to the exercise of the over-allotment options), would be reserved for future issuance by the Company, in the form of newly issued or treasury shares or shares held in a grantor trust, upon exercise of stock options ("Options"). Options are collectively referred to herein as "Awards." If Awards should expire, become unexercisable or be forfeited for any reason without having been exercised or having become vested in full, the shares of Common Stock subject to such Awards would, unless the Option Plan shall have been terminated, be available for the grant of additional Awards under the Option Plan.

  The Option Plan will be administered by a committee of at least two non-employee directors of the Company who are designated by the Board of Directors (the "Option Committee"). The Option Committee will select the employees to whom Awards are to be granted, the number of shares to be subject to such Awards, and the terms and conditions of such Awards (provided that any discretion exercised by the Option Committee must be consistent with the terms of the Option Plan).

  It is intended that Options granted under the Option Plan will constitute both incentive stock options ("ISOs") and non-incentive stock options ("non-ISOs"). ISOs are options that comply with certain restrictions pursuant to
Section 422 of the Code and thereby provide favorable tax treatment to recipients, although they do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Code. Non-ISOs are stock options that fail to qualify as ISOs, either at the time of grant or upon exercise.

  The exercise price for ISOs may not be less than 100% of the fair market value of the shares on the date of the grant. Non-ISOs may be granted with any exercise price of 50% or more of the fair market value of the shares on the date of grant, although a recipient will recognize taxable income upon the receipt of a non-ISO with an exercise price that is substantially less than its fair market value. The Plan permits the Option Committee to impose transfer restrictions, such as a right of first refusal, on the Common Stock that optionees may purchase.

  No Option will be exercisable earlier than one year following the Offering or later than ten years from the date it is granted (five years in the case of non-employee directors) unless a shorter period is provided by the Option Committee; provided, however, that in the case of any employee who owns more than 10% of the outstanding Common Stock at the time an ISO is granted, the option price for the ISO shall not be less than 110% of the fair market value of the shares on the date of the grant and the ISO shall not be exercisable after the expiration of five years from the date it is granted unless a shorter period is provided.

  An otherwise unexpired Option shall, unless otherwise determined by the Option Committee, cease to be exercisable upon (i) an employee's termination of employment for "just cause" (as defined in the Option Plan), (ii) the date three months after an employee terminates service for a reason other than death or disability, (iii) the date one year after an employee terminates service due to disability, or (iv) the date two years after termination of such service due to the employee's death. Options granted to non-employee directors will automatically expire one year after termination of service on the Board of Directors (two years in the event of death). Effective upon consummation of the Offering, Thomas Hammond, Mark Hammond, Joan Anderson and Michael Carrie will be granted options under the Option Plan to acquire, respectively, 400,000 shares, 250,000 shares, 45,000 shares, and 65,000 shares of Common Stock.

  The Company will receive no monetary consideration for the granting of Awards under the Option Plan and will receive no monetary consideration other than the Option exercise price for each share issued to optionees upon the exercise of Options. The Option exercise price may be paid in cash or Common Stock. The exercise of Options will be subject to such terms and conditions established by the Option Committee as are set forth in a written agreement between the Option Committee and the optionee (to be entered into at the time an Award is granted). No Award is assignable or transferable except by will or the laws of descent and distribution, although, limited transfers, principally to immediate family members, would be permitted if a pending change in the law is approved.

  EMPLOYEE STOCK ACQUISITION PLAN. The Flagstar Bancorp, Inc. 1997 Employee Stock Acquisition Plan ("Purchase Plan") will be effective upon the successful completion of the Offering. The purpose of the Purchase Plan is to encourage broad-based ownership by employees of the Company and, as a result, to provide an incentive for employees at all levels to contribute to the profitability and success of the Company. The Purchase Plan will enable the Company to offer a convenient means for the employees who might not otherwise own Common Stock to purchase and hold the Common Stock, and through the partial refund feature of the Purchase Plan, to provide a meaningful inducement to participate.

  The Purchase Plan will be administered by the Board of Directors. All employees of the Company, its subsidiaries or affiliates who work 20 hours per week or more with at least 12 months of continuous employment and all directors will be eligible to participate.

  Under the Purchase Plan, eligible participants would be free to purchase from any third party and on the open market shares of the Common Stock and, upon providing evidence of the purchase to the Company, the employees would receive a payment from the Company equal to 15% of the full price of the shares. No employee would receive such reimbursement for total purchases in any one year in excess of 7% of the employee's gross income from the Company in the prior calendar year. Costs related to the sale of such shares will be borne by the individuals. Participants in the Purchase Plan will be asked to sign a statement acknowledging that they are aware of the condition of the Purchase Plan that the shares so purchased may not be sold for a period of one year.

  Participants will be entitled, with respect to Common Stock acquired under the Purchase Plan, to the same rights and distributions as are other holders of the Common Stock. The Purchase Plan has not been designed to comply with the requirements of Section 423 of the Code with respect to "employee stock purchase plans." As a result, participants in the Purchase Plan will likely be taxed for federal income tax purposes in the year the refund is received by them. Costs incurred by the Company pursuant to the Purchase Plan are expected to be deductible as an expense by the Company.

  INCENTIVE COMPENSATION PLAN. The Flagstar Bancorp, Inc. 1997 Incentive Compensation Plan (the "Incentive Compensation Plan") is to be effective upon the successful completion of the Offering. The Incentive Compensation Plan will be unfunded and benefits will be payable only in the form of cash from the Company's general assets. The purposes of the Incentive Compensation Plan will be to attract and retain the best available personnel for positions of substantial responsibility with the Company and to provide additional incentives to employees of the Company in the event the Company achieves certain financial performance goals indicative of its profitability and stability.

  The Incentive Compensation Plan will be administered by a committee (the "Incentive Compensation Committee") consisting of the Company's Compensation Committee. The Incentive Compensation Committee will decide, from year to year, which employees of the Company will be eligible to participate in the Incentive Compensation Plan and the size of the bonus pool. The plan year of the Incentive Compensation Plan will correspond to the Company's fiscal year. Directors who are not employees may not participate in the Incentive Compensation Plan.

  Each employee who is eligible to receive a bonus at the end of a plan year will receive a bonus equal to a specified percentage of his or her base salary adjusted by a mathematical formula which reflects aspects of the Company's results for that year. However, the Incentive Compensation Committee may, in its discretion, by resolution adopted before the first day of any plan year, change said percentage. The aggregate amount of bonuses payable for any plan year will be proportionately reduced to the extent that the payment would cause the Bank to cease to be a "well-capitalized" institution. For 1997, the Incentive Compensation Plan provides for bonuses to be tied to return on equity, return on assets, deposit growth, CAMELS rating and the volume of loan originations.

  DEFERRED COMPENSATION PLAN. The 1997 Deferred Compensation Plan (the "Plan"), to be effective upon the completion of the Offering, is intended to permit employees and directors to defer the current receipt of income until such time as funds or assets are distributed in the future. Employees may elect to defer up to 25 percent of annual compensation and directors may defer their entire compensation. Funds deferred remain the property of the Bank or the Company and subject to the claims of the creditors of the Bank or the Company in the event of default. However, the funds will be placed in a trust with an independent trustee and the individual participants may direct that their deferred amounts be invested in stock of the Company purchased on the open market. Upon withdrawal, the participant will have the option of receiving the stock or the proceeds of its sale at the then market price. All withdrawals from the Plan trust would then be taxable as ordinary income.

  EMPLOYMENT AGREEMENTS. The Company and the Bank intend to enter into separate employment agreements pursuant to which Thomas J. Hammond would serve as Chairman and Chief Executive Officer of the Company and the Bank and Mark
T. Hammond would serve as President of the Company and the Bank. In such capacities, Messrs. Hammond and Hammond are responsible for overseeing all operations of the Company and the Bank, and for implementing the policies adopted by the Boards of Directors. In addition, the Company and the Bank intend to enter into separate employment agreements with Mr. Carrie in his capacity as Executive Vice President and Chief Financial Officer and Ms. Anderson in her capacity as Executive Vice President of the Company. All such employment agreements are referred to herein collectively as "Employment Agreements" and all persons who will enter into such Employment Agreements are referred to herein as "Employees."

  The Boards of Directors of the Company and the Bank each believe that the Employment Agreements assure fair treatment of the Employees in relation to their career with the Company and the Bank by providing them with a limited form of financial security while committing such persons to future employment with the Company and the Bank for the term of their respective agreements. In the event that any Employee prevails over the Company or the Bank in a legal dispute as to an Employment Agreement, he or she will be reimbursed for his or her legal and other expenses.

  The Employment Agreements will become effective upon successful completion of the Offering. The terms of the agreements will be three years. Each agreement will provide for an annual base salary equal to the Employee's existing base salary rate in effect on the date of the completion of the Offering, except that Thomas Hammond's base compensation shall be at an annual rate of $600,000. On each anniversary date from the date of commencement of the Employment Agreements, the term of the Employee's employment under the Employment Agreements will be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of the Employee has met the required performance standards and that such Employment Agreements should be extended. The Employment Agreements provide the Employee with a salary review by the Board of Directors not less often than annually, as well as with inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits, vacation and sick leave.

  The Employment Agreements will terminate upon the Employee's death or disability, and are terminable by the Company or the Bank for "just cause" as defined in the Employment Agreements. In the event of termination for just cause, no severance benefits are available. If the Company or the Bank terminates the Employee without just cause, the Employee will be entitled to a continuation of his or her salary and benefits from the date of termination through the remaining term of such Employee's Employment Agreement, plus an additional 12-month period, and, at the Employee's election, either cash in an amount equal to the cost with certain limitations to the Employee of obtaining health, life, disability, and other benefits which the Employee would have been eligible to participate in through the Employment Agreement's expiration date or continued participation in such benefits plans through the agreement's expiration date, provided the Employee continued to qualify for participation therein. If the Employment Agreements are terminated due to the Employee's "disability" (as defined in the Employment Agreements), the Employee will be entitled to a continuation of his or her salary and benefits for up to 180 days following such termination. In the event of the Employee's death during the term of the Employment Agreement, his or her estate will be entitled to receive his or her salary through the last day of the calendar month in which the Employee's death occurred. The Employee is able to terminate voluntarily his or her Employment Agreement by providing 90 days' written notice to the Boards of Directors of the Bank and the Company, in which case the Employee is entitled to receive only his compensation, vested rights and benefits up to the date of termination.

  The Employment Agreements contain provisions stating that in the event of the Employee's involuntary termination of employment in connection with, or within one year after, any change in control of the Bank or the Company, other than for "just cause," the Employee will be paid within 10 days of such termination an amount equal to the difference between (i) 2.99 times his or her "base amount," as defined in Section 280G(b)(3) of the Code, and (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Code, that the Employee receives on account of the change in control. "Control" generally refers to the acquisition, by any person or entity, of the ownership or power to vote more than 25% of the Bank's or the Company's voting stock, the control of the election of a majority of the Bank's or the Company's directors, or the exercise of a controlling influence over the management or policies of the Bank or the Company. In addition, under the Employment Agreements, a change in control occurs when, during any consecutive two-year period, directors of the Company or the Bank at the beginning of such period cease to constitute at least a majority of the Board of Directors of the Company or the Bank. The amount determined using the foregoing formula would also be paid (i) in the event of an Employee's voluntary termination of employment within 30 days following a change in control, or (ii) in the event of the Employee's voluntary termination of employment within one year following a change in control, upon the occurrence, or within 90 days thereafter, of certain specified events following the change in control, which have not been consented to in writing by the Employee, including (i) the requirement that the Employee perform his or her principal executive functions more than 30 miles from his or her primary office, (ii) a reduction in the Employee's base compensation as then in effect, (iii) a reduction in the Employee's compensation and benefits, including material vacation, fringe benefits, stock option and retirement plans, (iv) the assignment to the Employee of duties and responsibilities which are other than those normally associated with his or her position with the Bank and the Company, (v) a material reduction in the Employee's authority and responsibility, and (vi) in the case of an employee who is also a director, the failure to re-elect the Employee to the Company's or the Bank's Board of Directors. The Employment Agreements with the Bank provide that within five business days of a change in control, the Bank shall fund, or cause to be funded, a trust in the amount of
2.99 times the Employee's "base amount," that will be used to pay the Employee amounts owed to him upon termination, other than for just cause, within one year of the change in control. The aggregate payments that would be made to Messrs. Thomas J. Hammond, Mark T. Hammond and Carrie and Ms. Anderson, assuming termination of employment under the foregoing circumstances at January 1, 1997, would be approximately $3.0 million, $851,000, $476,000 and $438,000, respectively. These provisions may have an anti-takeover effect by making it more expensive for a potential acquirer to obtain control of the Company. For more information regarding anti-takeover matters, see "Description of Capital Stock."

  WHOLE LIFE INSURANCE POLICY. The Bank also pays the premiums of variable whole life insurance policies which are available to all officers of the Company and the Bank. The beneficiary of each such policy is the estate of the officer, except that the Bank is the beneficiary to the extent of all premiums paid by the Bank for such policy.

  THRIFT PLAN. The Bank maintains a defined contribution plan for its employees which is designed to qualify under Sections 401(a) and 401(k) of the Code (the "Thrift Plan"). The Thrift Plan permits each participant to make before-tax contributions, through regular salary reduction, in amounts ranging up to 6% of the participant's annual salary, not to exceed $9,500 in total annual contributions. The Bank makes matching contributions up to 3% of each eligible participant's monthly salary. Participants are at all times 100% vested in their entire account balances under the Thrift Plan attributed to their contributions, and vest 100% after seven years as to the Bank's contribution. The Thrift Plan is intended to comply with all the rights and protection afforded employees pursuant to the Employee Retirement Income Security Act of 1974, as amended.

TRANSACTIONS WITH MANAGEMENT

  The Company, through the Bank, offers loans to its directors, officers and employees. These loans currently are made in the ordinary course of business with the same collateral, interest rates and underwriting criteria as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectibility or present other unfavorable features. Under federal law, the Bank's loans to directors and executive officers are required to be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. At December 31, 1996, all of the Bank's loans to directors and executive officers satisfied these requirements.

  The Company has, since 1991, leased space for its headquarters in a building owned by a limited partnership, of which one-third is owned by C. Michael Kojaian, who has been elected to the Company's Board of Directors effective upon consummation of the Offering. Mr. Kojaian is also the President, a director and one-third owner of the Kojaian Companies which is the general partner of the owner and manager of the building. During 1996, the Company paid approximately $1.8 million to the limited partnership as lessor and expects to pay approximately $1.8 million to the lessor during 1997.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  As of the date hereof, outstanding capital stock of the Company consists of 11,250,000 shares of the Common Stock, which entitles the holder thereof to one vote per share on each matter on which the stockholders of the Company are entitled to vote.

  The following table sets forth information, as of the date of this Prospectus, regarding persons who own more than 5% of the Common Stock.


                                 SHARES OF COMMON STOCK COMMON STOCK PERCENTAGE
NAME OF BENEFICIAL OWNER         OWNED BEFORE OFFERING   OWNED BEFORE OFFERING
------------------------         ---------------------- -----------------------
Thomas J. Hammond...............      7,257,066(1)              64.51%
Janet G. Hammond................      7,257,066(1)              64.51%
Mark T. Hammond.................      1,330,978(2)              11.83%
Catherine H. Rondeau............      1,330,978(2)              11.83%
Carrie C. Langdon...............      1,330,978(2)              11.83%

--------

(1) Mr. Hammond and Mrs. Hammond, who are husband and wife, each disclaim beneficial ownership of all the shares of Common Stock held by the other. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Common Stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date of such determination. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(2) Mark T. Hammond, Catherine H. Rondeau and Carrie C. Langdon are the children of Thomas and Janet Hammond.

SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information, as of the most recent practicable date, regarding each class of equity securities of the Company or the Bank beneficially owned by their directors and certain of the executive officers and by all of the directors and executive officers of the Company and the Bank as a group.

                          SHARES OF COMMON STOCK OWNED   PERCENTAGE OF TOTAL COMMON
NAME OF BENEFICIAL OWNER      BEFORE THE OFFERING      STOCK OWNED BEFORE THE OFFERING
------------------------  ---------------------------- -------------------------------
Thomas J. Hammond.......           7,257,066(1)(2)                  64.51%
Mark T. Hammond.........           1,330,978(2)                     11.83%
Michael W. Carrie.......                 --                           *
Joan H. Anderson........                 --                           *
Mary Kay McGuire........                 --                           *
Harry S. Ellman.........                 --                           *
Ronald I. Nichols, Sr. .                 --                           *
James D. Coleman........                 --                           *
William B. Bortels......                 --                           *
Charles Bazzy...........                 --                           *
Directors and Executive
 Officers as a Group
 (10 persons)...........           8,588,044                        76.34%

--------

*Less than 1%

(1) Includes 1,325,919 shares of Common Stock held by Mr. Hammond's wife, Janet G. Hammond, and as to which Mr. Hammond disclaims beneficial ownership. For the definition of "beneficial ownership," see the table under "--Security Ownership of Certain Beneficial Owners."

(2) Includes shares held directly or by trust. Thomas J. Hammond is the father of Mark T. Hammond.

LIABILITY OF DIRECTORS; INDEMNIFICATION

  The Company's Restated Articles of Incorporation contain a provision, authorized by the MBCA, designed to eliminate in certain circumstances the personal liability of directors for monetary damages to the Company or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of a director's duty of care. In addition, this provision applies only to claims against a director arising out of his role as a director and does not relieve a director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

  The Company's Restated Articles of Incorporation and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company or its stockholders.

  Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company's subsidiaries and the Company's officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company's or its subsidiaries' request.

                             SELLING STOCKHOLDERS

  The Selling Stockholders consist of Thomas J. Hammond, his wife Janet G. Hammond, and their children Mark T. Hammond, Catherine H. Rondeau and Carrie
C. Langdon. The Selling Stockholders own all of the outstanding Common Stock of the Company as of the date of this Prospectus and have, collectively, owned all of the outstanding shares of Common Stock of the Company since its formation.

  As of the date hereof, outstanding Common Stock of the Company consisted of 11,250,000 shares. The following table sets forth information, as of the date of this Prospectus, regarding the ownership of the Company's Common Stock by the Selling Stockholders, the stock which they will respectively beneficially own following the Offering (assuming that the over-allotment options are not exercised) and their current respective positions with the Company or the Bank, if any.

                            SHARES OF    COMMON STOCK    SHARES OF       SHARES OF     COMMON STOCK
                          COMMON STOCK   PERCENT OWNED     COMMON      COMMON STOCK   PERCENT OWNED
   NAME OF BENEFICIAL     OWNED BEFORE    BEFORE THE       STOCK      OWNED AFTER THE   AFTER THE
         OWNER           THE OFFERING(3)   OFFERING    OFFERED HEREBY    OFFERING     OFFERING(4)(5)
   ------------------    --------------- ------------- -------------- --------------- --------------
Thomas J. Hammond(1)....    5,931,147        52.72%      3,084,195       2,846,952        21.17%
Janet G. Hammond........    1,325,919        11.79%        689,478         636,441         4.73%
Mark T. Hammond(2)......    1,330,978        11.83%        692,109         638,869         4.75%
Catherine H. Rondeau....    1,330,978        11.83%        692,109         638,869         4.75%
Carrie C. Langdon.......    1,330,978        11.83%        692,109         638,869         4.75%
                           ----------       ------       ---------       ---------        -----
                           11,250,000       100.00%      5,850,000       5,400,000        40.15%
                           ==========       ======       =========       =========        =====

--------
(1) Thomas J. Hammond is Chairman and Chief Executive Officer of the Company and the Bank.
(2) Mark T. Hammond is Vice Chairman and President of the Company and the
    Bank.
(3) Except as otherwise disclosed above, includes shares owned directly by directors and executive officers of the Company as well as shares held by their spouses and children and by trusts as to which certain directors and executive officers are trustees.

(4) Reflects 13,450,000 shares of Common Stock to be outstanding following the Offering, assuming that the over-allotment option is not exercised. See "Underwriting."

(5) Such ownership percentage reflects the fact that there will be no purchases by the Selling Stockholders of any shares in the Offering.

CERTAIN ARRANGEMENTS CONCERNING THE SELLING STOCKHOLDERS

  The following summary of certain material provisions of the Underwriting Agreements and the Selling Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreements and the Selling Stockholders Agreement, respectively, each of which is an exhibit to the Registration Statement of which this Prospectus forms a part.

  Pursuant to the U.S. underwriting agreement relating to the offering of shares of Common Stock in the United States and Canada (the "U.S. Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, among the Company, the Bank, the Selling Stockholders and each of the underwriters named under the caption "Underwriting" herein (the "U.S. Underwriters"), for whom Lehman Brothers Inc., PaineWebber Incorporated and Roney & Co. are acting as representatives (the "Representatives"), and the international underwriting agreement relating to the offering of shares of Common Stock outside of the United States and Canada (the "International Underwriting Agreement"), and together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, among the Company, the Bank, the Selling Stockholders and each of the international managers named under the caption "Underwriting" herein (the "International Managers", and together with the U.S. Underwriters, the "Underwriters"), for whom Lehman Brothers International (Europe), PaineWebber Incorporated and Roney & Co. are acting as the lead managers (the "Lead Managers"), each Selling Stockholder has agreed to sell 52% of their respective shares of Common Stock (or such additional amount as may be necessary to satisfy a proportionate amount of the Underwriters' over-allotment options) in conjunction with the Company's sale of newly issued shares pursuant to the Offering (the "Offered Common Stock"). In consideration of the obligations assumed by the Selling Stockholders, the Company has agreed in the Underwriting Agreements and the Selling Stockholders Agreement that the expenses of the Offering in excess of one half of the Underwriters' fee with respect to all Common Stock to be sold in the Offering will be paid by the Company. The Selling Stockholders have also agreed not to offer, sell or otherwise dispose of any of the remaining shares of Common Stock which they hold for a period of 180 days following the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives and the Lead Managers. See "Underwriting."

  Pursuant to the Selling Stockholders Agreement, the Company is obligated, at any time beginning one year after the completion of the Offering, upon the demand of the holder(s) of a majority of the shares of Common Stock then held by the Selling Stockholders, to file and use its best efforts to cause to become effective promptly, a registration statement under the Securities Act with respect to shares of Common Stock then held by such Selling Stockholders. The Company is also obligated to take action to keep such registration statement effective (subject to occasional periods of suspension of such effectiveness as necessary) until the first to occur of (i) the date on which all shares of Common Stock registered thereunder have been sold or (ii) the date on which such registration under the Securities Act is no longer required to sell such shares without restriction. In connection with the Selling Stockholders Agreement, each of the Selling Stockholders and the Company have made certain representations and warranties.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue 40,000,000 shares of the Common Stock and 10,000,000 shares of serial preferred stock, par value $0.01 per share. Prior to the Offering, 11,250,000 shares of the Common Stock have been issued and are outstanding and none of the serial preferred stock has been issued. The Company currently expects to issue 2,200,000 additional shares of Common Stock in the Offering (or 2,530,000 additional shares if the Underwriters exercise their over-allotment option) and no shares of serial preferred stock. The Company has reserved for future issuance under the Option Plan an amount of authorized but unissued shares of Common Stock equal to 10% of the shares outstanding after the Offering.

  THE CAPITAL STOCK OF THE COMPANY WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.

COMMON STOCK

  VOTING RIGHTS. Each share of the Common Stock will have the same relative rights and will be identical in all respects with every other share of the Common Stock. The holders of the Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of shares of the Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the Common Stock except to the extent voting rights may be diminished as discussed in "Restrictions on Acquisition of the Company."

  DIVIDENDS. The Company may pay dividends on its capital stock if, as and when declared by the Board of Directors, subject to compliance with limitations imposed by law. See "Dividend Policy." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor. If the Company issues serial preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to the receipt of dividends.

  LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, each holder of its Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company. If any serial preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the distribution of the Company's assets in a liquidation or dissolution of the Company.

  RESTRICTIONS ON ACQUISITION OF THE COMMON STOCK. See "Restrictions on the Acquisition of the Company and the Bank" and "Certain Anti-Takeover Provisions in the Restated Articles of Incorporation and Restated Bylaws" for discussions of the limitations on the acquisition of shares of the Common Stock.

  OTHER CHARACTERISTICS. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of the Common Stock which may be issued in the future. The Common Stock is not subject to call for redemption. Upon payment of the public offering price for the Common Stock, all such stock will be duly authorized, fully paid and non-assessable.

  TRANSFER AGENT AND REGISTRAR. Registrar and Transfer Company, Cranford, New Jersey, will act as transfer agent and registrar for the Common Stock.

  ISSUANCE OF ADDITIONAL SHARES. Except as may be allowed or required under the Company's Stock Option Plan or Employee Stock Purchase Plan, the Company has no present plans, proposals, arrangements or understandings to issue additional shares of authorized Common Stock or serial preferred stock. In the future, the authorized but unissued and unreserved shares of Common Stock will be available for general corporate purposes, including but not limited to, possible issuance as stock dividends, in connection with mergers or acquisitions, under a cash dividend reinvestment or stock purchase plan, in a public or private offering, or pursuant to future employee benefit plans. Normally, no stockholder approval would be required for the issuance of these additional shares, although certain transactions or employee benefit plans may otherwise be required to be approved by the Company's stockholders.

SERIAL PREFERRED STOCK

  None of the authorized shares of serial preferred stock of the Company will be issued in or outstanding following the Offering and the Board of Directors has no present plans, proposals, arrangements or understandings to issue such shares. The Board of Directors of the Company is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualification, limitations and restrictions thereof, subject to no prior stockholder approval. If and when issued, the serial preferred stock is likely to rank prior to the Common Stock as to dividend rights, liquidation preferences or both, and may have full or limited voting rights. The Board of Directors, without the approval of the holders of the Common Stock, may issue serial preferred stock with voting and other rights which could adversely affect the voting power of the holders of the Common Stock.

            RESTRICTIONS ON ACQUISITION OF THE COMPANY AND THE BANK

CHANGE IN BANK CONTROL ACT AND SAVINGS INSTITUTION HOLDING COMPANY PROVISIONS OF HOME OWNERS' LOAN ACT

  Federal laws and regulations contain a number of provisions which affect the acquisition of insured institutions such as the Bank, and a savings institution holding company such as the Company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings association unless the OTS has been given 60 days' prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. In addition, certain provisions of the HOLA provide that no company may acquire control of a savings association holding company without the prior approval of the OTS.

  Pursuant to applicable regulations, control of a savings association or its holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings association or its holding company or the ability to control the election of a majority of the directors of either entity. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings association or its holding company, where one or more enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings association, or (iii) the competence, experience, or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

MICHIGAN ANTI-TAKEOVER STATUTES

  Michigan has enacted several statutes which impose restrictions on acquisition of the Company. Chapter 7A of the MBCA is applicable to certain corporations organized under the laws of Michigan including the Company. Subject to certain exceptions, Chapter 7A provides that a corporation shall not engage in any business combination with any "interested stockholder" unless an advisory statement is given by the board of directors and the combination is approved by a vote of at least 90% of the votes of each class of stock entitled to vote, and at least two-thirds of the votes of each class of stock entitled to vote other than the voting shares owned by the interested stockholder. However, these statutory requirements do not apply if, prior to the date that an interested stockholder first becomes an interested stockholder, the board of directors by resolution approves or exempts such business combinations generally or a particular combination from the requirements of the MBCA. Furthermore, the voting requirement does not apply to a business combination if: (a) specified fair price criteria are met, as described below; (b) the consideration to be given to the stockholders is in cash or in the form the interested stockholder paid for shares of the same class or series; and (c) between the time the interested stockholder becomes an interested stockholder and before the consummation of a business combination the following conditions are met: (1) any preferred stock dividends are declared and paid on their regular date; (2) the annual dividend rate of stock other than preferred stock is not reduced and is raised if necessary to reflect any transaction which reduces the number of outstanding shares; (3) the interested stockholder does not receive any financial assistance or tax advantage from the corporation other than proportionally as a stockholder; (4) the interested stockholder does not become the beneficial owner of any additional shares of the corporation; and (5) at least five years have elapsed. An "interested stockholder" is generally defined to mean any person that: (a) is the owner of 10% or more of the outstanding voting stock of such corporation, or (b) is an affiliate of a corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within two years immediately prior to the relevant date.

  Chapter 7A's fair price criteria include the following: (a) the aggregate amount of the cash and market value of the noncash consideration to be received by the holders of common stock is at least as much as the higher of
(1) the highest price the interested stockholder paid for stock of the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, and (2) the market value of stock of the same class or series on the announcement date or on the determination date; and (b) the aggregate amount of the cash and market value of the noncash consideration to be received by holders of stock other than common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for the same class or series within the two-year period immediately prior to the announcement date of the combination proposal,
(2) the highest preferential amount per share to which the holders of such stock are entitled in the event of any liquidation, dissolution, or winding up of the corporation, and (3) the market value of stock of the same class or series on the announcement date or on the determination date.

  Under certain circumstances, Chapter 7A may make it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a five-year period, although the stockholders may elect that the Company not be governed by this section, upon the affirmative vote of 90% of the outstanding voting shares and two thirds of the shares not owned by the interested stockholder. The Company's stockholders have taken no action to exclude the Company from restrictions imposed under Chapter 7A of the MBCA and the Restated Articles of Incorporation include these provisions by reference. It is anticipated that the provisions of Chapter 7A may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors.

  Chapter 7B of the MBCA is also applicable to certain corporations organized under the laws of Michigan including the Company. Subject to certain exceptions, Chapter 7B provides that once a person proposes to make or makes a "control share acquisition" and delivers an acquiring person statement to the corporation, the stockholders must vote on whether the control shares may exercise voting rights. Such rights are granted only by resolution approved by both (a) a majority of the votes cast by holders entitled to vote and a majority of any class entitled to vote, and (b) a majority of the votes cast and a majority of any class entitled to vote excluding the interested shares. "Control shares" means shares which, if voted, would have voting power when added together with all other shares a person either owns or directs the exercise, within the following ranges: (a) at least 20% but less than 33 1/3% of all voting power; (b) at least 33 1/3% but less than a majority of all voting power; or (c) a majority of all voting power. An acquisition of shares is not considered a control share acquisition under certain circumstances, including where the acquisition is part of a merger or share exchange if the corporation is a party to the agreement of merger or share exchange.

  If authorized by the corporation's articles of incorporation or bylaws (i) control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed by the corporation at any time more than 60 days after the end of the control share acquisition at "fair value;" and (ii) control shares acquired in a control share acquisition which are not accorded full voting rights may be redeemed by the corporation at "fair value." Unless provided otherwise in the corporation's articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters' rights.

  Under certain circumstances, Chapter 7B may make it more difficult for an "acquiring person" to exercise control over a corporation due to the limitations placed on that person's ability to vote the control shares, although the corporation may, before any such control share acquisition, elect not to be governed by this chapter by adopting an amendment to the corporation's articles of incorporation or bylaws. The Company's Restated Articles of Incorporation and Restated Bylaws do not exclude the Company from the provisions of Chapter 7B of the MBCA and the Restated Articles of Incorporation incorporate its current provisions by reference. The Company's Restated Articles of Incorporation also include provisions authorizing a forced redemption of control shares under certain circumstances as specified by Chapter 7B. It is anticipated that the provisions of Chapter 7B may encourage acquiring persons interested in obtaining control over the Company to negotiate in advance with the Board of Directors.

  Section 1368 of the MBCA, which is applicable to corporations organized under the laws of Michigan including the Company, prohibits a corporation from purchasing, either directly or indirectly, any of its shares that are listed on a national securities exchange from any person who holds at least 3% of its shares unless one of the following conditions is met: (a) the corporation makes an equivalent offer to all other holders of the same shares; (b) the purchase is authorized in advance by the stockholders entitled to vote thereon; (c) the purchase meets the requirements of the articles of incorporation for such a purchase; (d) the shares are beneficially owned by the person for at least two years prior to the purchase date; (e) the purchase is made on the open market; (f) the purchase price is not more than the average market price of the shares during the 30 business days prior to the purchase date; or (g) the purchase is otherwise authorized by the MBCA. Under certain circumstances, Section 368 prevents a stockholder from selling his shares back to the corporation at a premium within two years of that stockholder's purchase of the shares unless one of the other conditions is met. However, the stockholders may approve such a purchase by the corporation or the corporation may include in its articles of incorporation lesser requirements for such a transaction. The Company's Restated Articles of Incorporation do not contain any provisions exempting the Company from the provisions of Section 368 of the MBCA. It is anticipated that the provisions of Section 368 may discourage persons from obtaining quantities of the Company's stock for the sole purpose of eliciting a premium from the Company in a resale of those shares.

               CERTAIN ANTI-TAKEOVER PROVISIONS IN THE RESTATED
                 ARTICLES OF INCORPORATION AND RESTATED BYLAWS

  The following discussion is a general summary of certain provisions of the Restated Articles of Incorporation ("Restated Articles") and Restated Bylaws of the Company which may be deemed to have an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Restated Articles and Restated Bylaws of the Company, which are incorporated herein by reference.

  In addition to discouraging a takeover attempt which a majority of the stockholders of the Company might determine to be in their best interest or in which the stockholders of the Company might receive a premium over the current market prices for their shares, the effect of these provisions may render the removal of management more difficult. It is thus possible that incumbent officers and directors might be able to retain their positions (at least until their term of office expires) even though a majority of the stockholders desire a change.

CLASSIFIED BOARD OF DIRECTORS

  Article IX of the Restated Articles provides that the Board of Directors is to be divided into three classes which shall be as nearly equal in number as possible. Under Article IX, the directors in each class serve for terms of three years and until their respective successors are elected and qualified, with approximately one-third of the directors elected each year. Article X provides that a director may be removed only by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote and only for cause.

  A classified Board of Directors could make it more difficult for stockholders to change a majority, whereas a majority of a non-classified board could be changed in one year. In the absence of the provisions of the Restated Articles classifying the Board, all of the directors would be elected each year.

  Management of the Company believes that the staggered election of directors tends to promote continuity of management because only one-third of the Board of Directors are subject to election each year. Staggered terms help to ensure that, at any one time, approximately two-thirds of the Board will be comprised of persons who have at least one year's experience as directors of the Company. In addition, the use of staggered terms moderates the pace of changes in the Board of Directors by extending the minimum time required to elect a majority of directors from one to two years.

AVAILABILITY OF SERIAL PREFERRED STOCK

  The Company's Restated Articles authorize the issuance of up to 10,000,000 shares of serial preferred stock, which may be issued with rights and preferences that could impede an acquisition. This preferred stock, none of which has yet been issued by the Company, together with authorized but unissued shares of common stock (the Restated Articles authorize the issuance of up to 40,000,000 shares of the Common Stock), could also represent additional capital stock required to be purchased by the acquirer.

ADVANCE NOTICE REQUIREMENT FOR NOMINATIONS

  Article VII of the Company's Restated Articles provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to the Secretary of the Company not fewer than 30 or more than 60 days in advance of the meeting. Management believes that it is in the best interests of the Company and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

SIZE OF BOARD OF DIRECTORS; FILLING OF VACANCIES

  Article IX of the Company's Restated Articles provide that the number of directors of the Company (exclusive of directors, if any, to be elected by the holders of any to-be-issued shares of preferred stock of the Company) should not be fewer than 7 or more than 11 as shall be provided from time to time in accordance with the Company's Restated Bylaws. Additionally, the power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the Company's Board of Directors. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of the Company through an increase in the number of the Company's directors and election of his, or its nominees to fill the newly created vacancies.

AMENDMENT OF BYLAWS

  Article XVI of the Company's Restated Articles provides that the Company's Bylaws may be amended by the affirmative vote of either two-thirds of the Company's Board of Directors or the holders of at least 80% of the outstanding shares of the Company's stock entitled to vote generally in the election of directors. Absent this provision, Michigan law provides that a corporation's bylaws may be amended by the holders of a majority of the voting power of the corporation present and entitled to vote at a duly held meeting. The Company's Restated Bylaws contain numerous provisions concerning its governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in the Company's Bylaws and to reduce the authority of the Board or Directors or impede its ability to manage the Company, this provision of the Restated Articles could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquirer.

AMENDMENT OF ARTICLES

  Article XVII of the Company's Restated Articles provides that specified provisions contained in the Restated Articles may not be repealed or amended except by an affirmative vote of at least 80% of the outstanding shares of the Company's stock entitled to vote generally in the election of directors; provided, however, that such provisions may be repealed or amended upon a majority of stockholder vote if first approved by a majority of the continuing Directors, as defined in Article XVII. This requirement exceeds the majority vote of stockholders present and entitled to vote that it would otherwise be required by Michigan law for the repeal or amendment of a provision of the Restated Articles. The specific provisions for which an 80% vote is required by Article XVII are (i) Article VI providing for cumulative voting in the election of directors; (ii) Article VII requiring written notice to the Company of nominations for the election of directors and new business proposals, quorum requirements and the calling of special meetings; (iii)
Article VIII eliminating the power of stockholders to act by written consent without a meeting; (iv) Article IX governing the number of the Company's Board of Directors, the filling of vacancies on the Board of Directors and classified terms of the Board of Directors; (v) Article X governing the removal of directors; (vi) Article XI providing for the indemnification of directors, officers, employees and agents of the Company; (vii) Article XII pertaining to the elimination of the liability of the directors to the Company and its stockholders for monetary damages, with certain exceptions, for breach of fiduciary duty; (viii) Article XIV providing for the applicability to the Company of Section 7A of the MBCA, which restricts business combinations involving the Company and "interested stockholders;" (ix) Article XV providing for the applicability to the Company of Section 7B of the MBCA, which eliminates voting rights of persons who hold 20%, 33 1/3% and a majority of all outstanding shares of Common Stock unless stockholder approval is received at each such level; and (x) Article XVI and
Article XVIII governing the required stockholder vote for amending the Restated Bylaws and Restated Articles of the Company. See "Restrictions on Acquisition of the Company and the Bank--Michigan Anti-Takeover Statutes."

BENEFIT PLANS

  In addition to the provisions of the Company's Restated Articles and Restated Bylaws described above, certain benefit plans of the Company and the Bank contain provisions that also may discourage hostile takeover attempts which the Boards of Directors of the Company and the Bank might conclude are not in the best interests of the Company, the Bank or the Company's stockholders. For a description of the benefit plans and the provisions of such plans relating to changes in control of the Company or the Bank, see "Management--Certain Benefit Plans and Agreements."

THE PURPOSE AND EFFECT OF THE ANTI-TAKEOVER PROVISIONS IN THE COMPANY'S RESTATED ARTICLES AND RESTATED BYLAWS

  The Boards of Directors of the Company and the Bank believe that the provisions described above reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions also assist the Company and the Bank in the orderly deployment of the net proceeds of the Offering into productive assets during the initial period after the Offering. The Boards of Directors of the Company and the Bank believe these provisions are in the best interests of the Bank and of the Company and its stockholders. In the judgment of the Boards of Directors of the Company and the Bank, the Company's Board is in the best position to consider all relevant factors and to negotiate for what is in the best interests of the stockholders and the Company's other constituents. Accordingly, the Boards of Directors of the Company and the Bank believe that it is in the best interests of the Company and its stockholders to encourage potential acquirers to negotiate directly with the Company's Board of Directors and that these provisions encourage such negotiations and discourage nonnegotiated takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and which is in the best interests of all stockholders.

  Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Company and stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

  An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control that could result from a tender offer or other takeover attempt could also deprive the Company's remaining stockholders of the benefits of having the Common Stock quoted on the Nasdaq National Market and of certain protective provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  Despite the belief of the Company as to the benefits to stockholders of these provisions of the Company's Restated Articles and Restated Bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board of Directors, but pursuant to which the stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable law, at any annual or special meeting of its stockholders, the Company may adopt additional provisions to its Restated Articles regarding the acquisition of its equity securities that would be permitted to a Michigan corporation. The Company does not presently intend to propose the adoption of further restrictions on the acquisition of the Company's equity securities.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the U.S. Underwriters have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below:

                                                                        NUMBER
   U.S. UNDERWRITERS                                                   OF SHARES
   -----------------                                                   ---------
   Lehman Brothers Inc................................................
   PaineWebber Incorporated...........................................
   Roney & Co., L.L.C. ...............................................
                                                                       ---------
     Total............................................................
                                                                       =========

  Under the terms of, and subject to the conditions contained in, the
International Underwriting Agreement, the International Managers have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each
International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below:
                                                                        NUMBER
   INTERNATIONAL MANAGERS                                              OF SHARES
   ----------------------                                              ---------
   Lehman Brothers International (Europe).............................
   PaineWebber International (U.K.) Ltd. .............................
   Roney & Co., L.L.C. ...............................................
                                                                       ---------
     Total............................................................
                                                                       =========

  The Company and the Selling Stockholders have been advised by the Representatives and the Lead Managers that the U.S. Underwriters and the International Managers propose to offer the shares to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a selling concession not in excess
of $    per share. The U.S. Underwriters and the International Managers may
allow, and such dealers may re-allow, a concession not in excess of $    per
share to certain other Underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives and the Lead Managers.

  The Underwriting Agreements provide that the obligations of the several U.S. Underwriters and the International Managers, respectively, to pay for and accept delivery of the shares of Common Stock offered hereby are subject to certain conditions and that if any of the above shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements, must be so purchased. The initial public offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering. The closing of the International Offering is a condition to the closing of the U.S. Offering.

  At the request of the Company, the U.S. Underwriters initially have reserved up to 800,000 shares of Common Stock for sale at the initial public offering price to certain employees and customers of the Company and its affiliates who have expressed an interest in purchasing such shares. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any such reserved shares which are not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered thereby.

  The Company and the Bank (subject to certain restrictions), jointly and severally, and the Selling Stockholders, jointly and severally, have agreed in the Underwriting Agreements to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

  The Company and the Selling Stockholders have granted to the U.S.
Underwriters a 30-day option to purchase up to an additional    and    shares
of Common Stock, respectively, on the same terms and conditions as set forth above to cover over-allotments, if any. The Company and the Selling Stockholders have granted the International Managers a similar option to
purchase up to an additional    and    shares of Common Stock, respectively,
to cover over-allotments, if any. To the extent that such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding tables.

  The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares of Common Stock to cover over-allotments) offered in the U.S. Offering, (a) it is not purchasing any of such shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares of Common Stock outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the same agreement, each International Manager has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares of Common Stock to cover over-allotments) offered in the International Offering, (a) it is not purchasing any of such shares of Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares of Common Stock in the United States or Canada or to any U.S. or Canadian Person. Each International Manager has also agreed that it will offer to sell shares of Common Stock only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions in or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an

International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, (b) the term "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction and (c) the term "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof or any estate or trust, the income of which is subject to United States federal income taxation or Canadian income taxation regardless of its source (other than a foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person who is not otherwise a U.S. or Canadian Person.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. Unless otherwise agreed, the price of any shares of Common Stock so sold shall be the public offering price as then in effect for the shares of Common Stock being sold by the U.S. Underwriters and the International Managers, less the selling concession allocable to such shares of Common Stock. To the extent that there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

  This Prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares of Common Stock in Canada or any province or territory thereof. Any offer or sale of shares of Common Stock in Canada may only be made pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made.

  Each International Manager has represented and agreed that (i) it has not offered or sold and prior to the date six months after the latest closing date will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 ("1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been taken or will be taken in any jurisdiction by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of shares of Common Stock in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of shares of Common Stock offered pursuant to the Offering and the distribution of this Prospectus.

  Purchasers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  The Representatives and the Lead Managers have informed the Company that the U.S. Underwriters and the International Managers do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Selling Stockholders, who presently own 100% of the outstanding shares of Common Stock, have agreed not to offer, sell or otherwise dispose of their remaining shares held after the Offering, with certain limited exceptions, for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives and the Lead Managers. Except for Common Stock to be sold in this Offering and except for the Common Stock that may be issued pursuant to the Option Plan (see "Management--Certain Benefit Plans and Agreements--Stock Option Plan"), the Company has agreed not to offer, sell, contract to sell or otherwise issue any Common Stock or other capital stock prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives and the Lead Managers.

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the Representatives and the Lead Managers. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to the prevailing market conditions, are the Company's historical performance, capital structure, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management, consideration of the above factors in relation to the market values of the companies in related businesses and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives and the Lead Managers are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives and the Lead Managers may reduce that short position by purchasing Common Stock in the open market. The Representatives and the Lead Managers also may elect to reduce any short position by exercising all or part of the over-allotment options described herein.

  The Representatives and the Lead Managers also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives or the Lead Managers purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this Offering.

  Neither the Company, the Selling Stockholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, the Selling Stockholders nor any of the Underwriters makes any representation that the Representatives or Lead Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Reinhart, Boerner, Van Deuren, Norris & Rieselbach, P.C., Washington, D.C. Certain legal matters relating to Michigan law will be passed upon for the Company by Albert J. Gladner, Esq., First Vice President and General Counsel of the Bank. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Reinhart, Boerner, Van Deuren, Norris & Rieselbach, P.C., and Simpson Thacher & Bartlett will rely as to matters of Michigan law upon the opinion of Mr. Gladner.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, although all material terms of such documents have been addressed in this Prospectus, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is "http://www.sec.gov."

  The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Commission. In addition, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Certified Public Accountants....................... F-2
Consolidated Statements of Financial Condition as of December 31, 1996
 and 1995................................................................ F-3
Consolidated Statements of Earnings for the Years Ended December 31,
 1996, 1995 and 1994..................................................... F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1996, 1995 and 1994........................................ F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1995 and 1994..................................................... F-6
Notes to Consolidated Financial Statements............................... F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Flagstar Bancorp, Inc.

  We have audited the accompanying consolidated statements of financial condition of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flagstar Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As described in notes 3 and 7, in May 1995, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Certain Mortgage Servicing Rights".

                                          Grant Thornton LLP

Detroit, Michigan
March 3, 1997

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                            DECEMBER 31,
                                                        ----------------------
                        ASSETS                             1996        1995
                        ------                          ----------  ----------
Cash and cash equivalents.............................. $   44,187  $   29,119
Loans receivable
  Mortgage loans held for sale.........................    840,767     620,455
  Loans held for investment............................    273,569     305,580
  Less allowance for losses............................     (3,500)     (2,102)
                                                        ----------  ----------
                                                         1,110,836     923,933
Federal Home Loan Bank stock...........................     19,725      17,800
Other investments......................................        887         818
                                                        ----------  ----------
    Total earning assets...............................  1,131,448     942,551
Accrued interest receivable............................      6,626       4,307
Repossessed assets.....................................     10,363       2,359
Premises and equipment.................................     20,866      17,958
Mortgage servicing rights..............................     30,064      27,957
Other assets...........................................     53,672      20,843
                                                        ----------  ----------
    Total assets....................................... $1,297,226  $1,045,094
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Liabilities
  Deposit accounts..................................... $  624,485  $  526,974
  Federal Home Loan Bank advances......................    389,801     191,156
                                                        ----------  ----------
    Total interest bearing liabilities.................  1,014,286     718,130
  Accrued interest payable.............................      2,712       2,215
  Undisbursed payments on loans serviced for others....     61,445      60,012
  Escrow accounts......................................     61,009      88,863
  Liability for checks issued..........................     39,813      85,849
  Federal income taxes payable.........................     22,548      14,655
  Other liabilities....................................     16,945      12,925
                                                        ----------  ----------
    Total liabilities..................................  1,218,758     982,649
Commitments and Contingencies (Notes 4, 6, 7, 12 and
 16)...................................................        --          --
Stockholders' Equity
  Common stock--$0.01 par value, 40,000,000 shares
   authorized, 11,250,000 shares issued and outstanding
   at December 31, 1996 and 1995.......................        112         112
  Additional paid in capital...........................      2,816       2,816
  Retained earnings....................................     75,540      59,517
                                                        ----------  ----------
    Total stockholders' equity.........................     78,468      62,445
                                                        ----------  ----------
    Total liabilities and stockholders' equity......... $1,297,226  $1,045,094
                                                        ==========  ==========

        The accompanying notes are an integral part of these statements.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                        -----------------------
                                                         1996    1995    1994
                                                        ------- ------- -------
INTEREST INCOME
Loans.................................................  $74,588 $69,543 $33,533
Other.................................................    1,591   1,761   1,579
                                                        ------- ------- -------
                                                         76,179  71,304  35,112
INTEREST EXPENSE
Deposits..............................................   30,431  25,123   9,037
FHLB advances.........................................   14,291  15,072   3,726
Other.................................................    1,245   1,248   1,723
                                                        ------- ------- -------
                                                         45,967  41,443  14,486
                                                        ------- ------- -------
Net interest income...................................   30,212  29,861  20,626
Provision for losses..................................    2,604     238     290
                                                        ------- ------- -------
Net interest income after provision for losses........   27,608  29,623  20,336
NON-INTEREST INCOME
Loan administration...................................   11,859  14,248  13,261
Net gain on loan sales and sales of mortgage servicing
 rights...............................................   39,640  16,228  27,357
Other fees and charges................................    7,035   6,512   2,114
                                                        ------- ------- -------
                                                         58,534  36,988  42,732
                                                        ------- ------- -------
NON-INTEREST EXPENSE
Compensation and benefits.............................   25,553  19,665  18,609
Occupancy and equipment...............................   12,126   9,062   7,340
General and administrative............................   21,141  12,989  11,670
                                                        ------- ------- -------
                                                         58,820  41,716  37,619
                                                        ------- ------- -------
Earnings before federal income taxes..................   27,322  24,895  25,449
Provision for federal income taxes....................   10,299   9,419   9,318
                                                        ------- ------- -------
NET EARNINGS..........................................  $17,023 $15,476 $16,131
                                                        ======= ======= =======
Earnings per common share.............................  $  1.51 $  1.37 $  1.42
                                                        ======= ======= =======

        The accompanying notes are an integral part of these statements.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                   ADDITIONAL                          TOTAL
                            COMMON  PAID IN   UNREALIZED RETAINED  STOCKHOLDERS'
                            STOCK   CAPITAL     GAINS    EARNINGS     EQUITY
                            ------ ---------- ---------- --------  -------------
Balance at January 1,
 1994......................  $115    $2,885     $ 126    $31,988      $35,114
  Net earnings.............   --        --        --      16,131       16,131
  Sale of marketable
   securities..............   --        --       (126)       --          (126)
  Stock repurchase.........    (2)      (56)      --      (1,242)      (1,300)
  Dividends paid ($0.04 per
   share)..................   --        --        --        (400)        (400)
                             ----    ------     -----    -------      -------
Balance at December 31,
 1994......................   113     2,829       --      46,477       49,419
  Net earnings.............   --        --        --      15,476       15,476
  Stock repurchase.........    (1)      (13)      --        (436)        (450)
  Dividends paid ($0.18 per
   share)..................   --        --        --      (2,000)      (2,000)
                             ----    ------     -----    -------      -------
Balance at December 31,
 1995......................   112     2,816       --      59,517       62,445
  Net earnings.............   --        --        --      17,023       17,023
  Dividends paid ($0.09 per
   share)..................   --        --        --      (1,000)      (1,000)
                             ----    ------     -----    -------      -------
Balance at December 31,
 1996......................  $112    $2,816     $ --     $75,540      $78,468
                             ====    ======     =====    =======      =======


        The accompanying notes are an integral part of these statements.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                           FOR THE YEARS ENDED DECEMBER 31,
                                          -------------------------------------
                                             1996         1995         1994
                                          -----------  -----------  -----------
Operating Activities
 Net earnings............................ $    17,023  $    15,476  $    16,131
 Adjustments to reconcile net earnings to
  net cash (used in) provided by
  operating activities
  Provision for losses...................       2,604          238          290
  Depreciation and amortization..........      17,287       11,072        9,022
  Net gain on the sale of assets.........        (187)        (493)        (569)
  Net gain on loan sales and sales of
   mortgage servicing rights.............     (39,640)     (16,228)     (27,357)
  (Benefit) provision for deferred
   federal income taxes..................        (773)       3,415        2,813
  Proceeds from sales of loans held for
   sale..................................   6,604,080    4,783,070    3,668,870
  Originations and repurchases of loans
   held for sale, net of principal
   repayments............................  (6,830,382)  (5,011,843)  (3,594,108)
  Increase in accrued interest
   receivable............................      (2,319)      (1,214)      (1,027)
  Increase in other assets...............     (34,369)      (8,896)        (670)
  Increase in accrued interest payable...         497        1,254          343
  Increase (decrease) in liability for
   checks issued.........................     (46,037)      46,496       (7,421)
  Increase in federal taxes payable......       8,666        3,750        1,628
  Increase (decrease) in other
   liabilities...........................       4,020        8,326         (722)
  Decrease in unrealized gains...........         --           --          (126)
                                          -----------  -----------  -----------
    Net cash (used in) provided by
     operating activities................    (299,530)    (165,577)      67,097
Investing Activities
 Cash used to acquire Security Savings
  Bank, FSB, (Security), net of cash
  received...............................         --           --       (23,869)
 Principal repayments from assets
  acquired from Security.................         --           --         3,251
 Proceeds from the disposition of assets
  acquired from Security.................         --           --        74,300
 Net decrease in liabilities acquired
  from Security..........................         --           --        (2,918)
 Principal repayment from other
  investments............................          31           32          --
 Maturity of other investments...........         400          --           --
 Purchase of other investments...........        (500)         --           --
 Originations of loans held for
  investment, net of principal
  repayments.............................      31,936      (60,891)    (157,698)
 Principal repayments from mortgage-
  backed securities......................         --           --           163
 Proceeds from the sale of mortgage-
  backed securities......................         --           --         5,176
 Purchase of Federal Home Loan Bank
  Stock..................................      (1,925)      (5,034)      (2,438)
 Proceeds from the disposition of
  repossessed assets.....................       1,813          675        1,796
 Net decrease in real estate held for
  investments............................         --           --             5
 Acquisitions of premises and equipment..      (7,596)      (6,632)      (6,591)
 Proceeds from the disposition of
  premises and equipment.................         --           --            37
 Increase in mortgage servicing rights...     (63,499)     (31,106)     (15,616)
 Proceeds from the sale of mortgage
  servicing rights.......................      85,203       29,040       38,183
                                          -----------  -----------  -----------
    Net cash provided by (used in)
     investing activities................      45,863      (73,916)     (86,219)

        The accompanying notes are an integral part of these statements.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                          FOR THE YEARS ENDED
                                              DECEMBER 31,
                                       ----------------------------
                                         1996      1995      1994
                                       --------  --------  --------
Financing Activities
 Net increase (decrease) in deposit
  accounts...........................  $ 97,511  $218,984  $(80,478)
 Net increase (decrease) in Federal
  Loan Bank advances.................   198,645    (9,594)  140,750
 Net receipt (disbursement) of
  payments of loans serviced for
  others.............................     1,433    25,023   (22,213)
 Net (disbursement) receipt of escrow
  payments...........................   (27,854)   10,993        33
 Stock repurchase....................       --       (450)   (1,300)
 Dividends paid to stockholders......    (1,000)   (2,000)     (400)
                                       --------  --------  --------
    Net cash provided by financing
     activities......................   268,735   242,956    36,392
                                       --------  --------  --------
Net increase in cash and cash
 equivalents.........................    15,068     3,463    17,270
Beginning cash and cash equivalents..    29,119    25,656     8,386
                                       --------  --------  --------
Ending cash and cash equivalents.....  $ 44,187  $ 29,119  $ 25,656
                                       ========  ========  ========
Supplemental disclosure of cash flow
 information:
 Loans receivable transferred to
  repossessed assets.................  $ 10,577  $  1,781  $  1,367
                                       ========  ========  ========
 Total interest payments made on
  deposits and other borrowings......  $ 45,470  $ 40,189  $ 14,139
                                       ========  ========  ========
 Federal income taxes paid...........  $  2,300  $  2,500  $  6,280
                                       ========  ========  ========
 Loans held for investment
  transferred to loans held for
  sale...............................  $    --   $185,111  $    --
                                       ========  ========  ========
 Loans held for sale transferred to
  loans held for investment..........  $    --   $    --   $106,261
                                       ========  ========  ========
 Loans held for sale transferred to
  mortgage-backed securities.........  $    --   $    --   $  1,438
                                       ========  ========  ========
Supplemental schedule of
 acquisitions:
 Flagstar Bank, FSB acquired Security Savings Bank, FSB, in
  Jackson, Michigan at the close of business June 30, 1994 (Note
  15).
 Security Savings Bank Acquisition
 Cash paid for common stock..........            $ 25,729
 Fair value of assets acquired,
  including $77,538 which were
  subsequently disposed..............  $225,934
 Fair value of liabilities acquired,
  including $2,918 which were
  subsequently repaid................   209,241
                                       --------
 Fair value of net assets acquired...              16,693
                                                 --------
 Core deposit premium................            $  9,036
                                                 ========

        The accompanying notes are an integral part of these statements.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS

  Flagstar Bancorp, Inc. and Subsidiaries (formerly FSSB Holding Corporation) ("Company") is a non-diversified, unitary thrift holding company. The Company provides retail banking services in southern Michigan and mortgage lending services nationwide.

NOTE 2--CORPORATE STRUCTURE

  The following is a listing of the subsidiaries of the Company:

    Flagstar Bank, FSB ("Flagstar") (formerly First Security Savings Bank,
  FSB) is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System ("FHLB").

    Security Savings Bank, FSB ("Security") is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System ("FHLB"). Flagstar acquired the stock of Security on June 30, 1994. This acquisition was accounted for using the purchase method of accounting. For regulatory reporting purposes, Flagstar and Security (the "Banks") filed a consolidated Thrift Financial Report ("TFR").

    Security owned two subsidiaries, Mid Michigan Service Corporation ("MMSC") and SSB Funding Corporation ("Funding"). MMSC is a Michigan corporation utilized to lease Security's main office facility and Funding is a finance subsidiary, which is currently inactive.

    On February 1, 1996, Security was merged with and into Flagstar Bank, FSB. The consolidation took place to take advantage of name recognition and operating efficiencies.

    Flagstar owns two other subsidiaries, Boston Credit Corporation ("BCC") and Mortgage Affiliated Services, Inc. ("MAS"). BCC is currently inactive and MAS is an appraisal and document preparation company.

    The Company owns five other subsidiaries, FSSB Real Estate Development Corporation ("REDC"), Douglas Insurance Agency ("DIA"), FSSB Mortgage Corporation ("Mortgage"), Mortgage Video Network, Inc. ("Video"), and First Security Investment Group, Inc. ("Investment") whose results of operations are not significant. During the first quarter of 1996, FSSB Mortgage Corporation was made a part of Flagstar. This organizational change did not have a significant impact on the operations of the Company.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following summarizes the significant accounting policies of the Company and subsidiaries (collectively referred to as the Company) applied in the preparation of the accompanying consolidated financial statements.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated.

 Statement of Cash Flows

  For purposes of the statements of cash flows, the Company considers its investment in overnight deposits to be cash equivalents.

 Loans Receivable

  The Company originates loans which are designated to be held for investment or sale during the origination process. Mortgage loans held for sale are carried at the lower of aggregate cost or estimated market value.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

Management periodically reviews the portfolio and makes necessary adjustments for market value. Net unrealized losses are recognized in a valuation allowance by charges to earnings. Gains or losses recognized upon the sale of loans are determined using the specific identification method. Mortgage loans held for investment are carried at amortized cost. The Company has both the intent and the ability to hold all mortgage loans held for investment for the foreseeable future.

 Allowance for Losses

  The allowance is maintained at a level adequate to absorb losses inherent in the loan portfolio. Management determines the adequacy of the allowance by applying projected loss ratios to the risk ratings of loans both individually and by category. The projected loss ratios incorporate such factors as recent loss experience, current economic conditions, the risk characteristics of the various categories and concentrations of loans, transfer risk and other pertinent factors.

  Loans which are deemed uncollectible are charged off and deducted from the allowance. The provision for losses and recoveries on loans previously charged off are added to the allowance. In addition, specific provision is made for expected loan losses to reduce the recorded balances of loans receivable to their estimated net realizable value. Such specific provision is based on management's estimate of net realizable value considering the current and anticipated operating or sales environment. These estimates of collateral value are particularly susceptible to market changes that could result in adjustments to the results of earnings in the future. Recovery of the carrying value of such loans or the underlying collateral is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114 (as amended by SFAS No. 118), "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995, which addresses the accounting by creditors for the impairment of certain loans. The provisions of SFAS 114 do not apply to large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and loans that are measured at fair value or at the lower of cost or fair value. The Company considers its residential mortgage loan portfolio to represent a pool of smaller balance homogeneous loans. Commercial, commercial real estate, construction and consumer loan portfolios are specifically reviewed for impairment. The adoption had no effect on the recorded allowance for losses.

  The Company considers a loan impaired when it is probable, in the opinion of management, that interest and principal may not be collected according to the contractual terms of the loan agreement. Consistent with this definition, the Company considers all non-accrual loans (with the exception of residential mortgages) to be impaired. Impaired loans which have risk characteristics that are unique to an individual borrower, are evaluated on a loan-by-loan basis. However, impaired loans that have risk characteristics in common with other impaired loans, (such as loan type, geographical location, or other characteristics that would cause the ability of the borrowers to meet contractual obligations to be similarly affected by changes in economic or other conditions), are aggregated and historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate are used as a means of measuring those impaired loans. Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral.

 Loan Origination Fees, Commitment Fees and Related Costs

  Loan fees received are accounted for in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Mortgage loan fees and certain direct origination costs are capitalized. On loans held for sale, the net fee or cost is

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
recognized at the time the loan is sold. For mortgage loans held for investment, the deferred amount is accounted for as an adjustment to interest income using a method that approximates the interest method.

 Repossessed Assets

  Repossessed assets include one-to-four family residential property, commercial property, and one-to-four family homes under construction. At the date of foreclosure, real estate properties acquired in settlement of loans are recorded at the lower of cost or net realizable value. Valuations are periodically performed by management, and a charge to earnings is made if the carrying value of a property exceeds its estimated fair value. Costs of holding repossessed assets, principally taxes and legal fees, are expensed as incurred.

 Federal Income Taxes

  The Company accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current taxes are measured by applying the provisions of enacted tax laws to taxable income to determine the amount of taxes receivable or payable.

 Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation. Land is carried at historical cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

      Office buildings--31 years
      Computer hardware and software--3 to 5 years
      Furniture, fixtures and equipment--5 to 7 years
      Automobiles--3 years

  During March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and goodwill related to those assets to be held and used by an entity and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 effective January 1, 1996. Adoption of this Statement did not have an impact on the financial condition or results of operations of the Company.

 Mortgage Servicing Rights

  Mortgage servicing rights ("MSR") represent the cost of acquiring the right to service mortgage loans. These costs are initially capitalized and subsequently amortized in proportion to, and over the period of, the estimated net loan servicing income.

  In May 1995, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." This requires the capitalization of a mortgage servicing asset for every origination whether it be originated or purchased. SFAS No. 122 also dictates prescribed rules for the amortization, periodic valuation, and the required valuation adjustment. Prior to adoption, a value was capitalized for purchased mortgage servicing rights. This capitalization was in accordance with SFAS Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Practices."

  The value of the mortgage servicing rights are periodically evaluated in relation to the estimated discounted net future servicing revenues. The portfolio is aggregated into stratifications based on loan term and type, and note rate. Estimates of remaining loan lives and prepayment rates are incorporated into this analysis. Changes in

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
these estimates could materially change the estimated fair value and any valuation allowance. Valuation adjustments are recorded when the fair value of the servicing asset is less than the amortized book value on a stratum basis. Any valuation adjustment is recorded as an offset to the asset.

 Loan Sales

  The Company sells its held for sale mortgage loans to secondary market investors on a non-recourse basis. At the time of the sale, the Company makes certain representations and warranties to the investors. Should an investor determine that a breach of such representations or warranties occurs, the Company may be required to repurchase loans from the investor. Such representations and warranties generally relate to the fact that the loans have been underwritten in accordance with the investor's underwriting guidelines and that the loans conform to the laws of the state of origination. Gain or loss on the sale of such loans is recognized upon consummation of the sale.

 Earnings Per Share

  Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding.

  After giving effect to the stock split referred to in Note 20, the weighted average shares outstanding for computing earnings per share was 11,250,000, 11,274,047 and 11,388,617 for the years ended December 31, 1996, 1995 and
1994, respectively.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The financial condition of a financial services company, and to some extent, its operating performance, is dependent to a significant degree upon estimates and appraisals of value, evaluations of creditworthiness and assumptions about future events and economic conditions. Recent history has demonstrated that these estimates, appraisals, evaluations and assumptions are subject to rapid change, and that such changes can materially affect the reported financial condition of a financial services company and its financial performance, and may result in restrictions on an institution's ability to continue to operate in its customary manner.

 Reclassifications

  Certain amounts within the accompanying consolidated financial statements and the related notes have been reclassified to conform to the 1996 presentation.

 Recently Issued Accounting Standards

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages adoption of that method for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method currently being followed and make pro forma disclosures of net earnings and earnings per share under the fair value based method of accounting. This statement is effective for financial statements with fiscal years beginning

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
after December 15, 1995, with earlier application encouraged. At December 31, 1996, the Company had no stock-based compensation plans. (See Note 20).

  In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement requires that, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management believes that implementation of this pronouncement should have no material effect on the consolidated financial statements.

  In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which replaces the presentation of primary earnings per share ("EPS") with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the statement of earnings regardless of whether basic and diluted EPS are the same, and requires a reconciliation of the numerator and denominator used in computing basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion
15. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, earlier application is not permitted, and requires restatement of all prior-period EPS data presented.

NOTE 4--LOANS RECEIVABLE

  The loan portfolio is summarized as follows (in thousands):

                                                              DECEMBER 31,
                                                           --------------------
                                                              1996       1995
                                                           ----------  --------
Held for sale--mortgage loans............................. $  840,767  $620,455
Held for investment
  Mortgage loans..........................................    120,924   178,246
  Commercial real estate loans............................     13,565    30,504
  Commercial loans........................................     46,202     8,566
  Construction loans......................................     59,270    48,933
  Consumer loans..........................................     33,608    39,331
                                                           ----------  --------
                                                              273,569   305,580
                                                           ----------  --------
                                                            1,114,336   926,035
Less allowance for losses.................................     (3,500)   (2,102)
                                                           ----------  --------
    Total................................................. $1,110,836  $923,933
                                                           ==========  ========

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  Activity in the allowance for losses is summarized as follows (in thousands):

                                                       FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                      -----------------------
                                                       1996     1995    1994
                                                      -------  ------  ------
   Balance, beginning of period...................... $ 2,102  $1,871  $  901
   Allowance for losses of Security at date of
    acquisition......................................     --      --    1,001
   Provision charged to earnings.....................   2,604     238     290
   Charge-offs, net of recoveries....................  (1,206)     (7)   (321)
                                                      -------  ------  ------
   Balance, end of period............................ $ 3,500  $2,102  $1,871
                                                      =======  ======  ======

  The Company has no commitments to make additional advances on restructured or other nonperforming loans. Loans on which interest accruals have been discontinued totaled approximately $30.6 million at December 31, 1996, $10.7 million at December 31, 1995 and $1.7 million at December 31, 1994. Interest that would have been accrued on such loans totaled approximately $2,668,000, $862,000 and $245,000 at December 31, 1996, 1995, and 1994, respectively.

  At December 31, 1996 the recorded investment in impaired loans pursuant to SFAS No. 114, totaled $3.9 million and the average outstanding balance for the year ended December 31, 1996 was $3.1 million. No additional allowance for losses was required on these loans because the measured values of the loans exceeded the recorded investments in the loans. Interest income recognized on impaired loans during the year ended December 31, 1996, was not significant. At December 31, 1995, the Company had no recorded investment in impaired loans.

NOTE 5--REPOSSESSED ASSETS

  Repossessed assets include the following (in thousands):

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1996    1995
                                                                  ------- ------
   One-to-four family............................................ $10,133 $2,179
   Commercial properties.........................................     230    180
                                                                  ------- ------
   Repossessed assets............................................ $10,363 $2,359
                                                                  ======= ======

NOTE 6--PREMISES AND EQUIPMENT

  Premises and equipment balances are as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              --------  -------
   Land...................................................... $  3,330  $ 3,330
   Office buildings..........................................    2,643    2,312
   Computer hardware and software............................   15,421   10,941
   Furniture, fixtures and equipment.........................   11,045    8,460
   Automobiles...............................................      571      568
                                                              --------  -------
                                                                33,010   25,611
   Less accumulated depreciation.............................  (12,144)  (7,653)
                                                              --------  -------
   Premises and equipment, net............................... $ 20,866  $17,958
                                                              ========  =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  Depreciation expense amounted to approximately $4.6 million, $3.1 million and $2.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.

  The Company maintains 15 deposit branches, 28 loan centers, nine correspondent service centers, a loan servicing center, and three corporate operation centers. Seven of the deposit branches and one of the loan production facilities are owned by the Company. Lease rental expense totaled approximately $4.1 million, $3.3 million and $3.1 million for the years ended 1996, 1995 and 1994, respectively. The following outlines the Company's minimum contractual lease obligations as of December 31, 1996 (in thousands):

            1997.................................. $2,603
            1998..................................  1,834
            1999..................................  1,357
            2000..................................  1,079
            2001..................................    463
                                                   ------
              Total............................... $7,336
                                                   ======

  During January 1997, the Company exercised its option under an existing lease agreement to purchase land and a building in Jackson County, Michigan for $3.0 million.

  The Company has committed to the development of additional software and systems to be utilized in the mortgage banking segment. The amount committed to the project amounted to approximately $1.8 million, of which approximately $500,000 was paid during 1996.

NOTE 7--MORTGAGE SERVICING RIGHTS

  Not included in the accompanying consolidated financial statements are mortgage loans serviced for others. The unpaid principal balances of these loans, including subservicing of approximately $3.6 billion and $536.3 million at December 31, 1996 and 1995, respectively, are summarized as follows (in thousands):

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1996       1995
                                                          ---------- ----------
   Mortgage loans serviced for:
     FHLMC and FNMA...................................... $4,658,056 $6,638,435
     MSHDA...............................................     47,505     31,055
     GNMA................................................      6,458      7,217
     Other investors.....................................  3,708,935    648,147
                                                          ---------- ----------
                                                          $8,420,954 $7,324,854
                                                          ========== ==========

  Custodial accounts maintained in connection with the above mortgage servicing rights were approximately $106.3 million and $131.4 million at December 31, 1996 and 1995, respectively. These amounts include payments for principal, interest, taxes, and insurance collected on behalf of the individual investor.

  As discussed in Note 3, the Company adopted SFAS 122 in May 1995. The effect of the adoption was to increase earnings by approximately $1.5 million before taxes for 1995 or $0.13 per share.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  The following is an analysis of the changes in the mortgage servicing rights (in thousands):

                                                       FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                    ---------------------------
                                                      1996      1995     1994
                                                    --------  --------  -------
   Balance, beginning of period.................... $ 27,957  $ 18,179  $17,563
   Additions.......................................   63,499    31,106   15,616
   Sales...........................................  (50,075)  (15,684)  (9,475)
   Amortization....................................  (11,317)   (5,644)  (5,525)
                                                    --------  --------  -------
   Balance, end of period.......................... $ 30,064  $ 27,957  $18,179
                                                    ========  ========  =======

  At December 31, 1996 and 1995, the estimated fair value of the mortgage loan servicing portfolio was approximately $54.0 million and $70.4 million, respectively. The estimated fair value in excess of book value was approximately $23.9 million and $42.4 million at December 31, 1996 and 1995, respectively.

  During October 1995, Flagstar committed to sell $2.0 billion of mortgage servicing rights to a large national bank during 1996. The commitment required quarterly installment sales of new production mortgage servicing rights. The first installment was made in December 1995.

  During 1996, Flagstar committed to sell $2.0 to $3.0 billion of mortgage servicing rights during 1996 and 1997 to a major mortgage servicing company. The commitment requires quarterly installment sales of new production mortgage servicing rights. Flagstar has fulfilled $1.4 billion of this commitment, and all of the October 1995 commitment, as of December 31, 1996.

NOTE 8--DEPOSIT ACCOUNTS

  The deposit accounts are as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
   Demand, NOW and money market accounts..................... $ 66,661 $ 40,166
   Savings accounts..........................................   57,211   38,094
   Certificate of deposit....................................  500,613  448,714
                                                              -------- --------
     Total deposit accounts.................................. $624,485 $526,974
                                                              ======== ========

  Noninterest-bearing deposits included in the demand, NOW and money market accounts balances at December 31, 1996 and 1995 were approximately $36.7 million and $10.9 million, respectively.

  The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $279.5 million and $223.4 million at December 31, 1996 and 1995, respectively.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  The following indicates the scheduled maturities of the Company's certificates of deposit as of December 31, 1996 (in thousands):

   Three months or less............................................... $142,516
   Over three through six months......................................  128,583
   Over six through twelve months.....................................  141,378
   One to two years...................................................   54,645
   Thereafter.........................................................   33,491
                                                                       --------
     Total............................................................ $500,613
                                                                       ========

  Interest expense on deposit accounts is summarized as follows (in thousands):

                                                          FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                          1996    1995    1994
                                                         ------- ------- ------
   Demand, NOW and money market accounts................ $ 2,499 $ 1,824 $  773
   Passbook savings.....................................     428     228    127
   Certificates of deposit..............................  27,504  23,071  8,137
                                                         ------- ------- ------
     Total.............................................. $30,431 $25,123 $9,037
                                                         ======= ======= ======

NOTE 9--FHLB ADVANCES

  The following indicates certain information related to the FHLB advances (in thousands):

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
   Maximum outstanding at any month end........... $389,801  $315,000  $200,750
   Average monthly balance........................  247,204   237,535    83,912
   Average interest rate..........................     5.78%     6.35%     4.44%

  Flagstar has the authority and approval from the FHLB to utilize a total of $425 million in collateralized borrowings. Advances at December 31, 1996 principally mature during 1997 and 1998. Pursuant to collateral agreements with the FHLB, advances are collateralized by non-delinquent single-family residential mortgage loans.

NOTE 10--FEDERAL INCOME TAXES

  Components of the provision for federal income taxes consists of the following (in thousands):

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                         ----------------------
                                                          1996     1995   1994
                                                         -------  ------ ------
   Current provision.................................... $11,072  $6,004 $6,505
   Deferred (benefit) provision.........................    (773)  3,415  2,813
                                                         -------  ------ ------
                                                         $10,299  $9,419 $9,318
                                                         =======  ====== ======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  The Company's effective tax rates differ from the statutory federal tax rates. The following is a summary of such differences (in thousands):

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                         ---------------------
                                                          1996    1995   1994
                                                         ------- ------ ------
   Provision at statutory federal income tax rate....... $ 9,563 $8,713 $8,907
   Increase resulting from:
     Amortization of deposit premium....................     450    450    225
     Other, net.........................................     286    256    186
                                                         ------- ------ ------
   Provision at effective federal income tax rate....... $10,299 $9,419 $9,318
                                                         ======= ====== ======

  The details of the net tax liability are as follows (in thousands):

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
   Deferred tax assets:
     Mark-to-market adjustments on earning assets.......... $  1,130  $  1,031
     Interest not accrued..................................      934       255
     Other.................................................      218         9
                                                            --------  --------
       Total...............................................    2,282     1,295
                                                            --------  --------
   Deferred tax liabilities:
     Deferred fees.........................................   (1,112)     (567)
     Bad debt reserves.....................................     (704)   (1,246)
     Mortgage loan servicing rights........................  (10,199)   (9,724)
     Purchase accounting valuation adjustments.............     (555)     (835)
     Premises and equipment................................     (885)     (463)
     Other.................................................     (268)     (674)
                                                            --------  --------
       Total...............................................  (13,723)  (13,509)
                                                            --------  --------
   Net deferred tax liability..............................  (11,441)  (12,214)
   Currently payable.......................................  (11,107)   (2,441)
                                                            --------  --------
   Net tax liability....................................... $(22,548) $(14,655)
                                                            ========  ========

  The Company files a consolidated federal income tax return on a calendar year basis. Through its tax year ended December 31, 1995, Flagstar has determined its deduction for bad debts based on the reserve method in lieu of the specific charge-off method. Under the reserve method, Flagstar has established and maintained a reserve for bad debts against which actual loan losses are charged. As a qualifying thrift institution, Flagstar has calculated its addition to its bad debt reserve under either, (1) the "percentage of taxable income" method or (2) the "experience" method. Flagstar used the percentage of taxable income method in determining its bad debt reserve addition for its 1995 and 1994 tax years.

  During August 1996, the President signed the Small Business Job Protection Act of 1996 ("the Jobs Act") which contains certain provisions that require all savings banks and thrifts to account for bad debts for income tax reporting purposes in the same manner as banks. The effect on a large thrift such as Flagstar is that it must change its tax method of accounting for determining its allowable bad debt deduction from the reserve method to the specific charge-off method. Consequently, the bad debt deduction based on a percentage of taxable income or the experience method is no longer allowed for years beginning after December 31, 1995.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  The bad debt reserves maintained for tax purposes and accumulated after 1987 are subject to recapture as part of the change. Base year reserves (generally pre-1988 bad debt reserves) will not be recaptured unless Flagstar, or a successor institution, liquidates, redeems shares or pays a dividend in excess of earnings and profits.

  The recapture of the post 1987 reserves will generally be taken into account ratably over six years beginning with the 1996 tax year. Flagstar may defer the recapture up to an additional two years if it meets certain residential lending requirements during tax years beginning before January 1, 1998. Income taxes have been provided for the temporary difference between the allowance for losses and the increase in the bad debt reserve maintained for tax purposes since the 1987 base year. The cumulative amount of this difference at December 31, 1995 was approximately $3.5 million for Flagstar. As a result of the Jobs Act, the cumulative difference of $3.5 million will be recaptured. Management believes that Flagstar has met the conditions of the residential lending requirements which allow deferral of the recapture of the reserve during 1996. The Jobs Act had no effect on the base year reserves of Flagstar. Consequently, Flagstar has not provided deferred taxes of approximately $1.4 million on the balance of its tax bad debt reserves as of the 1987 base year.

NOTE 11--EMPLOYEE BENEFITS

  The Company maintains a 401(k) plan for its employees. Under the plan, eligible employees may contribute up to 6% of their compensation up to a maximum of $9,000 annually. The Company currently provides a matching contribution up to 3% of an employee's annual compensation. The Company's contributions vest at a rate such that an employee is fully vested after seven years of service. The Company's contributions to the plan for the years ended December 31, 1996, 1995 and 1994 were approximately $594,000, $493,000 and
$371,000, respectively. The Company may also make discretionary contributions to the plan; however, none have been made.

NOTE 12--CONTINGENCIES

  The Company is involved in certain lawsuits incidental to its operations. Management, after review with its legal counsel, is of the opinion that settlement of such litigation will not have a material effect on the Company's financial condition.

  A substantial part of the Company's business has involved the origination, purchase, and sale of mortgage loans. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries, and other mortgage lending institutions generally seeking civil statutory and actual damages and rescission under the federal Truth in Lending Act (the "TILA"), as well as remedies for alleged violations of various state unfair trade practices laws and restitution or unjust enrichment in connection with certain mortgage loan transactions.

  The Company has a substantial mortgage loan servicing portfolio and maintains escrow accounts in connection with this servicing. During the past several years, numerous individual claims and purported consumer class action claims were commenced against a number of financial institutions, their subsidiaries, and other mortgage lending institutions generally seeking declaratory relief that certain of the lenders' escrow account servicing practices violate the Real Estate Settlement Practices Act and breach the lenders' contracts with borrowers. Such claims also generally seek actual damages and attorney's fees.

  In addition to the foregoing, mortgage lending institutions have been subjected to an increasing number of other types of individual claims and purported consumer class action claims that relate to various aspects of the origination, pricing, closing, servicing, and collection of mortgage loans and that allege inadequate disclosure, breach of contract, or violation of state laws. Claims have involved, among other things, interest rates and fees charged in connection with loans, interest rate adjustments on adjustable-rate mortgage loans, timely release of

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
liens upon loan payoffs, the disclosure and imposition of various fees and charges, and the placing of collateral protection insurance.

  While the Company has had various claims similar to those discussed above asserted against it, management does not expect these claims to have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

NOTE 13--REGULATORY MATTERS

  The Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA"), which instituted major reforms in the operation and supervision of the savings and loan industry, contains provisions for capital standards. These standards require savings institutions to have a minimum regulatory tangible capital (as defined in the regulation) equal to 1.50% of adjusted total assets and a minimum 3.00% core capital (as defined) of adjusted total assets. Additionally, savings institutions are required to meet a total risk-based capital requirement of 8.00%.

  Flagstar is also subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning reporting on internal controls, accounting and operations.

  FDICIA's prompt corrective action regulations define specific capital categories based on an institutions' capital ratios. The capital categories, in declining order, are "well" capitalized, "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with OTS, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by the OTS or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution.

  The following chart delineates the categories as defined in the FDICIA legislation:

                                            TIER 1         TOTAL
                                            RISK-         RISKED-
                              CORE          BASED          BASED
                            CAPITAL        CAPITAL        CAPITAL
                         -------------- -------------- --------------
"Well capitalized"......           5.0%           6.0%          10.0%
"Adequately
 capitalized"...........           4.0%           4.0%           8.0%
"Undercapitalized"...... Less than 4.0% Less than 4.0% Less than 8.0%
"Significantly
 undercapitalized"...... Less than 3.0% Less than 3.0% Less than 6.0%

  At December 31, 1996, Flagstar's consolidated Core, Tier 1 risk-based, and Total risk-based capital ratios were 6.01%, 10.48% and 10.91%, respectively. These ratios place Flagstar in the "well capitalized" category.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  The following is a calculation of Flagstar's consolidated regulatory capital at December 31, 1996 (in thousands):

                                            TIER 1                      TOTAL
                                             RISK-                      RISK-
                                     GAAP    BASED  TANGIBLE   CORE     BASED
                                    CAPITAL CAPITAL CAPITAL   CAPITAL  CAPITAL
                                    ------- ------- --------  -------  -------
GAAP capital, as reported.......... $77,899 $77,899 $77,899   $77,899  $77,899
Nonallowed assets:
  Core deposit premium.............                  (5,805)
  Other assets.....................                                       (313)
Additional capital items:
  General valuation allowance......                                      3,500
                                            ------- -------   -------  -------
Regulatory capital.................         $77,899  72,094    77,899   81,086
                                            =======
Minimum capital requirement %......                    1.50%     3.00%    8.00%
Minimum capital requirement $......                  19,365    38,904   59,458
                                                    -------   -------  -------
Regulatory capital--excess.........                 $52,729   $38,995  $21,628
                                                    =======   =======  =======

  At December 31, 1995, Flagstar's consolidated Core, Tier 1 risk-based, and Total risk-based capital ratios were 5.84%, 9.83% and 10.12%, respectively. These ratios place Flagstar in the "well capitalized" category.

  The following is a calculation of Flagstar's consolidated regulatory capital at December 31, 1995 (in thousands):

                                            TIER 1                      TOTAL
                                             RISK-                      RISK-
                                     GAAP    BASED  TANGIBLE   CORE     BASED
                                    CAPITAL CAPITAL CAPITAL   CAPITAL  CAPITAL
                                    ------- ------- --------  -------  -------
GAAP capital, as reported.......... $61,003 $61,003 $61,003   $61,003  $61,003
Nonallowed assets:
  Core deposit premium.............                  (7,095)
  Other assets.....................                                       (306)
Additional capital items:
  General valuation allowance......                                      2,102
                                            ------- -------   -------  -------
Regulatory capital.................         $61,003  53,908    61,003   62,799
                                            =======
Minimum capital requirement %......                    1.50%     3.00%    8.00%
Minimum capital requirement $......                  15,566    31,346   49,655
                                                    -------   -------  -------
Regulatory capital--excess.........                 $38,342   $29,657  $13,144
                                                    =======   =======  =======

  The OTS risk-based capital regulation also includes an interest rate risk
(IRR) component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements. Under the regulation, a savings institution's IRR is measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. A savings institution is considered to have a "normal" level of IRR exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates is less than 2% of the current estimated economic value of its assets. If the OTS determines in the future to enforce the regulation's IRR requirements, a savings institution with a greater than normal IRR would be required to deduct from total capital, for purposes of calculating its risk-based capital

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
requirement, an amount equal to one half the difference between the institution's measured IRR and 2%, multiplied by the economic value of the institution's total assets. Management does not believe that this regulation, when enforced, will have a material impact on Flagstar.

  The United States Congress has passed legislation that resulted in an assessment on all Savings Association Insurance Fund ("SAIF") insured deposits in order to recapitalize the SAIF. This one-time assessment amounted to approximately 66 basis points on SAIF assessable deposits held as of March 31, 1995. The assessment amounted to approximately $3.4 million and was charged to earnings during the third quarter of 1996.

NOTE 14--CONCENTRATIONS OF CREDIT

  Properties collateralizing loans receivable are geographically disbursed throughout the United States. As of December 31, 1996, approximately 38% of these properties are located in Michigan (measured by principal balance), and another 43% are located in the states of California, Colorado, Ohio, Florida, Illinois, Texas, Maryland, Washington, Virginia, and Georgia. No other state contains more than 2% of the properties collateralizing these loans.

NOTE 15--CORPORATE ACQUISITION

  Flagstar entered into a definitive agreement on November 16, 1993 to acquire all of the outstanding stock of Security Savings Bank, FSB of Jackson, Michigan for $35 per share or approximately $25.9 million. As part of this agreement, Security maintained its corporate identity and became an operating subsidiary of Flagstar. The completion of this acquisition was finalized on June 30, 1994, at the close of business. Had Security been a part of the Company for all of 1994, the Company's earnings would have been reduced by $581,000 or $0.05 per share.

  In conjunction with Flagstar's acquisition of Security, a deposit premium was capitalized in the amount of $9.0 million. This premium, which is included in other assets, is being amortized over seven years on a straight-line method. The premium, net of amortization, totals $5.8 million and $7.1 million at December 31, 1996 and 1995, respectively. Amortization of the deposit premium amounted to approximately $1.3 million, $1.3 million and $650,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 16--FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107 issued by the Financial Accounting Standards Board, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, where it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Because assumptions used in these valuation techniques are inherently subjective in nature, the estimated fair values cannot always be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument.

  The fair value estimates presented herein are based on relevant information available to management as of December 31, 1996 and 1995. Management is not aware of any factors that would significantly affect these estimated fair value amounts. As these reporting requirements exclude certain financial instruments and all non-financial instruments, the aggregate fair value amounts presented herein do not represent management's estimate of the underlying value of the Company. Additionally, such amounts exclude intangible asset values such as the value of core deposit intangibles.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments and certain non-financial instruments for which it is practicable to estimate that value:

    Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value.

    Loans receivable: This portfolio consists of single family mortgage loans held for sale and investment, collateralized commercial lines of credit, commercial real estate loans, builder development project loans, consumer credit obligations, and single family home construction loans. Mortgage loans held for sale and investment are valued using fair values attributable to similar mortgage loans. The fair value of the other loans are valued based on the fair value of obligations with similar credit characteristics.

    Other investments: The carrying amount of other investments approximates fair value.

    Federal Home Loan Bank stock: No secondary market exists for Federal Home Loan Bank (FHLB) stock. The stock is bought and sold at par by the FHLB. The recorded value, therefore, is the fair value. The amount of stock required to be purchased is based on total assets and is determined annually.

    Deposit Accounts: The fair value of demand deposits and savings accounts approximates the carrying amount. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

    Federal Home Loan Bank Advances: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of the existing debt.

    Mortgage Servicing Rights: See Note 3 for a description of the method used to value the mortgage servicing rights.

    Financial instruments with off-balance-sheet risk: The fair value of financial futures contracts, forward delivery contracts and fixed rate commitments to extend credit are based on current market prices.

  The following tables set forth the fair value of the Company's financial instruments (in thousands):

                                                   DECEMBER 31,
                                       ---------------------------------------
                                             1996                1995
                                       -----------------  --------------------
                                       CARRYING   FAIR    CARRYING     FAIR
                                        VALUE    VALUE      VALUE      VALUE
                                       -------- --------  ---------  ---------
Financial instruments:
  Assets:
    Cash and cash equivalents......... $ 44,187 $ 44,187  $  29,119  $  29,119
    Mortgage loans held for sale......  840,767  850,455    620,455    621,585
    Loans held for investment.........  270,069  274,158    305,580    308,702
    Other investments.................      887      887        818        818
    Federal Home Loan Bank stock......   19,725   19,725     17,800     17,800
Liabilities:
  Deposits:
    Demand deposits and savings
     accounts......................... $123,872 $123,872  $ (78,260) $ (78,260)
    Certificates of deposit...........  500,613  500,718   (448,714)  (451,500)
  FHLB advances.......................  389,801  389,635   (191,156)  (190,800)
Off-balance sheet items:
  Forward delivery contracts..........      --    (9,868)       --      (9,366)
  Commitments to extend credit........      --     5,362        --       1,789
Non-financial instruments:
  Unrealized gains on mortgage
   servicing rights (see Note 7)......      --    23,900        --      42,400

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  The Company enters into certain financial instruments with off-balance-sheet risk in the ordinary course of business to reduce its exposure to changes in interest rates. The Company utilizes only traditional financial instruments for this purpose and does not enter into instruments such as leveraged derivatives or structured notes. The financial instruments used for hedging interest rate risk include financial futures contracts and forward delivery contracts. A hedge is an attempt to reduce risk by creating a relationship whereby any losses on the hedged asset or liability are expected to be counterbalanced in whole or part by gains on the hedging financial instrument. Thus, market risk resulting from a particular off-balance-sheet instrument is normally offset by other on or off-balance-sheet transactions. The Company seeks to manage credit risk by limiting the total amount of arrangements outstanding, both by counterparty and in the aggregate, by monitoring the size and maturity structure of the financial instruments, by assessing the creditworthiness of the counterparty, and by applying uniform credit standards for all activities with credit risk.

 Financial Instruments with Off-Balance-Sheet Risk

  Notional principal amounts indicated in the following table represent the extent of the Company's involvement in particular classes of financial instruments and generally exceed the expected future cash requirements relating to the instruments.

                                                                      DECEMBER 31,
                                                                      ------------
                                                                      1996    1995
                                                                      ----    ----
                                                                      (IN MILLIONS)
   Forward delivery contracts........................................ $665    $511
   Commitments to extend credit......................................  695     489

  All of the Company's financial instruments with off-balance sheet risk expire within one year.

  Financial Futures Contracts: There were no Treasury futures contracts outstanding at December 31, 1996 or 1995. Gains or losses on futures transactions are recorded on the specific identification method in response to adjustments in the fair market value of the instruments. During 1996, 1995 and 1994, the Company recorded losses on financial futures amounting to approximately $90,000, $1.3 million and $400,000, respectively.

  Forward Delivery Contracts: Forward delivery contracts are entered into to sell single family mortgage loans:

                                                                       DECEMBER 31,
                                                                       ------------
                                                                       1996    1995
                                                                       ----    ----
                                                                       (IN MILLIONS)
   Types
     Fixed............................................................ $633    $470
     Balloon..........................................................   23      30
     Variable.........................................................    9      11
                                                                       ----    ----
                                                                       $665    $511
                                                                       ====    ====

  Substantially all forward delivery contracts are entered into with the FHLMC, FNMA or GNMA.

  Commitments to Extend Credit: The Company's exposure to credit loss for commitments to extend credit is represented by the contractual amount of those agreements. The Company uses the same credit policies in making funding commitments as it does for on-balance-sheet instruments. These commitments generally have fixed expiration dates or other termination clauses. Because commitments may expire without being drawn upon, the total contract amounts do not necessarily represent future cash requirements.

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                                                                       DECEMBER 31,
                                                                       ------------
                                                                       1996    1995
                                                                       ----    ----
                                                                       (IN MILLIONS)
   Single family...................................................... $585    $409
   Other..............................................................  110      80
                                                                       ----    ----
     Total............................................................ $695    $489
                                                                       ====    ====
   Fixed.............................................................. $670    $459
   Variable...........................................................   25      30
                                                                       ----    ----
     Total............................................................ $695    $489
                                                                       ====    ====

NOTE 17--SEGMENT INFORMATION

  The Company operates in two industry segments. The two industry segments are mortgage banking and retail banking. Following is a presentation of financial information by business segment for the period indicated (in thousands).

                                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                 ----------------------------------------------
                                  RETAIL     MORTGAGE
                                  BANKING    BANKING
                                  SEGMENT    SEGMENT    ELIMINATIONS  COMBINED
                                 ---------  ----------  ------------ ----------
Revenues.......................  $  13,791  $   74,955   $     --    $   88,746
Earnings before income taxes...      3,305      24,017         --        27,322
Depreciation and amortization
 of intangibles................      1,589      15,698         --        17,287
Capital expenditures...........        312       7,284         --         7,596
Identifiable assets............    387,201   1,112,676    (202,651)   1,297,226
Intersegment income (expense)..     14,186     (14,186)        --           --
                                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                 ----------------------------------------------
                                  RETAIL     MORTGAGE
                                  BANKING    BANKING
                                  SEGMENT    SEGMENT    ELIMINATIONS  COMBINED
                                 ---------  ----------  ------------ ----------
Revenues.......................  $  12,390  $   54,459   $     --    $   66,849
Earnings before income taxes...      3,549      21,346         --        24,895
Depreciation and amortization
 of intangibles................      1,728       9,344         --        11,072
Capital expenditures...........      1,665       4,967         --         6,632
Identifiable assets............    307,620     782,802     (45,328)   1,045,094
Loans transferred to (from)....   (185,111)    185,111         --           --
Intersegment income (expense)..     (4,153)      4,153         --           --
                                     FOR THE YEAR ENDED DECEMBER 31, 1994
                                 ----------------------------------------------
                                  RETAIL     MORTGAGE
                                  BANKING    BANKING
                                  SEGMENT    SEGMENT    ELIMINATIONS  COMBINED
                                 ---------  ----------  ------------ ----------
Revenues.......................  $   1,432  $   61,926   $     --    $   63,358
Earnings (loss) before income
 taxes.........................     (2,127)     27,576         --        25,449
Depreciation and amortization
 of intangibles................        746       8,276         --         9,022
Capital expenditures...........        664       5,927         --         6,591
Identifiable assets............    416,023     480,511    (173,384)     723,150
Loans transferred to (from)....    106,261    (106,261)        --           --
Intersegment income (expense)..     (2,358)      2,358         --           --

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

  Revenues are comprised of net interest income (before the provision for credit losses) and non-interest income. Non-interest expenses are fully allocated to each segment. The intersegment income (expense) consists of interest expense incurred or charged on intersegment borrowing.

NOTE 18--QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table represents summarized data for each of the quarters in 1996 and 1995 (in thousands except earnings (loss) per share data).

                                      1996                             1995
                         -------------------------------- -------------------------------
                         FOURTH   THIRD   SECOND   FIRST  FOURTH   THIRD  SECOND   FIRST
                         QUARTER QUARTER  QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER
                         ------- -------  ------- ------- ------- ------- ------- -------
Interest income......... $18,500 $18,603  $19,558 $19,518 $21,035 $19,879 $16,762 $13,628
Interest expense........  11,846  10,579   11,820  11,722  12,042  12,206   9,739   7,456
                         ------- -------  ------- ------- ------- ------- ------- -------
Net interest income.....   6,654   8,024    7,738   7,796   8,993   7,673   7,023   6,172
Provision for losses....   1,464     488      344     308      49      20       4     165
                         ------- -------  ------- ------- ------- ------- ------- -------
Net interest income
 after provision for
 losses.................   5,190   7,536    7,394   7,488   8,944   7,653   7,019   6,007
Mortgage banking non-
 interest income........  16,553   8,756   24,293   8,129  11,272   9,968   7,846   7,128
Other non-interest
 income.................     147     180      221     255     141     229     200     204
Non-interest expense....  12,326  19,460   14,554  12,480  12,478  10,637   9,069   9,532
                         ------- -------  ------- ------- ------- ------- ------- -------
Earnings (loss) before
 income taxes...........   9,564  (2,988)  17,354   3,392   7,879   7,213   5,996   3,807
Provision for federal
 income taxes...........   3,881    (949)   6,225   1,142   3,061   2,682   2,221   1,455
                         ------- -------  ------- ------- ------- ------- ------- -------
Net earnings (loss)..... $ 5,683 $(2,039) $11,129 $ 2,250 $ 4,818 $ 4,531 $ 3,775 $ 2,352
                         ======= =======  ======= ======= ======= ======= ======= =======
Earnings (loss) per
 share.................. $  0.50 $ (0.18) $  0.99 $  0.20 $  0.43 $  0.40 $  0.33 $  0.21
                         ======= =======  ======= ======= ======= ======= ======= =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

NOTE 19--HOLDING COMPANY ONLY FINANCIAL STATEMENTS

  The following are unconsolidated financial statements for the Company. These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto (in thousands).

                                HOLDING COMPANY

                   CONDENSED STATEMENTS OF FINANCIAL POSITION

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
   ASSETS
     Cash and cash equivalents................................. $   122 $    44
     Investment in subsidiaries................................  78,308  62,326
     Other assets..............................................      38      76
                                                                ------- -------
       Total assets............................................ $78,468 $62,446
                                                                ======= =======
   LIABILITIES AND STOCKHOLDERS' EQUITY
   LIABILITIES
     Other liabilities......................................... $   --  $     1
                                                                ------- -------
       Total liabilities.......................................     --        1
   STOCKHOLDERS' EQUITY
     Common stock..............................................     112     112
     Additional paid in capital................................   2,816   2,816
     Retained earnings.........................................  75,540  59,517
                                                                ------- -------
       Total stockholders' equity..............................  78,468  62,445
                                                                ------- -------
       Total liabilities and stockholders' equity.............. $78,468 $62,446
                                                                ======= =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                                HOLDING COMPANY

                        CONDENSED STATEMENTS OF EARNINGS

                                                         FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                       -----------------------
                                                        1996    1995    1994
                                                       ------- ------- -------
   Income
     Dividends from subsidiaries...................... $ 1,000 $ 2,450 $ 1,700
   Expenses
     General and administrative.......................       8      13      18
                                                       ------- ------- -------
   Earnings before undistributed earnings of
    subsidiaries......................................     992   2,437   1,682
   Equity in undistributed earnings of subsidiaries...  16,031  13,039  14,449
                                                       ------- ------- -------
   Net earnings....................................... $17,023 $15,476 $16,131
                                                       ======= ======= =======

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

                                HOLDING COMPANY

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                    FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                                 ----------------------------
                                                   1996      1995      1994
                                                 --------  --------  --------
   CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings................................. $ 17,023  $ 15,476  $ 16,131
   Adjustments to reconcile net earnings to net
    cash provided by operating activities
     Equity in undistributed earnings...........  (15,982)  (13,004)  (14,208)
     Change in other assets.....................       38       (21)      (55)
     Change in other liabilities................       (1)        1       --
     Change in unrealized gains.................      --        --       (126)
                                                 --------  --------  --------
       Net cash provided by operating
        activities..............................    1,078     2,452     1,742
   CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid...............................   (1,000)   (2,000)     (400)
   Stock repurchase.............................      --       (450)   (1,300)
                                                 --------  --------  --------
       Net cash used by financing activities....   (1,000)   (2,450)   (1,700)
   Net increase in cash and cash equivalents....       78         2        42
   Cash and cash equivalents at beginning of
    period......................................       44        42       --
                                                 --------  --------  --------
   Cash and cash equivalents at end of period... $    122  $     44  $     42
                                                 ========  ========  ========

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES

NOTE 20--SUBSEQUENT EVENTS

 Name Change

  In January 1997, the Company changed its name from FSSB Holding Corporation to Flagstar Bancorp, Inc.

 Stock Split

  In January 1997, the Company increased its common shares authorized to 40,000,000 and split its issued and outstanding shares 38.4246 to one. All share and per share information in the financial statements have been retroactively restated to give effect to the stock split.

 Stock Offering

  In conjunction with the stock split, the Company filed a registration statement in February 1997 with the Securities and Exchange Commission to offer 8,050,000 shares of common stock to the public, including 5,850,000 shares being sold by the stockholders of the Company.

 Stock Option and Purchase Plans, and Other Compensation Plans

  In January 1997, the Company's Board of Directors adopted resolutions to implement various stock option and purchase plans and deferred and incentive compensation plans effective upon the successful completion of the common stock offering.

  The purpose of the Stock Option Plan ("Option Plan") is to provide an additional incentive to directors and employees by facilitating their purchase of Common Stock. The Option Plan will have a term of 10 years from the date of its approval by the Company stockholders, after which no awards may be made, unless the plan is earlier terminated by the Board of Directors of the Company. Pursuant to the Option Plan, a number of shares equal to 10% of the shares of Common Stock (1,345,000 shares) that are to be outstanding following the Offering would be reserved for future issuance by the Company.

  It is intended that options granted under the Option Plan will constitute both incentive stock options ("ISOs") and non-incentive stock options ("non-ISOs"). ISOs are options that comply with certain restrictions pursuant the Internal Revenue Code of 1986, as amended (the "Code") and thereby provide favorable tax treatment to recipients, although they do not generally result in tax deductions to the Company. Non-ISO's are stock options that fail to qualify as ISO, either at the time of grant or upon exercise.

  The exercise price for ISOs may not be less than 100% of the fair market value of the shares on the date of the grant. Non-ISOs may be granted with any exercise price, although a recipient will recognize taxable income upon the receipt of a non-ISO with an exercise price that is substantially less than its fair market value.

  The initial grant of stock options under the Option Plan is expected to take place on the date of the Option Plan's receipt of stockholder approval. It is anticipated that the Company will account for the Option Plan in accordance with the provisions of APB No. 25, "Accounting for Stock issued to Employees" and adopt the disclosure requirements of SFAS No. 123.

  Under the Employee Stock Purchase Plan ("Purchase Plan") eligible participants, upon providing evidence of a purchase of the Company's common shares from any third party and on the open market, would receive a payment from the Company equal to 15% of the full price of the shares. Persons who own 5% or more of the outstanding Common Stock are not eligible to purchase shares under the Purchase Plan. The Purchase Plan includes limitations on the maximum reimbursement to a participant during a year. The Purchase Plan has not

                    FLAGSTAR BANCORP, INC. AND SUBSIDIARIES
been designed to comply with the requirements of the Internal Revenue Code with respect to employee stock purchase plans.

  The Incentive Compensation Plan ("Incentive Plan") is unfunded and benefits are payable only in the form of cash from the Bank's general assets. The Incentive Plan is administered by a committee which decides from year to year which employees of the Company will be eligible to participate in the Incentive Plan and the size of the bonus pool.

  The Deferred Compensation Plan allows employees to defer up to 25% of their annual compensation and directors to defer all of their compensation. Funds deferred remain the property of the Company and are placed in a trust. Participants may direct that their deferred amounts be invested in stock of the Company. Upon withdrawal, the participant has the option of receiving the stock or the proceeds of its sale at the market price at the time of withdrawal.

================================================================================

 NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY U.S. UNDER-WRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSONS IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UN-DER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Company..............................................................  18
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Market for the Common Stock..............................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Consolidated Financial and Other Data...........................  21
Management's Discussion and Analysis of Changes in Financial Condition
 and Results of Operations...............................................  23
Business.................................................................  37
Regulation...............................................................  58
Management...............................................................  65
Selling Stockholders.....................................................  76
Description of Capital Stock.............................................  77
Restrictions on Acquisition of the Company and the Bank..................  78
Certain Anti-Takeover Provisions in the Restated Articles of
 Incorporation and Restated Bylaws.......................................  81
Underwriting.............................................................  84
Legal Matters............................................................  88
Experts..................................................................  88
Available Information....................................................  88
Index to Consolidated Financial Statements............................... F-1

                               -----------------

 UNTIL    , 1997 (25 DAYS AFTER COMMENCEMENT OF THE OFFERING), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
================================================================================


                               8,050,000 SHARES

                   [LOGO OF FLAGSTAR BANCORP APPEARS HERE]

                                 COMMON STOCK



                               -----------------

                                  PROSPECTUS

                              April  , 1997

                               -----------------



                                LEHMAN BROTHERS

                           PAINEWEBBER INCORPORATED

                                  RONEY & CO.


================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFEDTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


            "Alternate Pages for International Offering prospectus"


                Subject to Completion, dated April 2, 1997

PROSPECTUS

                                8,050,000 SHARES

                   [LOGO OF FLAGSTAR BANCORP APPEARS HERE]

                                  COMMON STOCK

                                 ------------

  Of the shares of common stock, par value $0.01 per share (the "Common Stock"), of Flagstar Bancorp, Inc. (the "Company") offered hereby, 2,200,000 shares are being issued and sold by the Company and 5,850,000 shares are being sold by members of the Hammond family (collectively, the "Selling Stockholders"), who prior to this offering own 100% of the Company. The Selling Stockholders include Thomas J. Hammond, the Chairman of the Board and Chief Executive Officer of the Company, and Mark T. Hammond, the Vice Chairman and President of the Company. Of the 8,050,000 shares being offered hereby, shares are being offered initially outside the United States and Canada by the
International Managers (the "International Offering") and    shares are being
offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"). The initial public offering price and underwriting discounts and commissions will be identical for both offerings. See "Underwriting." The Company was formerly known as FSSB Holding Corporation and is the holding company and sole stockholder of Flagstar Bank, FSB (the "Bank"), which was formerly known as First Security Savings Bank, FSB. Following the consummation of the Offering, the Selling Stockholders will own 5,400,000 shares of Common Stock representing 40.15% of the voting power of the Company, assuming no exercise of the International Managers' and U.S. Underwriters' over-allotment options. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price for the Common Stock will be between $19 and $21 per share. See "Underwriting" for information relating to the factors to be considered in determining the public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "FLGS." See "Market for the Common Stock."

  At the request of the Company, the U.S. Underwriters have reserved up to 800,000 shares of Common Stock for sale at the initial public offering price to certain employees and customers of the Company and its affiliates.
                                 ------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A DEGREE OF RISK.

                 SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                                 ------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), THE OFFICE OF THRIFT SUPERVISION (THE "OTS") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, THE FDIC, THE OTS OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

================================================================================

                                     UNDERWRITING                  PROCEEDS TO
                           PRICE TO DISCOUNTS AND   PROCEEDS TO      SELLING
                            PUBLIC  COMMISSIONS(1) COMPANY(2)(3) STOCKHOLDERS(3)
--------------------------------------------------------------------------------
Per Share.................   $           $             $              $
--------------------------------------------------------------------------------
Total(4)..................  $           $             $              $

================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and International Managers (together, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company, estimated to be
    $   .
(3) Pursuant to an agreement among each of the Selling Stockholders and the Company, the Company has agreed to pay 50% of the Underwriting Discounts and Commissions in connection with the sale of shares of the Common Stock in the Offering as well as all other fees and expenses incurred in connection therewith. See "Selling Stockholders--Selling Stockholder Agreement."

(4) The Company and the Selling Stockholders have granted to the International
    Managers a 30-day option to purchase up to an additional     and     shares
    of Common Stock, respectively, on the same terms and conditions as set forth above to cover over-allotments, if any. The Company and the Selling Stockholders have granted the U.S. Underwriters a similar option to
    purchase up to an additional     and     shares of Common Stock,
    respectively, to cover over-allotments, if any. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Stockholders will be $   , $   , $    and $   , respectively. See
    "Underwriting."
                                 ------------

  The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of certificates for the shares of Common Stock will be made at the
offices of Lehman Brothers Inc., New York, New York, on or about    , 1997.

                                 ------------
LEHMAN BROTHERS

                         PAINEWEBBER INTERNATIONAL

                                                                     RONEY & CO.

April  , 1997

================================================================================

 NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY INTERNA-TIONAL MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SO-LICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSONS IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HERE-OF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Company..............................................................  18
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Market for the Common Stock..............................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Consolidated Financial and Other Data...........................  21
Management's Discussion and Analysis of Changes in Financial Condition
 and Results of Operations...............................................  23
Business.................................................................  37
Regulation...............................................................  58
Management...............................................................  65
Selling Stockholders.....................................................  76
Description of Capital Stock.............................................  77
Restrictions on Acquisition of the Company and the Bank..................  78
Certain Anti-Takeover Provisions in the Restated Articles of
 Incorporation and Restated Bylaws.......................................  81
Underwriting.............................................................  84
Legal Matters............................................................  88
Experts..................................................................  88
Available Information....................................................  88
Index to Consolidated Financial Statements............................... F-1

                               -----------------

 UNTIL    , 1997 (25 DAYS AFTER COMMENCEMENT OF THE OFFERING), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK IN THE UNITED STATES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DE-LIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UN-SOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
================================================================================


            "Alternate Pages for International Offering Prospectus"


                               8,050,000 SHARES

                   [LOGO OF FLAGSTAR BANCORP APPEARS HERE]

                                 COMMON STOCK



                               -----------------

                                  PROSPECTUS

                              April   , 1997

                               -----------------



                                LEHMAN BROTHERS

                        PAINEWEBBER INTERNATIONAL

                                  RONEY & CO.


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the Registrant.

     SEC registration fee...........................................     59,000
     NASD filing fee................................................     20,000*
     Nasdaq listing fee.............................................     53,000*
     Blue Sky filing fees and expenses..............................     10,000*
     Accounting fees and expenses...................................    250,000*
     Legal fees and expenses........................................    500,000*
     Printing, postage and mailing..................................    650,000*
     Stock transfer agent fees and certificates.....................     10,000*
     Other..........................................................    253,000*
                                                                     ----------
         Total...................................................... $1,805,000
                                                                     ==========

--------
* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Restated Articles of Incorporation contain a provision, authorized by the Michigan Business Corporation Act ("MBCA"), designed to eliminate in certain circumstances the personal liability of directors for monetary damages to the Company or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his or her duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of a director's duty of care. In addition, this provision applies only to claims against a director arising out of his or her role as a director and does not relieve a director from liability unrelated to his or her fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

  The Company's Restated Articles of Incorporation and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its stockholders.

  Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company's subsidiaries and the Company's officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company's or its subsidiaries' request.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  The following is the list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Schedules:

 EXHIBIT
 NUMBER                             DESCRIPTION                              PAGE
 -------                            -----------                              ----
 1.1(a)  Form of U.S. Underwriting Agreement..............................     *
 1.1(b)  Form of International Underwriting Agreement.....................     *
 1.2     Form of Custody Agreement........................................     *
 1.3     Form of Selling Stockholders' Power of Attorney..................     *
 3.1     Restated Articles of Incorporation of the Registrant.............    **
 3.2     By-Laws of the Registrant........................................    **
  4      Form of Stock Certificate........................................    **
  5      Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach,
          P.C. regarding legality of securities being registered..........    **
 10.1(a) Form of Employment Agreements between the Company and Thomas J.
          Hammond, Mark T. Hammond, Joan H. Anderson and Michael W.
          Carrie..........................................................     *
 10.1(b) Form of Employment Agreements between the Bank and Thomas J.
          Hammond, Mark T. Hammond, Joan H. Anderson and Michael W.
          Carrie..........................................................     *
 10.2    Form of Flagstar Bancorp, Inc. 1997 Employees and Directors Stock
          Option Plan.....................................................     *
 10.3    Form of Flagstar Bancorp, Inc. 1997 Employee Stock Acquisition
          Plan............................................................     *
 10.4    Form of Flagstar Bancorp, Inc. 1997 Incentive Compensation Plan..     *
 10.5    Form of Flagstar Bancorp, Inc. 1997 Deferred Compensation Plan...     *
 21      Subsidiaries of the Registrant...................................    **
 23.1    Consent of Grant Thornton LLP....................................     *
 23.2    Consent of Reinhart, Boerner, Van Deuren, Norris & Rieselbach,
          P.C. (contained in Exhibit 5)...................................    **
 23.3    Consent of Albert J. Gladner, Esq. ..............................    **
 24      Powers of Attorney (see the signature page of this Registration
          Statement)......................................................    **
 27      Financial Data Schedule (SEC Use Only)...........................     *
 99.1    Consent of Newly Elected Director--Richard S. Elsea..............     *
 99.2    Consent of Newly Elected Director--James D. Ishister.............     *
 99.3    Consent of Newly Elected Director--John Kersten..................     *
 99.4    Consent of Newly Elected Director--Michael Kojaian...............     *
 99.5    Consent of Newly Elected Director--Michael W. Carrie.............     *

--------

 * Filed herewith.

** Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes as follows:

    (a) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (c) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDED REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BLOOMFIELD HILLS, STATE OF MICHIGAN, ON THE 2ND DAY OF APRIL, 1997.

                                          Flagstar Bancorp, Inc.


                                          By       /s/ Thomas J. Hammond
                                            -----------------------------------
                                             THOMAS J. HAMMOND CHAIRMAN OF THE
                                                 BOARD AND CHIEF EXECUTIVE
                                                  OFFICER(DULY AUTHORIZED
                                                      REPRESENTATIVE)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

                  *                    Chairman of the
-------------------------------------   Board and Chief
          THOMAS J. HAMMOND             Executive Officer
                                        (Principal
                                        Executive Officer)

                  *                    Executive Vice
-------------------------------------   President, Chief
          MICHAEL W. CARRIE             Financial Officer
                                        and Treasurer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

                  *                    Vice Chairman of the
-------------------------------------   Board and President
           MARK T. HAMMOND

                  *                    Director and
-------------------------------------   Executive Vice
          JOAN H. ANDERSON              President

                  *                    Director, Senior
-------------------------------------   Vice President and
          MARY KAY MCGUIRE              Secretary

                  *                    Director
-------------------------------------
       RONALD I. NICHOLS, SR.

                  *                    Director
-------------------------------------
          JAMES D. COLEMAN

                  *                    Director
-------------------------------------
            CHARLES BAZZY

                  *                    Director
-------------------------------------
           HARRY S. ELLMAN

                  *                    Director
-------------------------------------
         WILLIAM B. BORTELS


*By:     /s/ Thomas J. Hammond                                  April 2, 1997
      -------------------------------
           THOMAS J. HAMMOND
           ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT NUMBER                         DESCRIPTION                          PAGE
 --------------                         -----------                          ----
    1.1(a)      Form of U.S. Underwriting Agreement.......................     *
    1.1(b)      Form of International Underwriting Agreement..............     *
    1.2         Form of Custody Agreement.................................     *
    1.3         Form of Selling Stockholders' Power of Attorney...........     *
    3.1         Restated Articles of Incorporation of the Registrant......    **
    3.2         By-Laws of the Registrant.................................    **
    4           Form of Stock Certificate.................................    **
    5           Opinion of Reinhart, Boerner, Van Deuren, Norris &
                 Rieselbach, P.C. regarding legality of securities being
                 registered...............................................    **
    10.1(a)     Form of Employment Agreements between the Company and
                 Thomas J. Hammond, Mark T. Hammond, Joan H. Anderson and
                 Michael W. Carrie........................................     *
    10.1(b)     Form of Employment Agreements between the Bank and Thomas
                 J. Hammond, Mark T. Hammond, Joan H. Anderson and Michael
                 W. Carrie................................................     *
    10.2        Form of Flagstar Bancorp, Inc. 1997 Employees and
                 Directors Stock Option Plan..............................     *
    10.3        Form of Flagstar Bancorp, Inc. 1997 Employee Stock
                 Acquisition Plan.........................................     *
    10.4        Form of Flagstar Bancorp, Inc. 1997 Incentive Compensation
                 Plan.....................................................     *
    10.5        Form of Flagstar Bancorp, Inc. 1997 Deferred Compensation
                 Plan.....................................................     *
    21          Subsidiaries of the Registrant............................    **
    23.1        Consent of Grant Thornton LLP.............................     *
    23.2        Consent of Reinhart, Boerner, Van Deuren, Norris &
                 Rieselbach, P.C. (contained in Exhibit 5)................    **
    23.3        Consent of Albert J. Gladner, Esq. .......................    **
    24          Powers of Attorney (see the signature page of this
                 Registration Statement)..................................    **
    27          Financial Data Schedule (SEC Use Only)....................     *
    99.1        Consent of Newly Elected Director--Richard S. Elsea.......     *
    99.2        Consent of Newly Elected Director--James D. Isbister......     *
    99.3        Consent of Newly Elected Director--John Kersten...........     *
    99.4        Consent of Newly Elected Director--Michael Kojaian........     *
    99.5        Consent of Newly Elected Director--Michael W. Carrie......     *

--------
 * Filed herewith.
** Previously filed.